Exhibit 99.6

Ontario’s Action Plan Protecting People’s Health and Our Economy The Honourable Peter Bethlenfalvy Minister of Finance and President of the Treasury Board 2021 ONTARIO BUDGET Ontario

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Ce document est disponible en français sous le titre :

Plan d’action de l’Ontario : Protéger la santé de la population et notre économie

Minister’s Foreword and Introduction

Minister’s Foreword and Introduction

COVID-19 arrived on Canadian shores one year ago.

At the time, few could have anticipated the devastating consequences, here at home and across the globe.

Our loved ones, our economy, our education system, our main streets and our communities have all been impacted by the global pandemic.

But from the first moments of this crisis, Premier Ford made clear that our government would protect the people of this province.

As the COVID-19 pandemic has continued to unfold during the preparation of this Budget, people have been very clear that they expect us to be focused on two vital priorities:

1. First and foremost, they expect us to protect people’s health.

2. And second, they expect us to protect our economy.

That is exactly what this Budget does.

We have been through stormy seas this past year. But with vaccines arriving in our communities, hope is on the horizon and a safe harbour is in sight.

At community centres and doctors’ offices and hospitals across our province, Ontario’s health care heroes are delivering vaccines that will help us return to normal. That’s what hope looks like.

But this difficult voyage isn’t over. And the government’s job — to protect you, the people of Ontario — isn’t done.

Under the leadership of Premier Ford, our entire government will continue to have your back and do whatever it takes to finish the job. To get to the day when we can hug our grandchildren. To gather in person to celebrate a friend’s birthday. Or get together at a local rink for a hockey game.

As we work together towards that day, we remain steadfast in our promise to protect people’s health and our economy.

That’s been our promise since the beginning of this crisis. It remains our promise today.

Minister’s Foreword and Introduction

Protecting People’s Health

Every victim of COVID-19 has left behind a devastated family, while the fear of the virus has infected all aspects of our lives and led to new mental health and addiction concerns in Ontario and around the world.

This is why Ontario’s primary focus since March 2020 has been protecting people’s health and to make good on Premier Ford’s simple, non-negotiable promise to the people of Ontario — we will do whatever it takes to keep you safe.

We will keep this promise, during COVID-19 and beyond.

Ontario’s Action Plan: Protecting People’s Health and Our Economy brings the government’s total investment to protect people’s health to $16.3 billion.

Highlights

Defeating COVID-19

• To vaccinate every person in the province who wants to be vaccinated, Ontario has made more than $1 billion available for a provincewide vaccination plan. Ontario is also making it safer to re-engage with our workplaces, businesses and communities with $2.3 billion for testing and contact tracing.

• To protect our frontline heroes and vulnerable people, Ontario has made available $1.4 billion for personal protective equipment, including more than 315 million masks and more than 1.2 billion gloves.

• To ensure every person who requires care in a hospital can access a bed, even during the worst of the pandemic, the government is investing an additional $5.1 billion to support hospitals since the pandemic began, creating more than 3,100 additional hospital beds. This includes $1.8 billion in 2021–22 to continue providing care for COVID-19 patients, address surgical backlogs and keep pace with patient needs.

Minister’s Foreword and Introduction

Fixing Long-Term Care

• To address decades of neglect and help those waiting to get into long-term care, Ontario is investing an additional $933 million over four years, for a total of $2.6 billion, to support building 30,000 new long-term care beds. Ontario is also investing $246 million over the next four years to improve living conditions in existing homes, including ensuring homes have air conditioning for residents, so our loved ones can live in comfort, and with safety, dignity and respect.

• To protect our loved ones in long-term care from the deadly COVID-19 virus, Ontario is investing an additional $650 million in 2021–22, bringing the total resources invested since the beginning of the pandemic to protect the most vulnerable to over $2 billion.

• To ensure our loved ones receive the best quality care in Canada, Ontario is investing $4.9 billion over four years to increase the average direct daily care to four hours a day in long-term care and hiring more than 27,000 new positions, including personal support workers (PSWs) and nurses.

Caring for People

• To address the need for more health care services, Ontario is making investments to support historic hospital expansion and construction projects, including a new inpatient wing at William Osler Health System’s Peel Memorial and ongoing planning of a new regional hospital in Windsor-Essex. The government is also investing in the creation of new children’s treatment centres in Ottawa and Chatham-Kent to increase access to critical programs and services.

• To help the thousands of people struggling with mental health and addictions issues, Ontario is providing additional funding of $175 million in 2021–22 as part of the historic investment of $3.8 billion over 10 years, to provide more and better care for everyone who needs it.

• To assist survivors of domestic violence — which has increased during COVID-19 — and other heinous crimes like human trafficking, Ontario is investing an additional $2.1 million over three years to support victims of crime. This support is in addition to funding provided through various existing programs to help victims of domestic violence and other violent crimes.

• To make progress on our collective efforts to address systemic racism, Ontario is making additional investments in key communities. This includes investments of $1.6 million over two years to support the Anti-Racism and Anti-Hate Grant program, which will support community based anti-racism initiatives focusing on anti-Black racism, anti-Indigenous racism, anti-Semitism and Islamophobia. This builds on a $60 million investment in the Black Youth Action Plan.

v

Minister’s Foreword and Introduction

Protecting Our Economy

Overwhelmingly, the people and employers of Ontario have been willing to do what it takes to protect each other from COVID-19, even when these sacrifices have impacted their livelihoods.

Ontario recognizes these sacrifices and is taking additional steps to provide direct support to families, workers and employers through measures outlined in this Budget.

Ontario’s Action Plan: Protecting People’s Health and Our Economy brings the government’s total investment to protect Ontario’s economy to $23.3 billion.

Highlights

Supporting Workers and Families

• To help workers with their training expenses, the government is proposing a new Ontario Jobs Training Tax Credit for 2021. It would provide up to $2,000 per recipient for 50 per cent of eligible expenses, for a total of an estimated $260 million in support to about 230,000 people in 2021.

• To help families — who have faced new pressures and expenses due to the pandemic — keep more money in their pockets, the government is providing a third round of payments to support parents through the Ontario COVID-19 Child Benefit, totalling $1.8 billion since last March. The payment will be doubled to $400 per child for this round and $500 for each child with special needs, which means a family with three young children, one of whom has special needs, will receive $2,600 in total after the third round of payments.

• To support parents with the cost of child care and help them get back into the workforce, the government is proposing a 20 per cent enhancement of the CARE tax credit for 2021. This would increase support from $1,250 to $1,500, on average, providing about $75 million in additional support for the child care expenses of over 300,000 families.

• To help seniors stay in the homes they love, longer, Ontario has introduced the Seniors’ Home Safety Tax Credit for 2021. This new credit will provide an estimated $30 million in support for about 27,000 seniors and people who live with senior relatives.

Minister’s Foreword and Introduction

Supporting Jobs

•  To help small businesses that have been most affected by the necessary restrictions to protect people from COVID-19, Ontario is providing a second round of Ontario Small Business Support Grant payments to eligible recipients. Approximately 120,000 small businesses will automatically benefit from an additional $1.7 billion in relief through this second round of support in the form of grants of a minimum of $10,000 and up to $20,000 — bringing the estimated total support provided through this grant to $3.4 billion.

•  To support Ontario’s tourism, hospitality and culture industries that have been among the most heavily impacted by the COVID-19 pandemic, Ontario is investing an additional $400 million over the next three years in new initiatives to support these sectors. This builds on previously announced investments of $225 million, bringing the total to more than $625 million since the pandemic began.

•  To connect homes, businesses, and communities to broadband — which COVID-19 has demonstrated is a necessity, not a luxury — Ontario is investing $2.8 billion, bringing the Province’s total investment to nearly $4 billion over six years beginning 2019–20.

•  To encourage business investment in certain regions of the province that have lagged in employment growth in the past, Ontario is proposing to temporarily enhance the Regional Opportunities Investment Tax Credit by investing an additional $61 million, resulting in total tax credit support of about $155 million by 2022–23.

Supporting Communities

•  To support faith-based and cultural organizations that are struggling due to the additional costs caused by COVID-19, Ontario will be making up to $50 million available for grants to eligible organizations.

•  To support Ontario’s 444 municipalities, the province’s key partners in the fight against COVID-19, the government is providing almost $1 billion in additional financial relief in 2021 to help preserve vital public services and support economic recovery. This builds on the $4 billion in federal–provincial support provided to communities across the province under the historic Safe Restart Agreement. Ontario joins municipalities in our continued calls for the federal government to step up and provide, at minimum, a matching amount of federal funding to these important new provincial investments.

To support long-term economic growth and sustainable public finances, the government must evolve and become more modern, along with the rest of the world. Ontario is committed to supporting a modern government that puts citizens at the centre of every action it takes. Ontario’s Action Plan: Protecting People’s Health and Our Economy provides a progress update on our Ontario COVID-19 Action Plan for a People-Focused Government and the $500 million Ontario Onwards Acceleration Fund.

Minister’s Foreword and Introduction

An Update on the Economic and Fiscal Situation

COVID-19 has taken a serious toll on our province’s economy and on our province’s finances.

But since the very beginning of the COVID-19 pandemic, Premier Ford has made a simple promise to the people of Ontario — your government will do whatever it takes to protect you.

As the Minister of Finance and as the President of the Treasury Board, my job is to ensure we make every resource available to keep the Premier’s promise. And we have. The Ontario government is projecting to spend $173.0 billion in 2021–22. When you consider that the government spent $152.3 billion in 2019–20 and $148.8 billion in 2018–19, it’s clear that we are sparing no expense to defeat COVID-19.

Of course, as it has for governments around the world, this spending has resulted in record deficits. We project the deficit will be $33.1 billion in 2021–22. And while this level of the deficit is neither sustainable nor desirable forever, I am absolutely, unequivocally convinced it is necessary to get through the pandemic and to recover stronger.

In fact, I believe the price of not making these record investments would be much, much higher in terms of lost lives, jobs and prosperity.

Because as I often say, you can’t have a healthy economy without healthy people. Only by beating this virus will we get back to normal. But we are still in the pandemic.

In this Budget, we once again outline three economic and fiscal scenarios, in an effort to be as transparent as possible about the great uncertainty that remains in our global economy and the risks that poses to our province’s finances.

Some may say we must rely on tax hikes or cuts to public services to restore fiscal sustainability. We are choosing a different path, because anyone who claims higher taxes or fewer public services are inevitable is forcing a false choice. Growth is the third path, one that our government intends to pursue.

I have become more convinced than ever that economic growth will be the key to ensuring the sustainability of Ontario’s public finances.

Economic growth will create jobs, ensure revenues to support and protect our critical public services, and allow Ontario to return to a sustainable fiscal position.

Since 2018, we have worked hard to confront Ontario’s competitiveness issues. We have strengthened the foundation of our province’s economy. And to build on that, later this year our government will release our plan to create the conditions for stronger, long-term economic growth.

While we create the conditions, it will be the people and employers who create the actual growth.

Minister’s Foreword and Introduction

If COVID-19 has taught us anything, it’s that the 14.7 million people of Ontario can accomplish incredible things when we work towards a common goal.

I know that their hard work, ingenuity and drive for better, stronger families and communities will set us on a path that restores Ontario’s place as the economic engine of the country.

Premier Ford calls it the Ontario Spirit.

The Ontario Spirit is hard work and sacrifice. Kindness and respect.

Doing what’s right, not what’s easy.

It hasn’t been — and it won’t be — a straight path to the finish line, but the Ontario Spirit will get us through COVID-19. And when that time comes, the Ontario Spirit will unleash growth unlike anything we’ve seen in the province, ever before.

Hope is on the horizon. It is months, not years, away. And until then, we will maintain our unbroken focus on protecting people’s health and our economy.

Original signed by

The Honourable Peter Bethlenfalvy

Minister of Finance and President of the Treasury Board

Minister’s Foreword and Introduction

x

Contents

Contents

Minister’s Foreword and Introduction

Minister’s Foreword and Introduction	iii

Protecting People’s Health	iv

Protecting Our Economy	vi

An Update on the Economic and Fiscal Situation	viii

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief	3

Ontario’s Economic Outlook	5

Managing Ontario’s Finances Responsibly	6

Revenue Outlook over the Medium Term	8

Program Expense Outlook over the Medium Term	8

Other Fiscal Plan Assumptions over the Medium Term	9

Alternative Economic Scenarios and Recovery Plans	12

Borrowing and Debt Management	16

Ontario’s Capital Plan	19

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Section A: Protecting People’s Health

Introduction	25

Defeating COVID-19	29

Vaccinating Ontario	29

Increasing Access to COVID-19 Testing	32

Ensuring Ontario Always has Enough PPE	33

Creating More COVID-19 Hospital Capacity	35

Protecting Communities Most Affected by COVID-19	37

Providing COVID-19 Supports for Indigenous Peoples and Communities	38

Ramping Up COVID-19 Digital Rapid Response	39

Fixing Long-Term Care	40

Protecting Long-Term Care Residents from COVID-19	40

Contents

Ensuring Loved Ones Have Access to Care	41

Providing the Best Long-Term Care in Canada	43

Delivering on a Provincial Staffing Plan for Long-Term Care	44

Expanding Community Paramedicine for Long-Term Care	47

Caring for People	48

Making Record Investments in Hospitals	48

Addressing the Financial Stability of Public Hospitals	49

Building, Expanding and Improving Hospitals	50

Ensuring Patients Can Access Vital Blood Products	52

Supporting Specialized Cancer Treatment Services	52

Preventing and Controlling Infections	52

Serving Children with Special Needs	53

Making Record Investments to Address Mental Health and Addictions Challenges	54

Building an Innovative and Responsive Health Care System	56

Supporting Groundbreaking Research in Health Care	59

Protecting Workers	60

Keeping Schools Safe	60

Increasing Access to Safe and Affordable Housing	61

Supporting Vulnerable People	62

Building Safer Communities	63

Section B: Protecting Our Economy

Introduction	65

Supporting Workers and Families	69

Providing Ontario Families Relief	69

Setting Workers Up for Success	73

Building Opportunities in the Skilled Trades	77

Supporting Students	78

Supporting Jobs	82

Helping Small Businesses Survive COVID-19	82

Ontario’s Support Strategy for Tourism, Hospitality, Culture and Sports	86

Attracting Business Investment through Invest Ontario	91

Building Ontario’s Competitive Advantage	93

Contents

Enhancing the Regional Opportunities Investment Tax Credit	95

Making Key Infrastructure Investments	98

Positioning Key Sectors for Growth	108

Generating, Protecting and Commercializing Intellectual Property	111

Supporting Jobs and Growth in Northern Ontario	111

Protecting Ontario’s Environment	113

Advancing Ontario’s Clean Energy Advantage	113

Leading the Way in the Canadian Green Bond Market	113

Increasing the Use of Environment, Social and Corporate Governance

Disclosure Requirements	113

Leading in Electric Vehicle Development	114

Creating the Ontario Vehicle Innovation Network	114

Developing Ontario’s First-Ever Critical Minerals Strategy	114

Growing the Greenbelt	115

Protecting Communities from Flooding	115

Supporting Communities	116

Doubling the Indigenous Community Capital Grants Program	116

Supporting Ontario’s Francophone Communities	116

Addressing the Unique Challenges of COVID-19 on Women	117

Helping Faith-Based and Cultural Organizations Reopen	119

Delivering Historic Funding for All Municipalities	120

Working with Municipalities to Review the Ontario Municipal Partnership Fund	121

Providing Property Tax Stability	121

Building a Modern Government	122

Progress on Ontario’s COVID-19 Action Plan for a People-Focused Government	122

Supporting Innovative Solutions through the Ontario Onwards Acceleration Fund	123

Moving Ahead on iGaming	124

Reviewing the Pension Benefits Guarantee Fund	124

Contents

Chapter 2: Economic Performance and Outlook

Introduction	129

Recent Economic Performance	130

The Pandemic had Significant Employment Impacts	132

Government Support Helped Families	135

Many Economic Indicators Have Rebounded	136

Economic Outlook	137

Global Economic Environment	139

Details of Ontario’s Economic Outlook	141

Risks to the Outlook	145

Revisions to the Outlook since the 2020 Budget	146

Economic Outlook Scenarios	147

Transparent Reporting on the Economy	149

Chapter 3: Ontario’s Fiscal Plan and Outlook

Introduction	153

2020–21 Interim Fiscal Performance	154

Revenue	155

Expense	156

Fiscal Prudence	158

Medium-Term Fiscal Plan	159

Medium-Term Revenue Outlook	159

Revenue Outlook Scenarios	162

Medium-Term Expense Outlook	163

Prudence	168

Transparency and Risks	171

Details of Ontario’s Finances	172

Contents

Chapter 4: Borrowing and Debt Management

Introduction	185

Borrowing Program	186

Green Bond Program	190

Cost of Debt	192

Term of Debt	195

Ensuring Adequate Liquidity Levels	196

Debt Burden Reduction Strategy	197

Consolidated Financial Tables	201

Annex: Details of Tax Measures and Other Legislative Initiatives

Enhancing the CARE Tax Credit for 2021	205

Introducing the Temporary Ontario Jobs Training Tax Credit	205

Enhancing the Regional Opportunities Investment Tax Credit	207

Making Progress on Addressing Unregulated Tobacco	209

Modernizing Anti-Avoidance Rules	209

Summary of Measures	210

Technical Amendments	211

Other Legislative Initiatives	211

Contents

List of Tables

Ontario’s Economic and Fiscal Outlook in Brief

Summary of Ontario’s Economic Outlook		5

Ontario’s Medium-Term Fiscal Plan – Details		7

Ontario’s Recovery Plan – Details		11

Ontario Real GDP Growth Scenarios		12

2020–21 Borrowing Program and Medium-Term Outlook		17

Infrastructure Expenditures		21

Chapter 1:	Ontario’s Action Plan: Protecting People’s Health and Our Economy

Table 1.1	Ontario’s Three-Phase Vaccine Distribution Plan	30

Table 1.2	Communities Participating in the Paramedicine for Long-Term Care Program	47

Chapter 2:	Economic Performance and Outlook

Table 2.1	Summary of Ontario’s Economic Outlook	129

Table 2.2	Private-Sector Forecasts for Ontario Real GDP Growth	137

Table 2.3	External Factors	139

Table 2.4	The Ontario Economy, 2019 to 2024	141

Table 2.5	Impact of Sustained Changes in Key External Factors on Real GDP Growth	145

Table 2.6	Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions: 2020 Budget Compared with 2021 Budget	146

Table 2.7	Ontario Real GDP Growth Scenarios	147

Table 2.8	Ontario Economic Accounts Release Dates	149

Contents

Chapter 3:	Ontario’s Fiscal Plan and Outlook

Table 3.1	Fiscal Summary	153

Table 3.2	2020–21 In-Year Fiscal Performance	154

Table 3.3	Summary of Revenue Changes since the 2020 Budget	155

Table 3.4	Summary of Expense Changes since the 2020 Budget	156

Table 3.5	Summary of Medium-Term Revenue Outlook	159

Table 3.6	Selected Economic and Revenue Risks and Sensitivities	161

Table 3.7	Taxation Revenue Scenarios	162

Table 3.8	Summary of Medium-Term Expense Outlook	163

Table 3.9	Extraordinary Contingencies and COVID-19 Time-Limited Funding	169

Table 3.10	Selected Expense Sensitivities	170

Table 3.11	Revenue	172

Table 3.12	Total Expense	174

Table 3.13	Infrastructure Expenditures	179

Table 3.14	Ten-Year Review of Selected Financial and Economic Statistics	180

Chapter 4:	Borrowing and Debt Management

Table 4.1	2020–21 Borrowing Program and Medium-Term Outlook	186

Table 4.2	Net Debt and Accumulated Deficit	201

Table 4.3	Medium-Term Outlook: Net Debt and Accumulated Deficit	202

Annex: Details of Tax Measures and Other Legislative Initiatives

Table A.1	Summary of Proposed Measures	210

Contents

List of Charts

Minister’s Foreword and Introduction

Ontario’s Action Plan: Protecting People’s Health and Our Economy		ix

Ontario’s Economic and Fiscal Outlook in Brief

Program Expense Growth excluding COVID-19 Time-Limited Funding		9

Range of Ontario Real GDP Scenario Forecasts		13

Range of Ontario Medium-Term Outlook Scenarios		14

Range of Ontario Recovery Plan Scenarios		15

Range of Medium-Term Outlook Scenarios for Long-Term Borrowing		18

Chapter 1:	Ontario’s Action Plan: Protecting People’s Health and Our Economy

Chart 1.1	COVID-19 Digital Rapid Response	39

Chart 1.2	Examples of Long-Term Care Development Projects Underway	42

Chart 1.3	Investments to Achieve an Average of 4 Hours of Direct Care in Long-Term Care	43

Chart 1.4	Examples of Health Projects under Construction or in Planning	51

Chart 1.5	A Fair Federal Share versus the Status Quo	59

Chart 1.6	Additional Child Care Support in 2021	71

Chart 1.7	Additional Child Care Support for Families in 2021	72

Chart 1.8	Ontario Jobs Training Tax Credit	74

Chart 1.9	Examples of School Projects Underway	79

Chart 1.10	Illustrative Relief for a Small Retail Store	85

Chart 1.11	Illustrative Relief for a Restaurant	90

Chart 1.12	Providing Support to Ontario Job Creators	94

Chart 1.13	Northern Ontario: Regions Eligible for the Regional Opportunities Investment Tax Credit	96

Chart 1.14	Southern Ontario: Regions Eligible for the Regional Opportunities Investment Tax Credit	96

Chart 1.15	Regional Opportunities Investment Tax Credit on a $250,000 Investment	97

Chart 1.16	Total Planned New Broadband Connections Supported by Provincial Funding by Year	99

Chart 1.17	Estimated Benefits of New Transit Investments in Toronto	102

Chart 1.18	Examples of ICIP Projects Recently Approved	106

Contents

Chapter 2:	Economic Performance and Outlook

Chart 2.1	Major Economies Remain below Pre-Pandemic Levels	130

Chart 2.2	Rebound in Q3 Follows Large Declines in Q1 and Q2	131

Chart 2.3	Ontario Labour Market	132

Chart 2.4	Employment Impacts Vary across Industries	133

Chart 2.5	Uneven Impact on the Labour Market	134

Chart 2.6	Higher Household Net Savings	135

Chart 2.7	Rebound in Key Economic Indicators	136

Chart 2.8	High Range of Private-Sector Forecast Uncertainty	138

Chart 2.9	Employment Projected to Recover	142

Chart 2.10	Ontario Home Resale Market	144

Chart 2.11	Range of Ontario Real GDP Scenario Forecasts	148

Chapter 3:	Ontario’s Fiscal Plan and Outlook

Chart 3.1	Program Expense Growth excluding COVID-19 Time-Limited Funding	164

Chart 3.2	Composition of Revenue, 2021–22	178

Chart 3.3	Composition of Total Expense, 2021–22	178

Chapter 4:	Borrowing and Debt Management

Chart 4.1	Range of Medium-Term Borrowing Outlook Scenarios for Long-Term Borrowing	187

Chart 4.2	2020–21 Borrowing	188

Chart 4.3	Domestic and International Borrowing	189

Chart 4.4	Green Bond Allocation by Framework Category	190

Chart 4.5	Ontario’s Green Bond Issues	191

Chart 4.6	Effective Interest Rate (Weighted Average) on Total Debt	192

Chart 4.7	Average Annual Ontario Borrowing Rates	193

Chart 4.8	Interest on Debt Expense	194

Chart 4.9	Weighted-Average Term of Borrowings	195

Chart 4.10	Average Unrestricted Liquid Reserve Levels	196

Chart 4.11	Net Debt-to-GDP	198

Chart 4.12	Net Debt-to-Revenue	199

Chart 4.13	Interest on Debt-to-Revenue	200

Contents

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief

Consistent with the requirements of the Fiscal Sustainability, Transparency and Accountability Act, 2019 (FSTAA), this first section of the 2021 Budget provides, with clarity and transparency, a description of the financial state of the province. This is in keeping with the government’s commitment to provide regular updates on Ontario’s finances, which is more important than ever during this uncertain economic period.

Protecting people’s health and the economy has been the government’s top priority since the beginning of the COVID-19 pandemic. This is not just necessary to fight COVID-19 and save lives — it is also the most sensible economic and fiscal policy. After all, without healthy people, you cannot have a healthy economy or province.

The economic impacts that the global pandemic has had so far are well known. Between February and May 2020 over 1.1 million jobs were lost. Ontario’s real GDP decreased by an estimated 5.7 per cent in 2020. These economic impacts have caused hardship, anxiety and loss for thousands of individuals and families across the province.

In response, governments have stepped forward with unprecedented support, including Ontario’s Action Plan, which now totals $51 billion over four years. This support has been vital, and it must continue. But it has also had a significant impact on public finances. Ontario’s deficit is projected to increase from $8.7 billion in 2019–20 to $38.5 billion in 2020–21.

Over the medium term, the government is projecting steadily declining deficits of $33.1 billion in 2021–22, $27.7 billion in 2022–23 and $20.2 billion in 2023–24. However, the province is not projected to return to a pre-COVID-19 deficit until 2027–28 under its planning projection. Significant uncertainty still remains about future economic growth, which may impact these projections further.

While hope is on the horizon with vaccine distribution underway, public health modelling demonstrates that because of new variants of concern, there continues to be risks related to the future path of the pandemic. This is why Ontario’s focus today continues to be protecting people’s lives and livelihoods from the virus.

Eventually COVID-19 will be in the past and the road to fiscal recovery will begin. Ontario has outlined a plan in the 2021 Budget that does not rely on tax hikes or cuts to government services.

Ontario’s Economic and Fiscal Outlook in Brief

Instead, the province’s recovery will be driven by sustained economic growth that will lead to job creation and greater prosperity. While the government can create the conditions for growth, it will ultimately be the people of Ontario who step forward to unleash the province’s full potential.

“There is not a penny we are sparing...it’s all-hands-on-deck. We are sparing no expense and sparing no resources.” Honourable Doug Ford Premier of Ontario November 10, 2020

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic Outlook

Ontario’s economy has been significantly impacted by the COVID-19 pandemic. Following two consecutive quarterly declines of 1.8 per cent and 12.2 per cent in the first half of 2020, Ontario’s real gross domestic product (GDP) increased 9.4 per cent in the third quarter, but it remained below the level of the fourth quarter in 2019. Ontario’s real GDP is estimated to have declined by 5.7 per cent in 2020. Between May 2020 and February 2021, Ontario employment has risen by 829,400 net jobs but remained 305,300 (-4.1 per cent) below its pre-pandemic level.

The government recognizes these significant economic impacts, which is why it is continuing to support people, employers and jobs during this challenging period.

Ontario’s real GDP is projected to rise 4.0 per cent in 2021, 4.3 per cent in 2022, 2.5 per cent in 2023 and 2.0 per cent in 2024. For the purposes of prudent fiscal planning, these projections were set slightly below the average of private-sector forecasts.

Summary of Ontario’s Economic Outlook

(Per Cent)

	2019	2020		2021p	2022p	2023p	2024p

Real GDP Growth	2.1	(5.7e	)	4.0	4.3	2.5	2.0

Nominal GDP Growth	3.8	(4.8e	)	6.2	6.4	4.5	4.0

Employment Growth	2.8	(4.8)		4.2	3.0	2.2	1.6

CPI Inflation	1.9	0.7		1.7	2.0	2.0	2.0

p = Ontario Ministry of Finance planning projection based on external sources.

e = estimate.

Sources: Statistics Canada and Ontario Ministry of Finance.

Ontario’s Economic and Fiscal Outlook in Brief

Managing Ontario’s Finances Responsibly

The people of Ontario expect their government to manage public finances in a responsible, accountable and sustainable manner. While the current levels of government spending are necessary due to COVID-19, long-term prudent planning will help Ontario’s fiscal recovery and preserve the government’s ability to respond to a future crisis. This is why the government is outlining three key actions as part of the plan to manage Ontario’s finances responsibly:

1.	Continuing to build the foundation for economic growth, a key ingredient in Ontario’s recovery;

2.	Presenting two alternative economic and fiscal scenarios to enhance transparency; and

3.	Developing a path back to sustainable public finances.

Ontario’s plan is consistent with the Fiscal Sustainability, Transparency and Accountability Act, 2019 (FSTAA) governing principles that guide the province’s fiscal policy:

•

Transparent: Even as governments around the world delayed their financial updates, Ontario demonstrated leadership on March 25, 2020 by being the first jurisdiction in Canada to release a fiscal plan that reflected the potential impacts of COVID-19.

•

Responsible: The government has developed a measured and responsible approach to managing Ontario’s finances that does not rely on new tax increases or cuts to spending, while at the same time strengthening critical programs and services, by continuing to ensure growth in base program spending.

•	Flexible: Ontario’s plan has built in significant levels of prudence in the form of contingency funds and a reserve to ensure it has the fiscal flexibility to respond to changing circumstances.

•	Equitable: Ontario’s plan strengthens critical public services, such as health care and education for people today, and ensures those services are protected for future generations.

•

Sustainable: Since the outset of the pandemic, the Ontario government has promised to do what is necessary to respond to COVID-19, while balancing these needs with the long-term sustainability of Ontario’s finances. This is reflected in the government’s prudent decision to establish dedicated contingency funds to provide targeted, time-limited support for critical services and address the extraordinary needs of the people of Ontario throughout the pandemic.

Defining Extraordinary Circumstances

The Fiscal Sustainability, Transparency and Accountability Act, 2019 (FSTAA) requires that the government define the extraordinary circumstances if it plans to run a deficit. As a result of the unforeseen global pandemic, the government is defining the extraordinary circumstance for the planned deficits in the current year and for the recovery plan as the necessary response required to protect people’s health and the economy. This has resulted in significant fiscal challenges for governments around the world.

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Medium-Term Fiscal Plan – Details

($ Billions)

	Actual	Interim[1]	Medium-Term Outlook
	2019–20	2020–21	2021–22	2022–23	2023–24
Revenue
Personal Income Tax	37.7	35.9	36.4	37.4	39.1
Sales Tax	28.6	26.0	27.6	30.2	31.9
Corporations Tax	15.4	11.4	14.4	14.8	15.4
Ontario Health Premium	4.1	4.0	4.1	4.2	4.4
Education Property Tax	6.2	6.0	5.8	5.7	5.7
All Other Taxes	16.3	15.8	16.6	16.6	16.9
Total Taxation Revenue	108.3	99.1	104.8	109.1	113.5
Government of Canada	25.4	33.7	27.4	27.7	28.7
Income from Government Business Enterprises	5.9	3.9	4.5	5.5	6.6
Other Non-Tax Revenue	16.5	15.1	17.2	17.9	18.3
Total Revenue	156.1	151.8	154.0	160.0	167.0

Base Programs[2]
Health Sector	63.7	66.7	69.8	70.6	72.0
Education Sector[3]	30.2	30.6	31.3	31.4	31.5
Postsecondary Education Sector	10.5	10.3	10.7	11.0	11.2
Children’s and Social Services Sector	17.1	17.7	17.8	18.0	18.1
Justice Sector	4.7	4.6	4.8	4.8	4.7
Other Programs	26.1	27.8	31.9	34.0	33.5
Total Base Programs	152.3	157.7	166.3	169.7	171.1
COVID-19 Time-Limited Funding	–	20.1	6.7	2.8	–
Total Programs	152.3	177.8	173.0	172.5	171.1
Interest on Debt	12.5	12.5	13.1	13.7	14.6
Total Expense	164.8	190.3	186.1	186.2	185.6
Surplus/(Deficit) Before Reserve	(8.7)	(38.5)	(32.1)	(26.2)	(18.7)
Reserve	–	–	1.0	1.5	1.5
Surplus/(Deficit)	(8.7)	(38.5)	(33.1)	(27.7)	(20.2)
Net Debt as a Per Cent of GDP	39.6%	47.1%	48.8%	49.6%	50.2%
Net Debt as a Per Cent of Revenue	226.4%	263.1%	285.6%	297.3%	301.3%
Interest on Debt as Per Cent of Revenue	8.0%	8.2%	8.5%	8.6%	8.7%
[1]	Interim represents the 2021 Budget projection for the 2020–21 fiscal year.
[2]

For presentation purposes in the 2021 Budget, one-time COVID-19 related spending has been included within COVID-19 Time-Limited Funding. This funding includes a one-time COVID-19 Health Sector expense of $8.3 billion in 2020–21, funding allocated from the Support for People and Jobs Fund, and other time-limited tax, energy and health care initiatives. The change in presentation does not impact ministry allocations or ministry structure(s) to be presented in the 2021–22 Expenditure Estimates. For details on time-limited funding and contingencies, see Table 3.9.

[3]	Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Ontario’s Economic and Fiscal Outlook in Brief

Revenue Outlook over the Medium Term

Ontario’s revenue outlook is forecast to increase from $156.1 billion in 2019–20 to $167.0 billion in 2023–24.

Ontario’s revenue outlook is anchored by an economic projection based on private-sector forecasts and the best available information at the time of finalizing the planning projection. Details of the medium-term revenue outlook are outlined later in this Budget. See Chapter 3: Ontario’s Fiscal Plan and Outlook for more details.

Key inputs included in the revenue forecast are a prudent economic outlook; existing federal–provincial agreements and funding formulas; and the business plans of government ministries, business enterprises and service organizations.

Program Expense Outlook over the Medium Term

Ontario’s program expense outlook is expected to grow from $152.3 billion in 2019–20 to $171.1 billion in 2023–24. This additional funding will primarily be used to support services including health care, education and other critical investments to continue responding to the COVID-19 pandemic and support the recovery of the province. Over this period, the government is making substantial time-limited investments of $20.1 billion in 2020–21, $6.7 billion in 2021–22, and $2.8 billion in 2022–23.

On top of these temporary COVID-19-related initiatives, the government continues to invest in programs that serve the people of Ontario. Over the medium-term outlook, base program expense is projected to increase every year, growing at an average annual rate of 3.0 per cent from 2019–20 to 2023–24.

Ontario’s Economic and Fiscal Outlook in Brief

Details of the medium-term program expense outlook are outlined later in this Budget.

See Chapter 3: Ontario’s Fiscal Plan and Outlook for more details.

Other Fiscal Plan Assumptions over the Medium Term

The reserve is set at $1.0 billion in 2021–22 and $1.5 billion in each year over the medium term.

Net debt-to-GDP for 2021–22 is projected to be 48.8 per cent and is projected to grow to 50.2 per cent by 2023–24.

Ontario’s Economic and Fiscal Outlook in Brief

Recovery Plan Assumptions

Revenue

•

Total revenue growth of 3.9 per cent per year over the recovery plan period is based on the projected long-term average annual nominal GDP growth rate of 3.9 per cent, as presented in Ontario’s Long-Term Report on the Economy 2020.

•	Taxation revenue growth is based on average annual nominal GDP growth and does not assume any future tax increases.

•

Government of Canada transfers reflect existing federal–provincial funding formulas and agreements and are mainly composed of the Canada Health Transfer and the Canada Social Transfer. This does not build in additional revenues from any significant increases in federal transfers such as the Canada Health Transfer, the Fiscal Stabilization Program or other potential future changes.

•	Net income from government business enterprises is based on current business plans and average annual nominal GDP growth into the future.

•	Other non-tax revenues are consistent with population growth and inflation.

Program Expense

•	From 2019–20 to 2029–30, total program expense is projected to grow at an average annual rate of 2.1 per cent.

•

Over the last 30 years, program expense growth following periods of economic downturn has varied significantly. For example, from 2008–09 to 2017–18, following the 2008 global financial crisis, program expense grew at an average annual rate of 4.3 per cent. Alternatively, following the recession in the early 1990s, program expense grew at an average annual rate of just 0.5 per cent between 1995–96 and 1999–2000.

•

Ontario’s long-term overall program expense growth is premised on continuing to improve government operations to deliver services more effectively and efficiently, without introducing new cuts to government spending. For example, the government’s modernization efforts will make Ontario’s programs and frontline services more convenient, reliable and easily accessible while achieving the best value for taxpayer money.

Other Recovery Plan Assumptions

•	The reserve is set at $1.5 billion in each year over the recovery plan.

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Recovery Plan – Details

($ Billions)
	Recovery Plan
	2024–25	2025–26	2026–27	2027–28	2028–29	2029–30
Revenue
Personal Income Tax	41.4	43.8	46.3	49.0	51.8	54.8
Sales Tax	33.2	34.6	36.1	37.6	39.1	40.8
Corporations Tax	15.7	15.9	16.2	16.5	16.7	17.0
Ontario Health Premium	4.6	4.8	5.0	5.2	5.4	5.6
Education Property Tax	5.8	5.9	6.0	6.1	6.2	6.3
All Other Taxes	17.5	18.2	18.9	19.6	20.4	21.1
Total Taxation Revenue	118.3	123.3	128.5	134.0	139.7	145.6
Government of Canada	29.7	30.7	31.8	32.9	34.0	35.2
Income from Government Business Enterprises	6.8	7.1	7.4	7.7	8.0	8.3
Other Non-Tax Revenue	18.7	19.2	19.6	20.1	20.5	21.0
Total Revenue	173.5	180.3	187.3	194.6	202.2	210.1

Programs
Health Sector	73.6	75.2	76.9	78.5	80.2	82.0
Education Sector[1]	31.9	32.2	32.6	33.0	33.4	33.8
Postsecondary Education Sector	11.3	11.4	11.5	11.6	11.7	11.8
Children’s and Social Services Sector	18.3	18.5	18.6	18.8	19.0	19.2
Justice Sector	4.8	4.8	4.9	4.9	5.0	5.0
Other Programs	33.8	34.1	34.3	34.6	34.9	35.2
Total Programs	173.6	176.2	178.9	181.6	184.3	187.0
Interest on Debt	15.5	16.8	18.1	19.0	20.0	20.6
Total Expense	189.2	193.0	196.9	200.6	204.3	207.6
Surplus/(Deficit) Before Reserve	(15.7)	(12.7)	(9.7)	(6.0)	(2.1)	2.4
Reserve	1.5	1.5	1.5	1.5	1.5	1.5
Surplus/(Deficit)	(17.2)	(14.2)	(11.2)	(7.5)	(3.6)	0.9
Net Debt as a Per Cent of GDP	50.5%	50.5%	50.2%	49.5%	48.2%	46.4%
Net Debt as a Per Cent of Revenue	303.5%	303.5%	301.7%	297.3%	289.8%	278.6%
Interest on Debt as Per Cent of Revenue	9.0%	9.3%	9.7%	9.8%	9.9%	9.8%
[1]	Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

Ontario’s Economic and Fiscal Outlook in Brief

Alternative Economic Scenarios and Recovery Plans

In order to illustrate the high degree of economic uncertainty, the Ontario Ministry of Finance has developed Faster Growth and Slower Growth scenarios that the economy could take over the next several years. In the 2020 Budget, Ontario was one of the first governments in the country to provide economic scenarios in response to the economic disruption resulting from COVID-19. These alternative scenarios should not be considered the best case or the worst case. Rather, they represent possible outcomes in this period of heightened uncertainty.

“...we welcome the government’s choice to lay out more than one economic scenario, since it reflects the reality of an extremely uncertain backdrop.”

Derek Burleton, VP & Deputy Chief Economist

Rishi Sondhi, Economist

“2020 Ontario Budget: Whittling Down the

Sizeable Deficit,”

TD Economics, November 6, 2020

Ontario Real GDP Growth Scenarios (Per Cent)

	2021p	2022p	2023p	2024p

Faster Growth Scenario	5.9	4.7	2.7	2.2

Planning Projection	4.0	4.3	2.5	2.0

Slower Growth Scenario	3.1	3.4	2.3	1.8
p = Ontario Ministry of Finance planning projection and alternative scenarios. Source: Ontario Ministry of Finance.

Ontario’s Economic and Fiscal Outlook in Brief

These scenarios indicate the broad range of risk related to future economic growth. In the planning projection, the level of real GDP surpasses its pre-pandemic level of the fourth quarter of 2019 by the first quarter of 2022. In the Faster Growth scenario, the pre-pandemic level of real GDP is reached by the third quarter of 2021, while in the Slower Growth scenario it is not reached until the third quarter of 2022. By the year 2024, the level of real GDP in the Faster Growth scenario is 2.6 per cent higher than the planning projection, while in the Slower Growth scenario the level of real GDP is 2.1 per cent lower.

Ontario’s Economic and Fiscal Outlook in Brief

In the event that the alternative economic scenarios materialize as opposed to the planning projection, Ontario’s fiscal plan will change as a result. Based on the alternative economic scenarios, the government has developed two plausible alternative fiscal paths to provide maximum transparency about the risks in the current environment.

Over the medium term, under the Faster Growth scenario, the deficit outlook may improve to $30.3 billion in 2021–22, $23.2 billion in 2022–23 and $14.1 billion in 2023–24. However, if the Slower Growth scenario takes place instead, the deficit outlook may deteriorate to $34.9 billion in 2021–22, $31.5 billion in 2022–23 and $25.4 billion in 2023–24.

Ontario’s Economic and Fiscal Outlook in Brief

In addition to alternative growth scenarios over the medium term, the government has developed two alternative recovery plans. As shown in the graph below, the starting point for each of these scenarios varies based on how quickly the Ontario economy will grow between 2021 and 2024. Under the Faster Growth scenario, the government could eliminate the deficit by 2027–28. However, under the Slower Growth scenario, the recovery plan could be prolonged with the deficit eliminated in 2031–32.

Ontario’s Economic and Fiscal Outlook in Brief

Borrowing and Debt Management

Ontario’s borrowing program is primarily used to fund deficits, refinance maturing debt and make investments in capital assets. Ontario will continue to finance most of its borrowing program in the long-term public markets in Canada and internationally. As of March 5, 2021, Ontario had completed $59.0 billion in long-term borrowing in 2020–21, including pre-borrowing of $5.2 billion for fiscal year 2021–22, and launched a number of large bond issues in 2020–21 to enable it to complete its borrowing program. These included the largest issues ever launched by a province in the Canadian domestic bond market, the euro denominated bond market, the pound sterling bond market, the second-largest issue in the U.S. dollar bond market, and the two largest Green Bond issues ever launched by Ontario.

The total long-term borrowing requirements for 2021–22 and 2022–23 are forecast to be $54.7 billion and $59.1 billion, lower by $3.9 billion and $0.2 billion, respectively, compared to the 2020 Budget forecast for those fiscal years.

See Chapter 4: Borrowing and Debt Management for more details on Ontario’s borrowing program.

Ontario’s Economic and Fiscal Outlook in Brief

2020–21 Borrowing Program and Medium-Term Outlook ($ Billions)

	2020–21			Medium-Term Outlook
	2020 Budget	Change from 2020 Budget	Interim[1] 2020–21	2021–22	2022–23	2023–24
Deficit/(Surplus)	38.5	–	38.5	33.1	27.7	20.2
Investment in Capital Assets	10.6	1.4	11.9	11.8	12.5	11.9
Non-Cash Adjustments	(9.2)	–	(9.2)	(9.5)	(9.5)	(9.5)
Loans to Infrastructure Ontario	–	–	–	0.2	(0.2)	(0.0)
Other Net Loans/Investments	0.6	(0.7)	(0.1)	1.3	0.1	(1.0)
Debt Maturities/Redemptions	26.7	–	26.7	25.0	30.5	33.6
Total Funding Requirement	67.0	0.7	67.7	61.9	61.1	55.2
Decrease/(Increase) in Short-Term Borrowing	(5.7)	4.7	(1.0)	(6.0)	(2.0)	–
Increase/(Decrease) in Cash and Cash Equivalents	(1.4)	(4.0)	(5.4)	4.0	–	–
Pre-borrowing in 2019–20	(7.6)	–	(7.6)	–	–	–
Pre-borrowing for 2021–22	–	5.2	5.2	(5.2)	–	–
Total Long-Term Public Borrowing	52.3	6.7	59.0	54.7	59.1	55.2
[1]	Interim represents the 2021 Budget projection for the 2020–21 fiscal year.

 Note: Numbers may not add due to rounding.

 Source: Ontario Financing Authority.

Ontario’s Economic and Fiscal Outlook in Brief

In the event alternative economic scenarios materialize, the province’s borrowing requirements in the next three years would also change. Under the Faster Growth scenario, long-term borrowing would decrease by a total of $13.2 billion over the medium-term outlook, while under the Slower Growth scenario, long-term borrowing would increase by $10.9 billion over the same period.

Ontario has deployed extraordinary fiscal measures to counter the effects of COVID-19. The government will continue to make available the necessary resources now to protect people and jobs. It also remains committed to reducing the debt burden and putting Ontario’s finances back on a more sustainable path. See Chapter 4: Borrowing and Debt Management for more details on the debt burden reduction strategy.

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Capital Plan

A key element of the government’s plan to create growth is investment in infrastructure, including strategic investments in transit, highways, schools, hospitals and broadband. Planned investments over the next 10 years total $145.4 billion, including $16.9 billion in 2021–22. These investments are fundamental to the government’s made-in-Ontario plan for growth, recovery and long-term prosperity.

Key highlights in the capital plan include:

•

A historic investment of $2.8 billion for broadband infrastructure, ensuring that every region in the province has access to reliable broadband services by 2025. Combined with prior commitments, this new funding increases Ontario’s investment in broadband to nearly $4 billion over six years beginning in 2019–20.

•

$30.2 billion over the next 10 years, including an additional $3 billion since the 2020 Budget, in hospital infrastructure. Significant new investments in major hospital projects currently under construction or in various stages of planning include:

•	Support for a new inpatient care tower in Etobicoke, and a complete rebuild of the Mississauga hospital in partnership with Trillium Health Partners;

•	New construction at Peel Memorial, in partnership with William Osler Health System, which will address the increasing demand for health care services in Brampton and the Region of Peel;

•	Expansion of inpatient beds and ambulatory care at London Health Sciences Centre and to expand the Stem Cell Transplant Unit to double its current capacity;

•	Funding to support the planning of a new regional hospital in Windsor-Essex; and

•	Support for a new hospital and a lodge in Moosonee, as well as a new ambulatory care centre on Moose Factory Island.

•

Development of four, new long-term care homes in Mississauga, Ajax and Toronto under the Long-Term Care Accelerated Build Pilot Program. Construction is underway at all of the sites, with completion dates planned for early 2022.

•

Investing in the development of a new children’s treatment centre in Chatham-Kent to meet an increasing demand for services, as well as to improve rehabilitative treatment for thousands of children and youth with special needs.

•

Continuing to support building a children’s treatment centre in Ottawa as part of the Children’s Hospital of Eastern Ontario to co-locate and increase access to critical programs and services, such as developmental care and occupational therapy.

•	Provincial funding to support infrastructure projects under the Investing in Canada Infrastructure Program (ICIP).

Ontario’s Economic and Fiscal Outlook in Brief

•	$61.6 billion over 10 years for public transit, to continue to deliver on the government’s commitment towards priority projects such as:

•	The four priority subway projects in the Greater Toronto Area (GTA), the largest subway expansion in Canadian history, that will expand the subway system by 50 per cent;

•	The updated Hamilton LRT project, which has been added as a fifth priority transit project;

•	The GO Rail Expansion program to provide two-way, all-day service every 15 minutes over core segments of the network, and nearly double annual ridership by 2055; and

•	The Kitchener GO Rail Expansion project to strengthen connections and increase access to Ontario’s fastest growing urban cities along the Toronto-Waterloo Innovation Corridor.

•

More than $21 billion over 10 years to support the planning and/or construction of highway expansion and rehabilitation projects across the province, including expansion projects on Highway 400 from Langstaff Road to Highway 9 in York Region, Highway 401 between Tilbury and London and between Milton and Mississauga, stretches of Highway 3 from Essex to Leamington, Highway 652 Cochrane Bypass, Bradford Bypass portions of Highway 69 between Parry Sound and Sudbury, portions of Highway 11/17 between Thunder Bay and Nipigon, and Highway 17 from the Ontario/Manitoba border to Rush Bay Road.

•

Funding support for the education sector through new, expanded and upgraded schools, including a recently approved elementary school in Brantford, and offering more choice and flexibility for children and parents by creating additional child care spaces.

Ontario’s Economic and Fiscal Outlook in Brief

Infrastructure Expenditures[1] ($ Millions)
	Interim[2,3]	Medium-Term Outlook			10-Year Total[4]
	2020–21	2021–22	2022–23	2023–24

Sector

Transportation

Transit	5,434	5,642	6,801	6,736	61,622

Provincial Highways	2,912	2,592	2,762	2,671	21,323

Other Transportation, Property and Planning	228	182	181	196	1,513

Health

Hospitals	2,671	1,619	2,567	2,604	30,223

Other Health	283	304	336	328	3,420

Education	2,241	3,295	2,773	2,415	21,162

Postsecondary Education

Colleges and Other	899	893	617	284	4,043

Universities	90	93	135	122	1,285

Social	267	328	152	213	2,379

Justice	433	983	601	420	3,571

Other Sectors[5]	1,731	2,691	3,053	3,114	16,484

Total Infrastructure Expenditures	17,190	18,623	19,978	19,104	167,025

Less: Other Partner Funding[6]	2,294	1,765	2,684	1,951	21,584

Total[7]	14,896	16,858	17,294	17,153	145,442
[1]

Includes interest capitalized during construction; third-party investments in hospitals, colleges and schools; federal and municipal contributions to provincially owned infrastructure investments; and transfers to municipalities, universities and non-consolidated agencies.

[2]	Interim represents the 2021 Budget projection for the 2020–21 fiscal year.
[3]	Includes provincial investment in capital assets of $11.9 billion.
[4]	Total reflects the planned infrastructure expenditures for years 2021–22 through 2030–31.
[5]	Includes broadband infrastructure, government administration, natural resources, and culture and tourism industries.
[6]	Other Partner Funding refers to third-party investments primarily in hospitals, colleges and schools.
[7]	Includes federal–municipal contributions to provincial infrastructure investments.

 Note: Numbers may not add due to rounding.

Source: Ontario Treasury Board Secretariat.

Ontario’s Economic and Fiscal Outlook in Brief

Chapter 1 Ontario’s Action Plan: Protecting People’s Health and Our Economy

Section A: Protecting People’s Health

Section A: Protecting People’s Health

Introduction

COVID-19 has impacted every aspect of Ontario’s economy and communities, but the virus has first and foremost caused a global health tragedy.

This is why Ontario’s primary focus since March 2020 has been protecting people’s health and well-being. Premier Ford made a simple, non-negotiable promise to the people of Ontario — this government will do whatever it takes to keep the people of Ontario safe.

The government has made good on this promise starting with the actions taken in March 2020 with Ontario’s Action Plan: Responding to COVID-19, followed by the 2020 Budget introduced on November 5, 2020, and now, with Ontario’s Action Plan: Protecting People’s Health and Our Economy.

From the very beginning, Ontario has focused on ensuring that hospitals and the health care system more broadly have the health care workers and the space needed to care for anyone who becomes ill. The government recently announced an additional $125 million to fund over 500 critical care and high intensity hospital beds in areas with high rates of transmission. Ontario will invest an additional $1.8 billion in the hospital sector in 2021–22 bringing the total additional investment in hospitals since the start of the pandemic to over $5.1 billion. This is providing for more than 3,100 beds to increase capacity and reduce occupancy pressures caused by COVID-19. The creation of over 3,100 new beds is the equivalent of six new large community hospitals in the province — this is an historic investment.

Ensuring COVID-19 patients are cared for is a fundamental responsibility for the government but preventing and controlling the spread of the virus is the ultimate goal. This is why Ontario has made available over $1.4 billion to access personal protective equipment (PPE), enabling the province to purchase more than 315 million masks and more than 1.2 billion gloves, while also working with the private sector to increase domestic production capacity of PPE in Ontario. This is also why over $100 million has been invested in dedicated infection prevention and control in hospitals, long-term care and other settings.

As COVID-19 vaccines are being rolled out, the use of a comprehensive testing strategy is an important tool in identifying and slowing the spread of COVID-19. Ontario is building on its testing strategy by investing $2.3 billion in 2021–22 and is expanding the use of rapid testing in high priority areas, such as schools, congregate settings, workplaces and high priority communities.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Over the past year, COVID-19 vaccines have been viewed as the light at the end of the tunnel. They have provided a beacon of hope that the people of Ontario will someday embrace loved ones in a warm hug, enjoy a cup of coffee with a friend, and once again see colleagues in person. Nothing is more important to the government than distributing vaccines as quickly and efficiently as possible. This is why, beginning in 2020–21, Ontario is investing more than $1 billion as part of Ontario’s vaccination plan, including $50 million to support vaccinations in First Nations and urban Indigenous communities.

Since the early days of the pandemic, it has become clear that COVID-19 does not pose the same risk to everyone equally. Seniors are especially vulnerable, and COVID-19 has had a particularly tragic impact on those living in long-term care homes as well as their families, including here in Ontario. This is why Ontario is investing up to $650 million in additional funding in 2021–22 to protect loved ones in long-term care from the virus and to stabilize homes, in addition to providing $30 million annually to recruit, retain and train infection prevention and control staff in long-term care homes across the province.

This is also why the government has renewed its commitment to fix long-standing challenges in the long-term care sector, including building and updating long-term care homes. In addition to the government’s original investment of $1.75 billion, Ontario is investing another $933 million over the next four years to build more long-term care beds. These combined investments will support Ontario’s commitment to build 30,000 long-term care beds. In contrast, between 2011 and 2018, there were only 611 long-term care beds built across the province. In addition to traditional long-term care development, Ontario is also building four new long-term care homes faster through the innovative Accelerated Build Pilot Program.

The province is also initiating the largest recruitment and training of personal support workers (PSWs) in Ontario history, to reduce unreasonably long waitlists and provide better care for residents. Ontario is the first province to commit to a new standard of quality care for residents. Ontario’s Action Plan: Protecting People’s Health and Our Economy confirms this commitment and provides $4.9 billion over four years to make this ambitious vision a reality. And the province is acting now with the accelerated training of almost 9,000 PSWs.

While COVID-19 has caused much pain, suffering and fear, Ontario is already seeing a significant positive impact from vaccinations across the province. The people of Ontario can be confident that their government will continue to protect them now, and when the pandemic is finally brought under control.

Section A: Protecting People’s Health

Ontario’s Action Plan: Protecting People’s Health and Our Economy brings the government’s total investment to protect people’s health to $16.3 billion.

Highlights

Defeating COVID-19

•  To vaccinate every person in the province who wants to be vaccinated, Ontario has made more than $1 billion available for a provincewide vaccination plan. Ontario is also making it safer to re-engage with our workplaces, businesses and communities with $2.3 billion for testing and contact tracing.

•  To protect our frontline heroes and vulnerable people, Ontario has made available $1.4 billion for personal protective equipment, including more than 315 million masks and more than 1.2 billion gloves.

•  To ensure every person who requires care in a hospital can access a bed, even during the worst of the pandemic, the government is investing an additional $5.1 billion to support hospitals since the pandemic began, creating more than 3,100 additional hospital beds. This includes $1.8 billion in 2021–22 to continue providing care for COVID-19 patients, address surgical backlogs and keep pace with patient needs.

Fixing Long-Term Care

•  To address decades of neglect and help those waiting to get into long-term care, Ontario is investing an additional $933 million over four years, for a total of $2.6 billion, to support building 30,000 new long-term care beds. Ontario is also investing $246 million over the next four years to improve living conditions in existing homes, including ensuring homes have air conditioning for residents, so our loved ones can live in comfort, and with safety, dignity and respect.

•  To protect our loved ones in long-term care from the deadly COVID-19 virus, Ontario is investing an additional $650 million in 2021–22, bringing the total resources invested since the beginning of the pandemic to protect the most vulnerable to over $2 billion.

•  To ensure our loved ones receive the best quality care in Canada, Ontario is investing $4.9 billion over four years to increase the average direct daily care to four hours a day in long-term care and hiring more than 27,000 new positions, including personal support workers (PSWs) and nurses.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Caring for People

•  To address the need for more health care services, Ontario is making investments to support historic hospital expansion and construction projects, including a new inpatient wing at William Osler Health System’s Peel Memorial and ongoing planning of a new regional hospital in Windsor-Essex. The government is also investing in the creation of new children’s treatment centres in Ottawa and Chatham-Kent to increase access to critical programs and services.

•  To help the thousands of people struggling with mental health and addictions issues, Ontario is providing additional funding of $175 million in 2021–22 as part of the historic investment of $3.8 billion over 10 years, to provide more and better care for everyone who needs it.

•  To assist survivors of domestic violence — which has increased during COVID-19 — and other heinous crimes like human trafficking, Ontario is investing an additional $2.1 million over three years to support victims of crime. This support is in addition to funding provided through various existing programs to help victims of domestic violence and other violent crimes.

•  To make progress on our collective efforts to address systemic racism, Ontario is making additional investments in key communities. This includes investments of $1.6 million over two years to support the Anti-Racism and Anti-Hate Grant program, which will support community based anti-racism initiatives focusing on anti-Black racism, anti-Indigenous racism, anti-Semitism and Islamophobia. This builds on a $60 million investment in the Black Youth Action Plan.

Section A: Protecting People’s Health

Defeating COVID-19

The people of Ontario look forward to the day when the COVID-19 pandemic is in the past — when people no longer fear for their health, and when the current public health restrictions to slow the spread can finally be lifted. Since day one, Ontario has focused on fighting the virus so life can get back to normal. Ontario’s Action Plan: Protecting People’s Health and Our Economy builds on the government’s strong record of investments to beat COVID-19 once and for all.

Vaccinating Ontario

The key to defeating COVID-19 is ensuring every person who wants a vaccine gets a vaccine. Working with partners — including the federal government and local public health units — to vaccinate the people of Ontario is the government’s most urgent priority. Nothing is more important. This is why the government is investing more than $1 billion as part of Ontario’s vaccination plan, beginning in 2020–21 to support the administration, distribution and rollout of Ontario’s COVID-19 vaccination campaign, including $50 million to support vaccinations in First Nations and urban Indigenous communities.

Ontario’s vaccination plan is led by the government’s COVID-19 Vaccine Distribution Task Force chaired by General (retired) Rick Hillier, former Chief of Defence Staff for the Canadian Armed Forces. The rollout of the vaccines is based on the government’s Ethical Framework for COVID-19 Vaccine Distribution and is founded on the following principles:

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Minimize Harms and Maximize Benefits: to reduce overall illness and death related to COVID-19; protect those at greatest risk of serious illness and occupational factors; protect critical infrastructure and promote social and economic well-being;

•	Equity: to distribute COVID-19 vaccines without bias or discrimination, and to ensure high-risk groups and those most greatly impacted from the COVID-19 pandemic have access to the vaccine;

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Fairness: to ensure that every individual, within the same priority group, has the same opportunity to be vaccinated, using an inclusive, consistent process that is tailored to the unique needs of Ontario’s many and varied communities;

•	Transparency: to ensure the principles, rationale, decision-making processes and plans for COVID-19 prioritization are clear, understandable and effectively communicated to the public;

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

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Legitimacy: to ensure decisions are based on the best available scientific evidence, shared values and input from affected parties, including those historically underrepresented so that the resulting decisions have the intended impact; and

•	Public Trust: to ensure decisions and decision-making processes are informed by these principles to advance public confidence and trust in Ontario’s COVID-19 vaccination program.

Ontario has a comprehensive and integrated vaccination plan that starts with the most vulnerable people of Ontario and frontline health care workers. Phase One of Ontario’s vaccination rollout is well underway, and as of early March 2021, over 80 per cent of the long-term care residents are fully immunized and public health units are working with homes to vaccinate staff and essential caregivers as a priority. The government has enabled and is mobilizing additional health care providers including registered nurses, nurse practitioners, registered practical nurses, pharmacists, pharmacy technicians, paramedics and pharmacy students to administer the vaccine. This is the Team Ontario approach.

The plan aims to reduce virus transmission and infection, as well as hospitalizations. As the supply of vaccines increases, the people of Ontario will be able to get vaccinated in several new settings. In addition to hospitals, mobile clinics and mass vaccination clinics, the province is working with the pharmacy sector and with primary care professionals to offer vaccinations in primary care settings and community locations in collaboration with public health units.

Ontario’s vaccination rollout will culminate with Phase Three when vaccines are available for everyone who wishes to be immunized.

Table 1.1 Ontario’s Three-Phase Vaccine Distribution Plan

Phase 1	Phase 2	Phase 3

High-risk populations (~1.8 million)	Mass deliveries of vaccines (~9 million)	Steady state
December 2020 – March 2021	April 2021 – July 2021	July 2021 Onwards
• Congregate living for seniors • Health care workers • Adults in First Nations, Métis and Inuit populations • Adult chronic home care recipients • Adults over 80 years old

•   Adults aged 60 to 79, in 5-year increments

•   High-risk congregate settings (e.g., shelters, community living)

•   Individuals with high-risk chronic conditions and their caregivers

•   Those who cannot work from home

•   At-risk populations

• Adults 59 years and younger

Distribution through: hospital site clinics, mobile teams, site-specific clinics, mass vaccination clinics (late March)	Distribution through: mass vaccination clinics, pharmacies, primary care, site-specific clinics, mobile teams, mobile sites, public health units	Distribution through: mass vaccination clinics, pharmacies, primary care, site-specific clinics, mobile teams, mobile sites, public health units

Note: Timelines are estimates and may change dependent on vaccine supply.

Source: Ontario Ministry of Health.

Section A: Protecting People’s Health

The government’s top priority is to ensure that it has the plan, the processes and the people in place to administer vaccines as quickly as possible while also preparing to receive shipments as they arrive. The plan activates the entire health care infrastructure, including public health units, hospital clinics, mass vaccination sites, mobile clinics, pharmacies and primary care. On the ground, the plan is adapting to the unique situation of each of the province’s 34 public health units, reflecting the diverse populations and vast geography of the province — all with the aim of vaccinating the people of Ontario as soon as possible.

Helping the Vulnerable Get Vaccinated

A lack of mobility or transportation should not prevent anyone from getting vaccinated. Ontario is investing $3.7 million in 2021–22 to help remove barriers and provide safe, accessible transportation for persons with disabilities and older adults with limited mobility to travel to their COVID-19 vaccination appointments.

This will help remove accessibility and financial barriers that may prevent these individuals from travelling to vaccination appointments.

Ensuring Indigenous Communities Have Access to Vaccines

Indigenous communities are at higher risk for COVID-19 outbreaks and have challenges in accessing health care, which can lead to more severe outcomes. Available health data also indicates that Indigenous peoples generally have higher rates of chronic diseases that may put them at greater risk of health complications if exposed to COVID-19.

Ontario is investing $50 million to support community-led vaccination efforts in First Nations and urban Indigenous communities. This investment will provide additional health care supports, including more public health capacity and greater access to testing in Indigenous communities. This funding will also help to set up onsite clinics to support vaccine roll-out, working with Indigenous communities.

Operation Remote Immunity, led by Ornge, is vaccinating adults in the 31 fly-in First Nation communities and Moosonee in Northern Ontario. As of the first week of March, all adults in these communities have been offered their first dose of the COVID-19 vaccine and second doses have commenced for some communities. Planning for vaccine distribution to additional First Nation communities and to urban Indigenous populations is underway.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Increasing Access to COVID-19 Testing

While vaccines are the key to ending the pandemic, stopping the spread of the virus in the meantime remains vital to protect lives. Ontario is investing over $3.7 billion over two years, including $2.3 billion in 2021–22, in a comprehensive testing strategy. The ongoing effort will ensure timely access to testing — targeting testing to vulnerable communities, as well as expanding the capacity to process COVID-19 tests effectively.

Timely, high-quality COVID-19 testing is a critical component to respond to the virus. Ontario has expanded all aspects of testing ranging from COVID-19 specimen collection, transportation, laboratory analysis and reporting.

Ontario continues to ramp up efforts in testing, tracing and isolating cases of COVID-19. The people of Ontario can receive COVID-19 tests at one of over 500 testing sites located at assessment centres, participating community laboratories, or participating pharmacies across the province. The government has deployed rapid testing to provide faster results in regions of high transmission and in rural and remote areas.

Laboratory-based polymerase chain reaction (PCR) testing remains the gold standard in diagnostic tests and the province has the capacity to perform 105,000 tests per day. Additionally, over 90 per cent of individuals who have been tested receive test results within two days. As of March 1, 2021, over 11 million tests have been completed.

Ontario is leading Canada in the number of rapid tests deployed, leveraging the full spectrum of testing tools and has deployed over 3.1 million rapid tests to high priority settings as of late February 2021. As of March 8, 2021:

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More than 1.8 million rapid antigen tests have been deployed to 567 long-term care homes. Going forward, the province will provide approximately 385,000 tests per week for asymptomatic staff, support workers, essential caregivers, students and volunteers;

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Approximately 323,000 rapid antigen tests have been deployed to 202 retirement homes. Going forward, the province plans to provide up to 118,000 tests per week for asymptomatic staff and essential visitors such as personal support workers or other care providers entering retirement homes;

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232,000 rapid tests have been sent to 39 essential industry sites. The province will continue to deploy rapid testing in workplaces, including up to 300,000 COVID-19 tests per week for asymptomatic staff in key sectors such as manufacturing, warehousing, supply chain, mining, construction and food processing; and

•

Ontario is also working with a broad range of congregate care settings to onboard interested organizations to deploy rapid antigen tests in the coming weeks, including to residential mental health centres, adult and children’s residences, supportive housing and other congregate living settings.

Section A: Protecting People’s Health

Going forward, the province will be able to deploy up to approximately one million tests per week across targeted sectors.

Ontario continues to ensure that anyone who needs a test can get a test, and to have results as quickly as possible.

On January 6, 2021, Ontario launched the innovative, voluntary and free testing program at Toronto Pearson International Airport for eligible international travellers returning to Ontario. Since then, Ontario put in place a mandatory testing requirement on February 1, 2021, which requires all international travellers coming through Toronto Pearson International Airport to take a COVID-19 test upon arrival. This is helping to mitigate the spread of COVID-19, including new variants.

Ensuring Ontario Always has Enough PPE

While most people had never heard the term PPE before last March, personal protective equipment has become a part of everyday life. It protects Ontario’s vulnerable loved ones, keeps frontline heroes safe, and is essential to keeping the economy and communities functioning during the COVID-19 pandemic. Ontario has purchased more than 315 million masks and more than 1.2 billion gloves since the beginning of COVID-19, many from manufacturers and suppliers right here at home. Ontario has also made a commitment to ensure the province is never again at the mercy of another jurisdiction for PPE.

On November 5, 2020, Ontario established Supply Ontario, a new provincial agency to operate as a modern and efficient single supply chain organization for the Ontario Public Service and the broader public sector, including the health sector. Supply Ontario will build on the efforts of this government to continue to ensure that the province has a strong supply chain for PPE and other essential supplies and equipment required to protect the people of Ontario. It will leverage the buying power of the province, while taking advantage of the innovation and creativity of local businesses.

In the fight against COVID-19, Supply Ontario will help ensure that schools, hospitals and the entire public sector have the critical supplies and equipment needed to keep individuals and families safe. Building on previous investments, Ontario is continuing to procure surgical and procedural masks and N95 respirators, gloves, gowns and face shields. To date, Ontario has made $1.4 billion available for PPE.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Retooling Ontario Manufacturers to Produce PPE, Critical Supplies and Equipment with the Ontario Together Fund

In April 2020, Ontario launched the $50 million Ontario Together Fund to help manufacturers retool their operations to produce personal protective equipment (PPE), critical supplies and equipment, and develop technology-driven solutions and services for business to reopen safely. Ontario is investing an additional $50 million in 2021–22 to continue supporting local businesses to further enhance domestic capacity and help support the safety and security of the people of Ontario.

As of January 2021, the government received over 30,000 submissions through the Ontario Together web portal, with the Ontario business community coming through with supplies, innovations and ideas to help protect frontline workers and vulnerable Ontario individuals and businesses. The portal has also helped bolster procurement efforts by the province to supply PPE and other critical supplies for Ontario’s health care professionals and other frontline workers.

An example of how these initiatives are making a difference is CEM Specialties Inc. in London, Ontario, which is accelerating the commercialization and production of its airborne COVID-19 detector Kontrol BioCloud with $2 million from the Ontario Together Fund. This innovative technology will add another layer of protection with real time monitoring of the air in places where people gather, such as schools, offices, long-term care homes, hospitals, public transit and manufacturing facilities.

Clean Works Medical and Pure Life Machinery is another manufacturer making a one-of-a-kind device. The government is providing $2 million from the Ontario Together Fund to help make a sanitizing device called the Clean Flow Healthcare Mini. This Ontario-made device can decontaminate up to 800 N95 masks per hour along with other PPE. The technology uses UV light, hydrogen peroxide and ozone to decontaminate surfaces. The technology can destroy up to 99.99 per cent of pathogens and viruses on surfaces.

The Ontario Together Fund is also providing McRae Imaging with $332,000 to support the production of inclusive PPE. The company is making face masks featuring an innovative lip-reading lens. The Access Mask will create a unique solution for the Deaf community and the hard-of-hearing during the COVID-19 pandemic. Through a partnership with the Como Foundation, a not-for-profit enterprise that designed the mask, McRae Imaging plans to produce 1.4 million Access Masks, ensuring more people in Ontario can comfortably and safely use this essential component of PPE gear.

Section A: Protecting People’s Health

Another project will increase the long-term domestic supply of medical-grade alcohol, used for the production of hand sanitizer. Greenfield Global is currently investing $75 million to upgrade their facility in Johnstown, Ontario to produce high-purity medical-grade alcohol supported by a $2.5 million investment from the Ontario Together Fund.

In addition to the Ontario Together Fund, in August 2020, the government of Ontario and the Government of Canada reached a five-year agreement with 3M Canada for the provision of 50 million N95 respirators annually, beginning in early 2021. Both levels of government are investing $23.33 million to support 3M’s capital investment of $70 million to expand its Brockville, Ontario manufacturing operations. This expansion will enable 3M to be able to produce enough respirators to meet the provincial and Canadian market demand in both the private and public sectors throughout the pandemic and beyond. In addition to meeting the current demand for respirators from frontline health care workers, the 3M project is expected to create 30 jobs in Brockville.

With these new investments and partnerships with Ontario manufacturers, the government is ensuring that the people of Ontario have access to PPE and the supplies needed to help keep them safe.

Creating More COVID-19 Hospital Capacity

When Ontario families face a health challenge, they need to be confident they can get the care and treatment they require at any hospital in the province. While hospitals faced many challenges even before the pandemic, COVID-19 has stretched them to the limit. This is why Ontario is making the necessary investments to ensure hospitals will be able to care for people if and when it is required. In fact, the government has added more than 3,100 new beds, the equivalent of six large community hospitals, to the health care system since the beginning of COVID-19.

Ontario will invest an additional $1.8 billion in the hospital sector in 2021–22 bringing the total additional investment in hospitals since the start of the pandemic to over $5.1 billion. Building on the $3.4 billion provided in 2020–21, this additional $1.8 billion investment in 2021–22 includes:

•	$760 million to support more than 3,100 hospital beds to help the sector continue to provide care for COVID-19 patients as well as other patients;

•	$300 million to reduce surgical backlogs from delayed or cancelled surgeries and procedures due to the COVID-19 pandemic; and

•	$778 million to support hospitals to keep pace with patient needs and to increase access to high-quality care.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

The New Cortellucci Vaughan Hospital

On February 7, 2021, Cortellucci Vaughan Hospital was opened. It is the first net new hospital in Ontario in 30 years, creating critically needed beds as the province continues to face COVID-19. In the initial COVID-19 response, Cortellucci Vaughan added 35 intensive care unit beds and 150 general internal medicine beds to Ontario’s hospital capacity. This will help alleviate hospital capacity pressures experienced in York, Peel and Toronto.

Cortellucci Vaughan is the first smart hospital in Canada, featuring leading edge technology and medical devices to support more innovative and better patient care. This includes a state-of-the-art emergency department, advanced diagnostic imaging, ambulatory clinics and modern intensive care beds. Once fully open, Cortellucci Vaughan will work in partnership with Mackenzie Richmond Hill Hospital to serve the broader community of western York Region and beyond.

Opening a New Specialized Care Centre in the Greater Toronto Area

In partnership with Toronto Grace Health Centre, Ontario opened a new Specialized Care Centre in the Greater Toronto Area (GTA) on December 27, 2020. The Specialized Care Centre is providing up to 90 fully furnished spaces to temporarily relocate long-term care residents if necessary due to COVID-19. The length of stay will vary for each resident, depending upon individual needs and the situation in the resident’s long-term care home, all in an effort to help protect loved ones from the virus.

Clearing the Surgical and Procedural Backlog Caused by COVID-19

As Ontario’s three-phase distribution plan for vaccinations is underway to protect the people of Ontario from COVID-19, the government is working closely with hospitals to help them return to normal operations. This will allow the hospital sector to recover, address the surgical backlog and improve access to care.

Ontario is investing over $610 million, including $300 million in 2021–22 to address the surgical backlog from delayed or cancelled surgeries and procedures due to the COVID-19 pandemic. Funding will help hospitals keep operating rooms open late in the evening to complete up to 52,000 surgical hours of elective surgeries and will address the MRI/CT backlog. This investment will also be used to create a centralized provincial surgical waitlist program to help reduce delays in scheduling and help match patients to surgeons with shorter wait times.

Section A: Protecting People’s Health

Protecting Communities Most Affected by COVID-19

COVID-19 has disproportionately impacted racially diverse, newcomer and low-income communities. This is why Ontario is investing $50 million in additional support to protect these communities.

Restrictions, such as stay-at-home orders and self-isolation, may be insufficient to contain the spread of COVID-19 due to circumstances beyond the control of the residents in these communities. The additional funding will include support for targeted and tailored community outreach and education using Community Ambassadors, mobile testing sites and distribution of PPE kits. This funding will also provide case management support that connects individuals to critical services, including access to isolation centres to help individuals safely self-isolate and reduce COVID-19 transmission.

This additional support builds upon the previous investments provided under the High Priority Communities Strategy, including $12.5 million to help fund lead community agencies and community partners in 15 priority neighbourhoods in Durham, Peel, Toronto, York and Ottawa, as well as $42 million for COVID-19 isolation centres. This funding helps keep people and communities safe, by helping people in some of the hardest hit neighbourhoods self-isolate and by supporting additional community outreach and education on COVID-19 safety measures. This investment will also deliver

“The ability to isolate safely is essential to help stop the spread of COVID-19 in our community. We were pleased about the arrival of new isolation centres in Brampton. More isolation centres right in our neighbourhoods means Brampton residents can ensure family at home stay safe.”

Mayor Patrick Brown

City of Brampton

enhanced interventions to stop the spread of COVID-19, such as mobile testing, and promote vaccine uptake in these vulnerable communities, home to individuals who often work in higher risk essential sectors. Funding also provides emergency income supports to vulnerable populations in identified priority communities.

Protecting All of Ontario by Supporting Vulnerable Communities

The government’s continuing efforts to meet the needs of vulnerable populations including Indigenous, racially diverse, newcomer and low-income communities is a measure that benefits all of Ontario. It is only when every community has effective measures of prevention, protection and control of COVID-19 that Ontario can beat this virus.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Providing COVID-19 Supports for Indigenous Peoples and Communities

The second wave of the COVID-19 pandemic has presented unique challenges for Indigenous communities and organizations. There is an urgent need to support First Nations, Métis and Inuit populations, including Indigenous elders, low-income workers, single-parent families and those experiencing homelessness.

Building on prior investments during the COVID-19 pandemic, Ontario is investing an additional $4 million in 2021–22 to support First Nations, Métis and Inuit populations. This includes funding for contact tracing, self-isolation and resources to combat food insecurity and housing shortages. These resources will assist individuals and communities throughout the pandemic and during the recovery period, supporting well-being and financial stability. This is in addition to the $50 million made available to ensure First Nations and urban Indigenous communities can be vaccinated and brings Ontario’s total investment to protect Indigenous peoples to more than $120 million since the beginning of COVID-19.

By continuing to provide COVID-19 supports, Ontario is providing services that prevent crisis situations, while more vaccinations become available to priority populations including Indigenous peoples. Culturally responsive supports to First Nations, Métis and Inuit populations are a key part of Ontario’s plan to beat COVID-19.

Section A: Protecting People’s Health

Ramping Up COVID-19 Digital Rapid Response

In the past year, digital and data services helped the people of Ontario navigate these difficult times, by providing easy access to vital public health information and services in real time. In response to COVID-19, the province took action to deliver benefits quickly to those who needed it most, including enhancing access to virtual care so more patients can see their doctor by phone or virtually. As a result, people have better access to more convenient online options and publicly available data to help them make important decisions for their lives.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Fixing Long-Term Care

Long-standing challenges in the long-term care system were heightened by the COVID-19 pandemic and have had tragic consequences for too many Ontario families. Rising complexity of care, staffing shortages, aging infrastructure and a long list of people waiting for beds are just some of the challenges in long-term care. While these challenges have been ignored by successive governments, fixing the long-term care system is an urgent priority for this government.

Protecting Long-Term Care Residents from COVID-19

COVID-19 has had a particularly devastating impact in long-term care homes around the world, including in Ontario. This government is committed to protecting residents, caregivers and staff from future outbreaks by building on earlier investments and pandemic response measures.

As of winter 2021, the government has made record investments to protect long-term care since the start of the COVID-19 pandemic. Ontario’s total additional funding to protect long-term care homes since the start of the COVID-19 pandemic is $1.38 billion. This investment helped long-term care homes increase staffing and improve infection prevention and control practices. Building on this initial investment, Ontario is making an additional $650 million available in 2021–22 to continue to protect long-term care residents, bringing the government’s total additional investment to over $2 billion. As the rollout of COVID-19 vaccines continues, this funding will help homes prevent the spread of the virus, increase staffing supports and purchase additional supplies and equipment.

Ontario is also continuing funding announced in the 2020 Fall Preparedness Plan for Health, Long-Term Care and Education to retain newly hired infection prevention and control staff as well as train staff in infection prevention practices. This $30 million annual investment will help protect residents, staff and families today and into the future.

“We gratefully acknowledge the government for their continued supports for emergency pandemic funding to enhance safety in our homes by prioritizing testing, vaccinations, personal protective equipment and other essential supports.”

Ruth McFarlane

CEO, Durham Christian Homes and

Vice Chair, Board

Ontario Long Term Care Association

Section A: Protecting People’s Health

Ensuring Loved Ones Have Access to Care

Ontario is committed to creating a safe and modern long-term care system that provides the highest quality of care for loved ones when and where they need it. With an aging population and growing demand, the construction of more modern long-term care homes is necessary. This is why the government is accelerating the creation of new and upgraded beds across Ontario.

Building and Upgrading More Beds, Faster

In addition to the government’s original investment of $1.75 billion, Ontario is investing another $933 million over the next four years to build more long-term care beds. These combined investments will support Ontario’s commitment to build 30,000 long-term care beds. In contrast, between 2011 and 2018, there were only 611 long-term care beds built across the province.

To expedite long-term care development, the government is moving forward with the approval of 9,478 new beds and the upgrade of an additional 5,212 existing beds.

In selecting projects, Ontario is implementing lessons learned on improved infection prevention and control measures, particularly the elimination of three- and four-bed ward rooms. Long-term care development projects will also add capacity for high need areas, Francophone and Indigenous communities and promote the development of campuses of care. The government is also providing funding for air conditioning for homes.

Fast-Tracking New Long-Term Care Homes

In addition to traditional long-term care development, Ontario is building four new long-term care homes faster through the innovative Accelerated Build Pilot Program. The program is leveraging hospital-owned land and an expedited process for procurement and construction to increase long-term care capacity in months, not years.

By partnering with Trillium Health Partners, Lakeridge Health and Humber River Hospital, the Accelerated Build Pilot Program is on track to create 1,280 long-term care beds, which will address critical bed shortages. Construction is underway at all three sites across the GTA, with completion planned for early 2022.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

These most recent allocations will result in a development pipeline of 20,161 new spaces — representing more than two thirds of the government’s commitment to build 30,000 new beds by 2028 — as well as 15,918 upgraded spaces.

Section A: Protecting People’s Health

Improving Quality of Life in Long-Term Care Homes

To ensure loved ones in long-term care homes are properly cared for, the government is making up to $246 million available over the next four years to prioritize upgrades that will enhance resident safety and comfort, such as air conditioning. This investment will help fund projects in the long-term care sector including important upgrades to ventilation and renovations that will improve infection prevention and control.

Providing the Best Long-Term Care in Canada

Ontario is taking monumental steps to protect the most vulnerable people in the province with plans to increase average daily direct care per resident to four hours — making Ontario the first in Canada to commit to this level of care. Over the next four years, the average hours of daily direct care will increase to four hours, from the current 2.75 hours. To support this plan, the government will invest up to $1.9 billion annually by 2024–25, or $4.9 billion over the next four years. In addition, this funding will support a 20 per cent increase in direct care time by allied health professionals including physiotherapists and social workers.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Delivering on a Provincial Staffing Plan for Long-Term Care

Working in Partnership to Deliver Quality Care

Ontario’s ambitious plan to ensure long-term care residents receive an average of four hours of daily direct care will require hiring and training tens of thousands of new staff over the next four years. This is why the government has launched the most ambitious recruitment and training program in Ontario’s history.

Provincial investments will support ongoing hiring of additional staff, including registered nurses, registered practical nurses and personal support workers. Ontario is supporting continued professional development, to increase the supply of long-term care staff and to improve staff retention. The government is also working with long-term care employers to improve working conditions, for example through increased full-time employment, and innovative approaches to work and technology. Finally, Ontario is continuing to work with the sector to support effective and accountable leadership in long-term care homes.

“This training will help Ontario build a workforce that supports our most vulnerable at a time of growing need. It also means jobs, income and stability for thousands of workers who support their families and keep our economy running by shopping at local businesses. The benefits are exponential.”

Eduardo Almeida

First Vice-President/Treasurer

Ontario Public Service Employees Union

Continuing Support for Workers Providing Personal Support Services

The government is extending the wage enhancement for over 147,000 workers who deliver personal support services. This wage enhancement will continue for eligible workers until June 30, 2021 and it will continue to be reviewed. The wage enhancement is part of a broad set of initiatives aimed at stabilizing staffing levels and supporting current and future frontline workers.

Section A: Protecting People’s Health

Expanding Personal Support Worker Training

Ontario is investing over $121 million to support the accelerated training of almost 9,000 personal support workers (PSWs), which is the largest recruitment of PSWs in Ontario’s history. This includes $115 million to train up to 8,200 new PSWs through publicly funded colleges. The accelerated PSW training program is a publicly funded, tuition-free opportunity for 6,000 new students and is expected to take six months to complete, rather than the typical eight months. This program will provide students with a combination of coursework and a three-month paid experiential learning opportunity at a long-term care home or in a home and community care environment. Additionally, nearly 2,200 existing students will be eligible to receive a $2,000 tuition grant to help them complete their studies, as well as a stipend to complete the clinical placement part of their training.

In February 2021, Ontario announced an investment of more than $4.1 million for eight training projects, including in regions hit hard by the COVID-19 pandemic. This investment will support the training of 373 new PSWs and provide them with health and safety resources. In addition, the government provided up to $2.4 million through a pilot scholarship program to fund the training costs of up to 300 students for PSW positions in long-term care homes in the Ottawa area.

Scaling Up Health Human Resources

To alleviate staffing pressures and protect the vulnerable people of Ontario, the province is scaling up Health Human Resources Planning to ensure the long-term care sector and the health care system have the capacity to continue quality service delivery. This plan will ensure Ontario’s most vulnerable patients receive the care they need, when and where they need it. These efforts will also ensure that frontline workers have the support they need to provide care for the people of Ontario.

In addition, the province is providing financial support to Ryerson University in the planning for a proposal for a new institute of medical education in Brampton.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Hiring More Staff for Retirement Homes

Many retirement home residents depend on PSWs and nurses to provide them with the care they need. Starting in 2021–22, Ontario is investing $2 million over two years to attract new PSWs and nurses to work in retirement homes.

Through this initiative, PSWs will receive a financial grant of $5,000 for a six-month commitment to work in a retirement home. Nurses will receive $10,000 for a one-year commitment to work in a retirement home.

Long-Term Care COVID-19 Commission

In July 2020, the government of Ontario launched the Long-Term Care COVID-19 Commission to independently investigate how and why the virus spread in long-term care homes, what was done to prevent the transmission and the impact of key elements of the existing system on the spread. The Commission also has the power to consider any further areas where the government should take action to prevent further spread of disease in long-term care homes.

Three commissioners have been appointed due to their expertise and experience — Associate Chief Justice Frank N. Marrocco (Chair), Angela Coke and Dr. Jack Kitts. In October and December 2020, the Commission provided two sets of interim recommendations and will provide a final report to the Minister of Long-Term Care by April 30, 2021.

The government is committed to addressing long-standing and systemic challenges in the sector and improving care for residents in long-term care based on input from the Long-Term Care COVID-19 Commission’s findings. The government is working to establish a new vision for long-term care homes in consultation with residents, families and the sector, including establishing a resident quality of care framework which will outline performance measures to guide oversight and quality improvement in long-term care homes.

Section A: Protecting People’s Health

Expanding Community Paramedicine for Long-Term Care

Through the Community Paramedicine for Long-Term Care program, seniors can receive the quality care and service they need at home. While Ontario is accelerating the development of thousands of new long-term care beds to increase capacity, this innovative resident-centred program will allow seniors to live longer in the comfort of their own homes.

Ontario began a pilot in five communities in 2020 and is investing approximately $160 million over three years to support the program in 33 communities, see Table 1.2 for the details.

Table 1.2 Communities Participating in the Paramedicine for Long-Term Care Program

Chatham-Kent	Leeds-Grenville

Cornwall and Stormont, Dundas, Glengarry	Manitoulin and District of Sudbury

Dufferin County	Middlesex County and London

Essex County and Windsor	Muskoka

Frontenac County and Kingston	Niagara Region

Greater Sudbury	Nipissing District

Grey County	Parry Sound

Guelph and Wellington County	Peel Region

Haliburton County	Rainy River District

Halton Region	Simcoe County

Hamilton	Thunder Bay and District

Hastings County, Belleville, Quinte West and Prince Edward County	Toronto

Lambton County	Waterloo Region

Lanark County	Norfolk County

Brant County	Renfrew County

City of Ottawa	York Region

Cochrane District
Source: Ontario Ministry of Health.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Caring for People

Compassion is a defining value of the people of Ontario. This value is perhaps best illustrated by the care and professionalism of the thousands of frontline workers in Ontario’s health care system. COVID-19 has highlighted the work of these health care heroes, whose efforts have been vitally important before the pandemic and will remain so after. This is why the government is making investments to ensure people who need care can access it, where and when it is required.

Making Record Investments in Hospitals

Even before COVID-19, Ontario was working to ensure patients could access high-quality care at any hospital across the province when they needed it. And, as the province continues to combat COVID-19, Ontario remains committed to supporting the province’s hospitals. This is why the government is investing an additional $5.1 billion in hospitals since the start of the pandemic, including investments in 2021–22 of $760 million to help hospitals continue to respond to COVID-19, an additional $300 million to reduce surgical backlogs and $778 million to help hospitals keep pace with patient needs and to increase access to high-quality care. This brings total additional investment for hospitals to $1.8 billion in 2021–22.

The additional $778 million funding for patient needs will support four key areas:

•

Caring for a Growing and Aging Population: new investments to provide patients additional surgical and diagnostic procedures, which include funding for cancer and chronic kidney disease services, cardiac services, neurological services, organ and tissue donation and transplantation, and MRI/CT hours. Funding will also provide provincial programs such as newborn screening, cochlear implants, sexual assault and domestic violence centres.

•

Supporting Hospital Beds: Funding to support hospitals expanding services and updating equipment and facilities. Funding will also support newly opened reactivation care centres, which provide temporary care to help patients who no longer need acute care services and are waiting for alternative care facilities, such as long-term care homes.

•	Providing Clinical Services: additional funding to emergency departments and support services such as obstetrics, pediatrics, ambulatory care medicine and hospital-based mental health.

•

Specialty Psychiatric Hospitals, Specialty Children Hospitals and Small Hospitals: additional funding for Ontario’s 66 small hospitals, two specialty children hospitals and four specialty psychiatric hospitals.

Section A: Protecting People’s Health

Addressing the Financial Stability of Public Hospitals

Hospitals have faced unprecedented costs as they continue to respond to the COVID-19 pandemic, ensuring that the people of Ontario have access to the care and treatment that they require. This is why Ontario is providing approximately $700 million in additional financial assistance to public hospitals across the province. This funding for working funds deficits will support eligible public hospitals, with a focus on small and medium hospitals as well as specialty and rehabilitation hospitals that carry a large financial strain due to their unique situations and funding challenges.

These investments will ensure hospitals can continue to provide high-quality patient care that the people of Ontario need and deserve.

Innovative New Model of Integrated Transitional Care

Ontario is exploring options for innovative models of care including collaboration with The Safehaven Project for Community Living and other health system partners to test a new model of integrated transitional care for children leaving hospitals in Toronto. The model would provide services for children with medically complex care needs who no longer require hospital care but are not ready to return home.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Building, Expanding and Improving Hospitals

Ontario is committed to its comprehensive plan to build a health care system that puts patients first. The province’s capital plan includes an investment of $30.2 billion over the next 10 years, including an additional $3 billion since the 2020 Budget, in hospital infrastructure. The government is creating more space for care at this critical time by providing more than $21 billion in capital grants over 10 years to build, expand and renew hospital infrastructure across Ontario. These investments will improve and increase space in hospitals and include grants to support new facilities as well as the renewal of existing hospitals and community health centres.

Expanding Capacity through Investments in Hospital Infrastructure

To address the increasing demand for health care services, Ontario continues to make record investments in the expansion and renewal of hospitals that provide essential care to patients and their families. For example, Ontario is investing in new hospital and other expansion projects in the Region of Peel and surrounding areas through collaboration with Trillium Health Partners and William Osler Health System. These investments will support historic hospital expansion and construction projects, including a new inpatient wing at Peel Memorial in Brampton. They will also deliver on critical expansion in Mississauga and Etobicoke to accommodate the demand in these growing communities.

Ontario is also working to help ensure local communities have access to the modern facilities and services they need, when they need it. This includes supporting the redevelopment and rebuilds of older hospitals to new state-of-the-art facilities in Collingwood, Bowmanville and Markdale. The Province is also investing in the expansion of the London Health Sciences Stem Cell Transplant Unit to double its current capacity, and $9.8 million to support the ongoing planning of a new regional hospital in Windsor-Essex which will bring together acute care services in one location. By continuing to invest in health infrastructure and expansion, patients will be able to rely on high levels of care in their own communities.

Section A: Protecting People’s Health

There are many major hospital projects across Ontario that are currently under construction or in various stages of planning. These projects will help ensure that the people of Ontario have access to the modern facilities and services they need, when and where they need them. In addition, by continuing to invest in health infrastructure renewal, including addressing urgent upgrades through repair and maintenance, Ontario’s health care system will remain sustainable so patients can continue to rely on high levels of care in their own communities.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Ensuring Patients Can Access Vital Blood Products

Plasma is a component of blood used in specialized treatments for a variety of conditions including burns, bleeding disorders, liver diseases and many types of cancer. Some donated plasma is processed into life-saving drugs needed for a variety of rare, life-threatening diseases and genetic conditions.

Ontario is investing an additional $234.9 million over three years to ensure patients can access vital blood products — particularly plasma. Ontario is planning to open an additional six dedicated plasma collection sites to sustain the demand for these vital blood products.

Supporting Specialized Cancer Treatment Services

Ontario is improving access to specialized cancer treatment by supporting the Chimeric Antigen Receptor T-Cell (CAR T) Therapy provincial program. CAR T Therapy is a specialized treatment for pediatric and adult cancer patients with certain types of leukemia or lymphoma, who have not responded to conventional therapies. This specialized treatment is being provided at the Hospital for Sick Children, Juravinski Cancer Centre - Hamilton Health Sciences, Princess Margaret Cancer Centre, and the Ottawa Hospital.

Preventing and Controlling Infections

The Infection Prevention and Control (IPAC) Hub program, launched in fall 2020, helps congregate living settings such as long-term care homes, retirement homes, residential settings for adults and children, shelters and supportive housing, to quickly access IPAC expertise. This helps prevent and respond to disease outbreaks in these settings by making more IPAC resources available.

Since the beginning of COVID-19, Ontario has invested over $100 million in dedicated IPAC funding, including a significant increase in capacity and measures for both prevention and response. Building on this investment, Ontario is investing $50 million in 2021–22 to ensure IPAC resources and expertise are available across the health system including hospitals and public health units as well as other congregate settings. IPAC provides guidance to prevent the transmission of infections in health care and other congregate settings between residents, staff and other contacts. This vital work protects patients, clients and staff from infectious diseases and viruses, including COVID-19.

Section A: Protecting People’s Health

Serving Children with Special Needs

Ontario is ensuring that children and youth with special needs receive the quality treatment they deserve, and that families are supported in navigating their child’s care. This is why the government is continuing to make substantial investments to support new treatment centres for children across Ontario that aim to reduce wait times and meet an increasing demand for children’s services.

Investing in New Children’s Treatment Centres

Ontario is providing additional funding to build a new treatment centre for children in Ottawa as part of the Children’s Hospital of Eastern Ontario. The construction of a nearly 200,000-square-foot facility will reduce the need for families to travel to multiple facilities to gain access to critical programs and services, such as developmental care, autism services, and occupational therapy. Ontario is also investing in a new children’s treatment centre in Chatham-Kent. This 55,000-square-foot facility will serve nearly 30,000 families and improve rehabilitative treatment for thousands of children with special needs.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Making Record Investments to Address Mental Health and Addictions Challenges

Now more than ever, the province recognizes that mental health is health. The COVID-19 pandemic has intensified the need for mental health and addiction services. More individuals are reporting negative mental health concerns, including anxiety, depression and addiction during COVID-19, due to business closures and job loss, increased health risks, disruption in schooling and social isolation. The people of Ontario can count on getting the support they need for mental health and addictions challenges.

“We appreciate the attention that the provincial government has given to the wide-ranging implications of the pandemic and the support offered to mitigate the stress that it has caused.”

Beth Mitchell

Chief Executive Officer

Canadian Mental Health Association

Elgin-Middlesex (CMHA-EM)

With the launch of the Roadmap to Wellness in March 2020, Ontario is building a modern and connected mental health and addictions system that makes high-quality services available for people throughout their lifetime, where and when they need them. The Roadmap to Wellness is focused on improving quality, expanding existing services, implementing innovative solutions and improving access. Ontario will provide additional funding of $175 million in 2021–22 for more mental health and addictions support services. This is part of Ontario’s historic investment of $3.8 billion over 10 years for mental health and addictions services.

To deliver on the Roadmap to Wellness, Ontario is implementing a framework to identify and define the core mental health and addictions services to be made available to the people of Ontario, regardless of where they live. This will make it easier to connect providers across community, primary care and acute care settings.

Section A: Protecting People’s Health

Providing Mental Health Supports for Postsecondary Students

To help postsecondary students during COVID-19, Ontario has provided an additional $7 million in 2020–21 to increase access to mental health and addiction services, building on an investment of $19.25 million announced in October 2020. This funding will provide services to those studying on campus or virtually and will help address the needs of vulnerable and diverse groups, such as Indigenous students, LGBTQ+ students and students with disabilities.

Creating Mobile Mental Health Clinics in Rural and Underserved Communities in Ontario

Individuals living in remote, rural and underserved communities often face additional barriers to accessing mental health care. To support these communities, the government will create four new mobile mental health clinics across the province. These mobile mental health clinics will offer a full suite of mental health and addictions services, which will reduce the burden on emergency departments and inpatient hospitalizations. The mobile clinics will begin operating across Ontario in summer 2021.

Assisting People in Crisis

When a person experiences a mental health crisis, police officers are often the first to arrive and offer assistance. This is why Ontario is investing $8.4 million over three years in a crisis call diversion program. This program will offer immediate support for individuals experiencing a mental health crisis, ultimately providing the right supports, which may include diversion to appropriate mental health services. Mental health workers will be embedded in Ontario Provincial Police (OPP) communications centres to provide support to individuals facing a mental health crisis, offer referrals and help people find and access existing services.

Looking Out for Ontario Provincial Police Officers

Ontario recognizes the resolve and dedication of heroic OPP officers, especially during the COVID-19 pandemic. This is why Ontario is investing $12.5 million over three years to enhance the mental health services available to OPP staff. This initiative is part of Ontario’s response to recommendations made in the Ontario Provincial Police Independent Review Panel: Final Report to create a healthier, more supportive work environment for OPP officers and civilian staff. While the OPP look out for the people of Ontario, they can count on their government to look out for them.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Supporting Ontario’s First Responders

Ontario recognizes the importance of breaking down barriers for first responders in accessing treatment for post-traumatic stress disorder (PTSD) and other mental health disorders. The Province’s investments will work towards both the prevention of PTSD in first responders through early intervention and the return to a healthy and productive work and family life for many.

Helping Our Veterans

In 2020, the government introduced legislation to renew the Soldiers’ Aid Commission and make its support available to more veterans than ever before. Building on this commitment to support those who served our country and their families, the government will be making investments to support veterans’ mental health and their transition to employment through the True Patriot Love Foundation.

Building an Innovative and Responsive Health Care System

A key part of Ontario’s plan to improve the patient experience and support better access to health care services was the creation of Ontario Health Teams and Ontario Health. Ontario Health Teams bring together health care providers to work as one team to improve patient outcomes, with better care coordination and 24/7 navigation of services.

Ontario Health Teams will play an essential role in supporting the government’s priority to deliver a new model of care that will better support patients throughout their entire health care journey. Ontario Health Teams strengthened the local response to COVID-19 through on-the-ground partnerships in infection prevention and control, testing, isolation centres and staffing support for congregate care settings.

The strong partnerships and integrated care established by Ontario Health Teams and Ontario Health have helped better position the province to respond quickly and effectively to COVID-19. This includes supporting long-term care homes, simplifying the purchase of PPE, helping establish assessment centres, launching virtual urgent care initiatives and expanding remote patient monitoring programs to support COVID-19 patients and other vulnerable populations.

Section A: Protecting People’s Health

Modernizing Home and Community Care for Families

Keeping people in the homes they love, longer, is an important objective for this government. To this end, home and community care plays a vital role in the lives of 700,000 families each year.

The services support people of all ages who require care in their home, at school or in the community. This enables many people living with complex medical conditions to stay in their home. The modernization of Ontario’s home and community care system is necessary to unlock the innovation required to improve services that patients, caregivers and service providers require to make the system more connected to the services that patients need.

Ontario’s plan to modernize home and community care will expand services through investment and additional staff, including PSWs. The Connecting People to Home and Community Care Act, 2020, introduced last year, integrates home and community care into broader health system legislation and recognizes that home and community care is a vital part of an integrated health care system and no longer a stand-alone service. Once proclaimed into force, this new legislation will ensure that home care becomes an essential part of service delivery within Ontario Health Teams, directly connecting patients to the various types of care they need and helping them navigate the health care system on a 24/7 basis.

Helping Seniors Stay Safely in their Homes

In the 2020 Budget, Ontario announced the Seniors’ Home Safety Tax Credit for the 2021 tax year to provide support to seniors for improvements that make their homes safer and more accessible.

The Seniors’ Home Safety Tax Credit is worth 25 per cent of up to $10,000 in eligible expenses for a senior’s principal residence in Ontario. The maximum credit is $2,500. Eligible expenses include grab bars and related reinforcements around the toilet, tub and shower, wheelchair ramps, stair lifts and elevators, as well as renovations to permit first floor occupancy or a secondary suite for a senior.

This new tax credit will provide an estimated $30 million in support and will benefit about 27,000 people, including seniors and people who live with senior relatives.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Call for Fairness: The Federal Government Must Contribute More to Ontario Health Care through the Canada Health Transfer

In 2021–22, the Ontario government is providing $69.8 billion in base health sector funding and a further $5.1 billion in dedicated COVID-19 health response funding — approximately 40 per cent of the provincial budget.

Federal supports through the Canada Health Transfer for Ontario are projected to be $16.7 billion in 2021–22 or approximately 22 per cent of these costs. When Medicare started, initial costs were shared between provinces and the federal government on a 50/50 basis. There is a need to rebalance health care funding in Canada, renewing this original vision to reflect the demands of today. The effects of COVID-19 have further underscored the need for urgent federal action to address increasing pressures on the provincial health care system.

The federal share of total provincial and territorial health spending is projected to decline from 22 per cent in 2021–22 to less than 18 per cent by 2040. If the federal government does not increase its share of health funding and maintain this level over time with a minimum annual escalator of five per cent, it will severely impact Ontario’s ability to respond to the pressures in its health care system.

To address this inequity, provinces and territories, through the Council of the Federation, have called on the federal government to immediately increase the Canada Health Transfer. This increase would cover at least 35 per cent of provincial–territorial health spending to better reflect historical levels of federal support. Following the most recent First Ministers’ Meeting in December, the Prime Minister acknowledged that, “It’s going to be important that the federal government steps up and increases its share of the cost of health care with the Canada Health Transfer.”

If the federal government addressed this funding imbalance, Ontario would receive more than $10 billion in additional federal health funding in 2021–22. This funding would allow Ontario to continue supporting critical health needs such as hospitals, physician services, long-term care, home and community care, mental health and addictions, and surgical backlogs that have accumulated during the pandemic, without taking resources away from other key provincial responsibilities.

Now more than ever, it is time for the federal government to come to the table with a significantly larger share of funding for health care so Canadians can get the care they need and deserve. This is a nation building moment.

Section A: Protecting People’s Health

Supporting Groundbreaking Research in Health Care

Ontario is committed to supporting groundbreaking research to advance new discoveries and innovation, foster a skilled labour force and promote new business opportunities across the province. To support high-value research undertaken in universities, colleges and academic hospitals, the government is investing over $500 million. This will leverage more than $700 million in additional funding from federal, private and other sources over 10 years. This will help strengthen and drive innovation in Ontario with strong partners like the Ontario Institute for Cancer Research, the Ontario Brain Institute, Ontario Genomics, Compute Ontario, and The Fields and Perimeter Institutes.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Protecting Workers

Promoting Workplace Safety

Over the past year, Ontario initiated and implemented a wide range of measures to promote workplace health and safety, protect workers and help reduce the spread of COVID-19 in workplaces. Ontario is building on these efforts by ensuring that resources are available for employers and workers through initiatives that include:

•

Providing free occupational health and safety training for health and safety representatives in up to 60,000 small businesses by investing $3.5 million annually over a three-year period, focused on helping to lower injury rates and improve health and safety awareness and practices in small businesses.

•

Releasing an online COVID-19 safety plan builder that makes it easier and faster for small businesses to develop custom COVID-19 safety plans that comply with the Occupational Health and Safety Act and the Reopening Ontario (A Flexible Response to COVID-19) Act, 2020.

•

Increasing funding for the Ontario Mine Rescue program by $2.9 million in 2021–22. This funding will include training for underground mining and expand the program’s services to ensure emergency preparedness for all surface and sub-surface mines in the province.

•

Renewing the occupational health and safety strategy for 2021 to 2026 to improve health and safety in workplaces, prevent workplace injuries, illnesses and fatalities in the medium and long term, as well as support workplaces through the COVID-19 pandemic in the short term.

•

Supporting Ontario’s Safe Employers, a voluntary program to promote health and safety and reduce injuries and illness in the workplace by encouraging employers to implement an accredited occupational health and safety management system, and conduct hazard and risk assessments.

Keeping Schools Safe

Improving Ventilation and Air Quality in Schools

Ontario continues to take action to ensure school staff and students are safe today and well into the future. Through the 2020 Budget, Ontario led the nation in investments to safely reopen schools by making $1.3 billion in resources available to school boards. Further to these historic supports, the Ontario government is providing an additional $381 million, through the federal Safe Return to Class Fund, including investments of $50 million for HEPA filters and other immediate measures to optimize air quality and ventilation. This investment builds on the $50 million that was announced in August 2020 for improved ventilation and air quality, as well as investments in HVAC and system improvements that will be supported by up to $700 million through the COVID-19 Resilience stream as part of federal–provincial Investing in Canada Infrastructure Program (ICIP) funding.

Section A: Protecting People’s Health

Increasing Access to Safe and Affordable Housing

Supporting Housing Stability and Engaging the Federal Government on Housing Supports

Access to safe and affordable housing is a main predictor of well-being for people and families, including improved health and financial outcomes. The COVID-19 pandemic has had a significant impact on some of Ontario’s most vulnerable, including women fleeing violence and people with developmental disabilities. This is why Ontario is making strategic investments to increase access to safe and affordable housing and provide supports to people experiencing homelessness during COVID-19, including:

•

$255 million in new provincial funding, which was provided to municipal service managers and Indigenous program partners to immediately respond to rising COVID-19 cases in shelter settings. This builds on the $510 million in funding through the Social Services Relief Fund already provided in 2020–21 to ensure the continuity of critical supports for vulnerable households, including rent assistance programs, protection of residents and staff in homeless shelters and creation of longer term housing solutions.

•

$18.5 million over three years, beginning in 2021–22, in the Transitional Housing Support Program, to support victims of domestic violence and survivors of human trafficking to find and maintain affordable housing and help them transition to independence.

•

$13 million over three years, beginning in 2021–22, to assist more people with developmental disabilities in accessing community housing and expanding the Adult Protective Service Worker program to support them to live independently.

The Canada-Ontario Housing Benefit (COHB) program helps people pay rent in the private market so they can live closer to family, work and school, while freeing up waitlists to make it easier for others to find community housing. Since launching in April 2020, Ontario has far exceeded its target of assisting 5,000 households through the first year of the program. Ontario is committed to working with the federal government to accelerate the COHB and will continue to seek additional federal funding to assist a greater number of vulnerable individuals access more affordable housing options.

The government of Ontario continues to call on the federal government to provide Ontario with a share of funding under the National Housing Strategy based on its share of households in core housing need. Currently, Ontario is projected to receive $490 million less than its fair share of federal funding over the years of the National Housing Strategy.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Supporting Vulnerable People

Helping Children and Youth with Special Needs

Children and youth with special needs, and their families, have been disproportionately impacted by the COVID-19 pandemic. School and service closures, as well as other restrictions, have limited children’s access to some services, resulting in delays that can have significant long-term impacts on their health.

To support children and youth with special needs to live happier and healthier lives, Ontario is investing $240 million over four years, beginning in 2021–22. This investment will ensure that more children and families have access to critical services when they need them and build additional service capacity in early intervention rehabilitation and Preschool Speech and Language Program services.

Expanding Investments for the Abilities Centre

Ontario is investing an additional $4.5 million over three years, beginning in 2021–22, to support the Abilities Centre in Whitby. This brings the government’s total investment to $6 million over three years. The Centre connects youth and adults with disabilities to employment opportunities, supports employers in creating inclusive workplaces and promotes the value of inclusive hiring. Investments will also help people with disabilities develop community connections and build life skills that will support them in reaching their employment and personal goals.

Section A: Protecting People’s Health

Building Safer Communities

The government continues to listen and take tangible steps to combat systemic racism, including in Ontario’s child welfare system. One of Ontario’s first steps was ending the use of birth alerts, which have an unfortunate history of racial prejudice and discriminatory practices across Canada. The government has also invested $650,000 to support the One Vision One Voice program, a project led by the African-Canadian community to help combat systemic racism and disparities in the child welfare system.

Supporting Victims of Crime

Ontario is committed to standing up for victims of crime and enhancing support services for victims in underserved communities.

Domestic violence has tragically increased during the pandemic. This is why the government provided several investments to combat the impact of COVID-19 on people and children fleeing violence, including:

•	An emergency payment of $2.7 million to help ensure that over 50 community agencies remained accessible to those in need;

•

$1 million to help frontline agencies adapt to COVID-19 remote service delivery and ensure continued operation for the people of Ontario. This funding also supported the operations of the Assaulted Women’s Helpline, including developing text and online chat platforms, setting up toll-free lines, and providing on-demand interpreter services to respond to increased call volumes; and

•

More than $6 million over the next three years to help combat crime and build safer communities from the Proceeds of Crime Frontline Policing Grant. These grants take proceeds from criminal activity and invest it back into communities to help victims, survivors and their families heal.

Building on this support, Ontario is investing an additional $2.1 million over three years to expand victim and sexual assault services in underserved communities, expand free legal support services for survivors of sexual violence across the province, and improve collaboration across the sector to provide seamless supports to victims and survivors.

On February 22, 2021 the Ontario government introduced the Anti-Human Trafficking Strategy Act, 2021, with other new and amended legislation that together support the province’s response to combat human trafficking. Changes include additional supports for survivors seeking restraining orders, including specific consideration for Indigenous survivors, more tools for law enforcement to effectively locate victims and hold offenders accountable, and stronger protections for exploited children.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

These initiatives build on Ontario’s support for victims and frontline victim services during the COVID-19 pandemic and beyond. They are part of this government’s commitment to ensure that victims, survivors and their families continue to get help when and where they need it.

Hiring More Probation and Parole Officers

Ontario is keeping communities safe by investing $23 million over two years to hire 50 additional probation and parole officers. This will help support safe transitions of persons in custody and increase the supervision of offenders to enhance public safety. Through this investment, Ontario will also be increasing community reintegration supports, including gun and gang exit programming, in partnership with municipalities and community organizations.

Supporting Indigenous Women and Girls

Ontario is investing $18.2 million over three years to help address violence against First Nations, Inuit and Métis women and girls. This investment will:

•	Enable access to community supports;

•	Enhance resources for First Nations police services for sexual assault, human trafficking and domestic violence investigations;

•	Provide culturally responsive programming to Indigenous women in the correctional system; and

•	Build on existing investments to support community safety and provide additional support to end violence against Indigenous women and girls.

These actions are part of Ontario’s response to the National Inquiry into Missing and Murdered Indigenous Women and Girls.

Addressing Systemic Racism and Hate Crimes

Ontario is committed to collaborating with communities on anti-racism initiatives, as well as increasing public awareness of the impact of systemic racism and hate. This is why Ontario is investing $1.6 million over two years to support the Anti-Racism and Anti-Hate Grant program. This funding will support community-based anti-racism initiatives focusing on anti-Black racism, anti-Indigenous racism, anti-Semitism and Islamophobia.

This grant program will be developed collaboratively with community partners across Ontario to ensure that it leads to the most effective solutions to fight racism and hate across the province. This builds on Ontario’s previous investment of $60 million over three years for the Black Youth Action Plan to help Black youth achieve social and economic success.

Section B: Protecting Our Economy

Section B: Protecting Our Economy

Introduction

While COVID-19 is a health emergency, the measures that have been necessary to save lives and preserve capacity in Ontario’s health care system have had serious economic consequences. Overwhelmingly, the people and employers of Ontario have been willing to do what it takes to protect each other, even when these sacrifices have impacted their livelihoods. Ontario recognizes this sacrifice and is taking additional steps to provide direct support to families, workers and small businesses through measures outlined in Ontario’s Action Plan: Protecting People’s Health and Our Economy.

Few have sacrificed more than the owners and employees of the tens of thousands of small businesses affected by the public health measures put in place to stop the second wave of COVID-19. In December, the government announced the Ontario Small Business Support Grant, which is providing a minimum of $10,000 and a maximum of $20,000 to help eligible small businesses. Based on applications received as of mid-March, the government estimates that approximately 120,000 small businesses will benefit from $1.7 billion in relief through this grant, at a time when it is most needed.

While this relief has made it possible for many employers to remain in business, many are continuing to struggle and will face new expenses as restrictions are lifted. This is why Ontario is automatically providing a second round of support to small businesses that have already been deemed eligible for the Ontario Small Business Support Grant. This brings the total amount of relief being delivered through the grant to a projected $3.4 billion.

Even with the unprecedented support the government has provided, many workers have lost their jobs due to the COVID-19 pandemic. Each job lost is much more than an economic statistic — it represents an anxious mom or dad, a family struggling to make ends meet, or a young person facing an uncertain future. And some have been impacted more than others. Women, racialized communities, lower income workers and employees in industries like hospitality and tourism have been disproportionately affected.

To help these workers get back into the workforce as quickly as possible, Ontario is connecting them with jobs in industries that are hiring. A key part of this effort is the proposed temporary Ontario Jobs Training Tax Credit, which would provide up to $2,000 to individuals with eligible training expenses in 2021. This measure alone would provide about $260 million in support to 230,000 Ontario individuals.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Parents have also shouldered an incredible burden during the COVID-19 pandemic, balancing the stress of unprecedented changes in schooling with the pressures of providing and caring for their children. Many families have incurred additional expenses for child care, learning technologies and safe activities during COVID-19, while others have been held back from working due to the impact of public health restrictions.

Supporting moms and dads is in everyone’s interest, which is why the government is providing significant relief to parents with $1.8 billion in direct payments as part of the Ontario COVID-19 Child Benefit. The Province is automatically providing a third round of payments to parents who received Support for Learners payments, which are now being doubled. Every eligible parent will receive $400 for each child aged 0 to Grade 12, and $500 for children and youth 21 years old or younger with special needs. Parents who had not applied for the previous payments will be able to submit an application for this third payment round. This unprecedented support is estimated to provide families $980 million in relief on an urgent basis. This is in addition to the $868 million in payments the government already provided to support parents in response to the COVID-19 pandemic.

To provide additional support to parents for child care expenses, the government is proposing a 20 per cent top-up to the Childcare Access and Relief from Expenses (CARE) tax credit for 2021. This would increase support for parents from $1,250 to $1,500, on average. Total support provided by this temporary top-up would be about $75 million, and will help parents get back into the workforce and help make child care more affordable during this tough period.

While no one could prevent a global pandemic, people in Ontario understand that their personal actions can lower the risk of COVID-19 for their families and communities. While these sacrifices have come at a cost, Ontario will continue to be there with support for people and jobs until we can put this difficult period behind us.

These supports will be complemented by measures that will help drive Ontario’s recovery from the pandemic, build on the province’s strong economic foundation and drive future economic growth. When that time comes, the government will take further steps to create a more competitive environment for job creators through a plan for long-term economic growth, informed by business leaders and entrepreneurs, workers and labour representatives, community organizations, experts and most importantly, the people of Ontario.

“I really believe that Ontario will come out stronger. We can’t have a healthy economy without healthy people. We’re going to do everything it takes to keep people safe and healthy. But we’re also going to do everything we can to have the healthiest economy in all of North America.”

The Honourable Peter Bethlenfalvy

Minister of Finance and President of the Treasury Board

Section B: Protecting Our Economy

Ontario’s Action Plan: Protecting People’s Health and Our Economy brings the government’s total investment to protect Ontario’s economy to $23.3 billion.

Highlights

Supporting Workers and Families

•  To help workers with their training expenses, the government is proposing a new Ontario Jobs Training Tax Credit for 2021. It would provide up to $2,000 per recipient for 50 per cent of eligible expenses, for a total of an estimated $260 million in support to about 230,000 people in 2021.

•  To help families — who have faced new pressures and expenses due to the pandemic — keep more money in their pockets, the government is providing a third round of payments to support parents through the Ontario COVID-19 Child Benefit, totalling $1.8 billion since last March. The payment will be doubled to $400 per child for this round and $500 for each child with special needs, which means a family with three young children, one of whom has special needs, will receive $2,600 in total after the third round of payments.

•  To support parents with the cost of child care and help them get back to the workforce, the government is proposing a 20 per cent enhancement of the CARE tax credit for 2021. This would increase support from $1,250 to $1,500, on average, providing about $75 million in additional support for the child care expenses of over 300,000 families.

•  To help seniors stay in the homes they love, longer, Ontario has introduced the Seniors’ Home Safety Tax Credit for 2021. This new credit will provide an estimated $30 million in support for about 27,000 seniors and people who live with senior relatives.

Supporting Jobs

•  To help small businesses that have been most affected by the necessary restrictions to protect people from COVID-19, Ontario is providing a second round of Ontario Small Business Support Grant payments to eligible recipients. Approximately 120,000 small businesses will automatically benefit from an additional $1.7 billion in relief through this second round of support in the form of grants of a minimum of $10,000 and up to $20,000 — bringing the estimated total support provided through this grant to $3.4 billion.

•  To support Ontario’s tourism, hospitality and culture industries that have been among the most heavily impacted by the COVID-19 pandemic, Ontario is investing an additional $400 million over the next three years in new initiatives to support these sectors. This builds on previously announced investments of $225 million, bringing the total to more than $625 million since the pandemic began.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

•  To connect homes, businesses and communities to broadband — which COVID-19 has demonstrated is a necessity, not a luxury — Ontario is investing $2.8 billion, bringing the Province’s total investment to nearly $4 billion over six years beginning 2019–20.

•  To encourage business investment in certain regions of the province that have lagged in employment growth in the past, Ontario is proposing to temporarily enhance the Regional Opportunities Investment Tax Credit by investing an additional $61 million, resulting in total tax credit support of about $155 million by 2022–23.

Supporting Communities

•  To support faith-based and cultural organizations that are struggling due to the additional costs caused by COVID-19, Ontario will be making up to $50 million available for grants to eligible organizations.

•  To support Ontario’s 444 municipalities, the province’s key partners in the fight against COVID-19, the government is providing almost $1 billion in additional financial relief in 2021 to help preserve vital public services and support economic recovery. This builds on the $4 billion in federal–provincial support provided to communities across the province under the historic Safe Restart Agreement. Ontario joins municipalities in our continued calls for the federal government to step up and provide, at minimum, a matching amount of federal funding to these important new provincial investments.

To support long-term economic growth and sustainable public finances, the government must evolve and become more modern, along with the rest of the world. Ontario is committed to supporting a modern government that puts citizens at the centre of every action it takes. Ontario’s Action Plan: Protecting People’s Health and Our Economy provides a progress update on our Ontario COVID-19 Action Plan for a People-Focused Government and the $500 million Ontario Onwards Acceleration Fund.

Section B: Protecting Our Economy

Supporting Workers and Families

Workers and families are the heart and soul of Ontario. COVID-19 has come at a significant cost to their livelihoods, which is why Ontario is providing unprecedented support for them.

Providing Ontario Families Relief

Strong families make for a strong province. But COVID-19 has made life more difficult for parents and kids across the province.

Supporting Families through the Ontario COVID-19 Child Benefit

The additional costs of virtual learning, reduced access to after school programs and child care, barriers to getting back to the workplace, and the stress of the necessary public health restrictions means families need and deserve relief.

This is why, to help strengthen families and make life a little easier, the government is providing another round of direct payments to parents through the Ontario COVID-19 Child Benefit. The Province is automatically providing a third round of payments to parents who received Support for Learners payments, which are now being doubled. Every eligible parent will receive $400 for each child aged 0 to Grade 12, and $500 for children and youth 21 years old or younger with special needs. Parents who had not applied for the previous payments will be able to submit an application for this third payment round. This unprecedented support is estimated to provide families $980 million in relief on an urgent basis. This is in addition to the $868 million in payments the government already provided to support parents in response to the COVID-19 pandemic.

Through the total support of over $1.8 billion in direct payments as part of the Ontario COVID-19 Child Benefit, the government is recognizing that families face unique pressures from the COVID-19 pandemic.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Supporting Ontario’s Families through the Ontario COVID-19 Child Benefit

The Simmons Family

The Simmons family is a family of four, with one child in Grade 3 and one child in Grade 5. Connor and Eli are attending school remotely and require laptops to participate in online learning with their classmates. Including the third round of payments, the Simmons family will receive a total of $1,600 to help cover the costs of the laptops to help ensure their children keep up with their school work and access online learning tools.

The Ibrahim Family

The Ibrahim family is a family of five, including two children in Grade 6 and one child in Grade 12 with special needs. Akil and Farah are attending school in person, and Sana is attending school virtually. At home, they all require appropriate work spaces to complete their assignments. Including the third round of payments, the Ibrahim family will receive a total of $2,600 to ensure all their children have the educational supplies and tools they need.

Choice and Affordability in Child Care

The government recognizes that parents are best placed to make decisions about their children’s care. This is why, in 2019, the government introduced the Childcare Access and Relief from Expenses (CARE) tax credit, which helps Ontario families with child care costs while letting them choose the care that is right for their children.

“COVID-19 has taught us a lot of things, but one critical thing it’s showed us is how important child care is to a functioning economy.”

Frances Donald
Chief Economist and Head of Macro Strategy,

Manulife Investment Management

“The Economy Can’t Recover until Parents Have

Child Care Again,” CNN Business

With the COVID-19 pandemic and as a result of temporary school closures, parents have faced challenges in their careers. Many have had to leave the workforce and will struggle to rejoin it. Unaffordable child care should not be a barrier to getting back to work.

To further support families, the government is proposing a temporary, 20 per cent top-up to the 2021 entitlement of the CARE tax credit for all recipients. The top-up would increase support by $75 million or from about $1,250 to about $1,500 per family, on average, to help more than 300,000 families who are eligible for the credit with their 2021 child care expenses.

Section B: Protecting Our Economy

While COVID-19 has impacted everyone, women in the workforce have been disproportionately affected, as many of the sectors that suffered heavy job losses and are experiencing a slower recovery are female dominated. Supporting increased participation by women in the workforce will be critical to Ontario’s economic recovery, and having access to affordable child care will be a key factor in enabling that participation.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

See Annex: Details of Tax Measures and Other Legislative Initiatives for further information.

Creating Child Care Spaces

Ontario is also building more child care spaces. The government has committed to creating up to 30,000 new child care spaces, including up to 10,000 spaces in new schools. As of winter 2021, over 20,000 new spaces have been approved, which will support families and ensure a strong and accessible child care system.

Ontario also provided targeted emergency child care to frontline workers at no out-of-pocket cost prior to the return to in-person learning. In 2021, this provided over 39,000 child care spaces across 545 sites for frontline workers, including grocery store and health care workers, as well as those working with vulnerable populations.

Together, along with the proposed enhancement of the CARE tax credit, these investments help parents remain in or re-enter the workforce by making child care more accessible and affordable during this challenging period.

Section B: Protecting Our Economy

However, while Ontario is taking steps to improve child care access, affordability and choice, it cannot act alone. As the federal government pursues discussions with the provinces and territories on its proposed national child care strategy, Ontario encourages the federal government to adopt the following principles that are critical to success:

•	Improved child care access, affordability and choice for families;

•	Flexibility for provinces and territories as the needs of children and families vary across regions and communities; and

•	Increased and sustained federal funding for child care.

Ontario has made considerable progress in improving child care and Ontario looks forward to working with the federal government to improve child care options for parents and deliver results for the province’s families and the economy.

Setting Workers Up for Success

The COVID-19 pandemic has had a significant impact on Ontario’s labour market and some of its impacts may be long-lasting. Many workers lost their jobs and are still unemployed. This is why Ontario is providing a range of training and employment supports, many of which are streamlined and digitized, to ensure workers have the skills required to support economic recovery.

“Ontario’s post-secondary institutions can harness a range of flexible education models in an effort to meet growing demand from working-age lifelong learners who increasingly need to access training and upskilling opportunities for a changing labour market. Labour market disruptions caused by the ongoing pandemic will only serve to accelerate this trend.”

André Côté and Alexi White

“Higher Education for Lifelong Learners:

A Roadmap for Ontario Post-Secondary Leaders and Policymakers”

Ontario 360

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Helping Workers with the Cost of Training

To help workers get the training they need, the government is introducing the proposed Ontario Jobs Training Tax Credit. This would be a temporary, refundable Personal Income Tax credit that would deliver support for 2021. The credit would provide up to $2,000 in relief for 50 per cent of eligible expenses.

Expenses Eligible for the Ontario Jobs Training Tax Credit

Expenses eligible for the proposed Ontario Jobs Training Tax Credit would be the same as those that can be claimed for the Canada training credit, which can include the following:

•  Personal support worker (PSW) training programs;

•  Graphic design programs;

•  Heavy machinery training programs; or

•  Postsecondary courses that provide credits towards a degree, diploma or certificate.

Section B: Protecting Our Economy

The Ontario Jobs Training Tax Credit would provide an estimated $260 million in support to about 230,000 people in 2021, or about $1,100 on average.

To claim the proposed credit, individuals would have to have a positive Canada training credit limit for 2021. See Annex: Details of Tax Measures and Other Legislative Initiatives for further information and conditions for receiving the credit.

Providing Employment and Training Supports – COVID-19 Response

Ontario continues to support workers hardest hit by the COVID-19 pandemic by investing an additional $614.3 million during 2020–21 and 2021–22 to provide targeted employment and training supports. This includes up to:

•

$85.0 million to support the Skills Development Fund to help training and employment organizations assist workers during the province’s economic recovery. The funded projects will give laid-off workers immediate access to training supports or new jobs, improve the quality of training, support traditionally underrepresented groups, increase apprentice registrations and completion, better serve local communities and support the talent needs of small businesses. These additional funds will bring the government’s investment up to $115 million.

•

$117.3 million to assist women, racialized individuals, Indigenous peoples, youth and people with disabilities who are facing the highest rates of unemployment during the pandemic. This funding will help remove barriers and offer training opportunities so they can get the in-demand skills they need for good jobs and get connected with employers looking to grow their businesses.

•

$157.2 million to provide workers in the hardest hit sectors during the pandemic — including the hospitality and tourism sectors — with career counselling and urgent training to find new careers and good jobs. This support will be provided by Employment Ontario’s range of client services and community development programs.

•

$60.8 million to upgrade and expand high-speed internet and other digital infrastructure so community organizations, training providers and colleges can provide employment and training services remotely to workers in every corner of the province, including rural, remote and Northern regions.

•	$194 million to further support Ontario workers with additional employment and training programs and services that are responsive to the province’s economic recovery.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

These investments reflect increased funding provided by the federal government under the Canada-Ontario Workforce Development Agreement. Ontario welcomes this time-limited additional funding. However, increased flexibility and longer-term funding is critical to support economic recovery and longer-term growth.

Skills Development Fund

More than 500 applications were received for the Skills Development Fund in the first month after it was launched in February 2021. Proposed employment and training projects to help workers find good jobs were submitted by trade unions, colleges, community organizations, employers, training delivery agents and others across the province. Eligible projects could include a digital career fair that allows employers to connect with job seekers impacted by COVID-19; mentorship programs and career counselling for apprentices while they are training on-the-job; the creation of training materials that teach employers how to accommodate employees who have disabilities; and making workspaces and equipment more accessible. The funded projects will be available for workers starting in spring and summer 2021.

Developing a Digital Strategy for Job Seekers

Ontario recognizes the importance of digital services and is looking to modernize its approach to training and skills development, especially during COVID-19 when in-person interactions are limited. The government is investing an initial $5 million this year to develop a new, modern suite of digital services to complement the in-person services delivered through Employment Ontario. This digital strategy will help job seekers get the right information, tools and services, and will help employers more easily find the talent they need.

Developing a Virtual Skills Passport

The COVID-19 pandemic has caused a significant transformation in workforce demands, creating both the need and opportunity for workers to rapidly learn new skills and improve existing ones. To provide Ontario students and workers with a faster pathway to employment, the government launched its first micro-credentials strategy in fall 2020, investing $59.5 million over three years. As part of the strategy, the government is providing additional one-time funding of $2 million in 2021–22 for the development of a virtual skills passport that tracks learners’ credentials to set the foundation for lifelong learning, and allows them to share credentials digitally with prospective employers.

Launching Ontario’s Workforce Recovery Advisory Committee

To position Ontario as one of the top jurisdictions with a world-class workforce and talent supply, the government is establishing an Ontario Workforce Recovery Advisory Committee led by workforce and industry experts. Its mandate will focus on economic recovery, strengthening Ontario’s competitiveness and supporting workers.

Section B: Protecting Our Economy

Building Opportunities in the Skilled Trades

Enhancing the Skilled Trades Strategy

To help rebuild Ontario’s economy, there will be a need for more skilled workers. This is why the government is continuing to modernize and evolve the skilled trades and apprenticeship system by way of the Skilled Trades Strategy that was announced in the 2020 Budget.

Ontario is investing a total of $288.2 million in 2021–22 in its Skilled Trades Strategy, which includes the following enhancements:

•  Providing an additional $39.6 million over three years, beginning in 2021–22, to expand the Specialist High Skills Major program. Building off an investment of $42.4 million in 2020–21, this will result in approximately 75 new programs that provide more opportunities for students in Grades

“The government’s prioritization of promoting careers in construction through increased awareness to students, guidance counselors, and parents is appreciated and is a step in the right direction to getting more young people interested in the skilled trades.”

Richard Lyall

President

Residential Construction Council of Ontario

11 and 12 to gain job-ready skills and explore opportunities in the skilled trades.

•

Investing $3 million over three years in a new pilot bursary program for hands-on learning in the skilled trades. Starting in 2021–22, this bursary will support approximately 1,000 students with financial and other barriers to obtain their Ontario Secondary School Diploma. This program includes participation in a cooperative education course focused on the skilled trades.

•

Expanding the Ontario Youth Apprenticeship Program (OYAP) to include a Grade 10 summer learning opportunity, starting in 2021. OYAP allows students in Grades 11 and 12 to gain exposure to a variety of good jobs in the skilled trades through cooperative education placements, while earning credits towards their high school diploma.

New Digital Portal for Skilled Trades and Apprenticeship

COVID-19 has increased the need for a modern digital portal for apprentices that is accessible 24/7 — Ontario is taking action to address this.

Ontario is developing a new digital portal, that will enable secure, convenient access to online information and services for apprentices without the need for calling or visiting the local office. The online solution will also simplify processes for all parties, making it easier to navigate the system.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Ensuring Enough Skilled Trades Workers for Infrastructure Projects

To ensure that Ontario has the skilled labour it needs for priority infrastructure projects, proponents of the Ontario Line subway project will provide information on in-demand trades and subtrades necessary to support project completion in their response to the Request for Proposals (RFPs). The successful proponent will enter into discussions with the Ontario Ministry of Labour, Training and Skills Development regarding apprenticeship training supports, including strategic voluntary targets and financial incentives.

Supporting Students

The COVID-19 pandemic has changed how education is delivered. Ontario is making investments to ensure students continue to learn throughout the COVID-19 period and acquire the skills they need for the jobs of the future.

Improving Remote and Online Learning

Connectivity is critical for students and teachers. This is why Ontario is investing $40 million in new funding over two years to improve remote learning technology. This investment will help improve connectivity within school buildings and provide innovative tools and resources to help ensure that students and teachers can seamlessly participate in remote learning in response to COVID-19, and for the future.

Building Schools

Investments in schools are investments in the future and contribute to the long-term economic prosperity of the province. This is why the government is investing about $14 billion in capital grants over 10 years to build more schools, upgrade existing facilities across Ontario and support education-related projects. This includes $1.4 billion in school renewal for the 2021–22 school year, which will ensure excellent learning environments. These investments will provide students with a solid foundation that will help set them up for lifelong success.

Section B: Protecting Our Economy

Students deserve to learn in safe, digitally connected and accessible environments. As part of the government’s ongoing efforts to improve and modernize infrastructure, Ontario is investing $550 million in the 2020–21 school year to build 20 new schools and eight permanent additions to existing schools. These new projects will create nearly 16,000 new learning spaces and will ensure that students and staff have access to the best classrooms and learning environments. During construction, these new projects will also create hundreds of jobs and contribute significantly to Ontario’s economic recovery.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Making Postsecondary Education More Affordable

The COVID-19 pandemic has had a disproportionate impact on youth and students, many of whom may have faced setbacks in their studies over this time period. Ontario made postsecondary education more affordable with a historic 10 per cent reduction in tuition fees for Ontario students at every publicly funded college and university in all funding-eligible programs in the 2019–20 school year, and by freezing tuition fees for the 2020–21 school year.

The government is also expanding the Ontario Student Assistance Program (OSAP) to ensure that more students and learners have access to postsecondary education in order to prepare them for the labour market. Starting in the 2020–21 academic year, students in eligible programs at Indigenous Institutes can apply for financial assistance through OSAP. Ontario is also extending OSAP eligibility to students enrolled in ministry-approved, quality-assured micro-credential programs.

Investing in Postsecondary Education Institutions

In 2021–22, the government will be providing base operating grant funding of $3.6 billion to Ontario’s 21 publicly funded universities and $1.4 billion to Ontario’s 24 publicly funded colleges. These funds will be used for general operating expenses, including program delivery, student services and staffing.

To help address the financial challenges related to COVID-19 and support Ontario students, the government is providing an additional $106.4 million in 2020–21 to postsecondary institutions. This funding will support postsecondary institutions with the greatest financial need and could be used in key areas experiencing pressures related to COVID-19, including program delivery and student financial aid.

Ontario will continue to support postsecondary institutions by investing $90 million over three years to help colleges and universities renew and purchase modern, state-of-the-art equipment. In addition, Ontario is also establishing a new training equipment renewal fund for universities. This funding will help students to obtain the skills they need for the in-demand jobs of today and tomorrow. It will also support postsecondary institutions in delivering relevant, high-quality training to ensure that graduates meet the needs of Ontario’s labour market, including increased access to micro-credentials. These programs will partner with the private sector to meet evolving employer needs.

“We’re pleased the government continues to demonstrate such strong support for colleges.... We’re excited to be collaborating with the government on further measures to modernize post-secondary education, including creating more opportunities for people who need to retrain for new careers during Ontario’s economic recovery.”

Linda Franklin

President and CEO

Colleges Ontario

Section B: Protecting Our Economy

Ontario is also investing $493 million in capital funding over three years, starting in 2021–22 to help colleges and universities across Ontario address the ongoing need for the maintenance, renovation and modernization of their facilities. The world-class education that students receive at postsecondary institutions is critical to the future of Ontario and to support our economic recovery. These improvements will allow students, faculty and staff to confidently continue to learn and teach in an environment that is modern and safe.

Expanding Virtual Learning

The COVID-19 pandemic has highlighted the importance of flexible and accessible virtual learning to help all learners acquire the skills they need to succeed. To help expand access to high-quality, in demand, globally competitive virtual education, the government announced the investment of $50 million in a new Virtual Learning Strategy in December 2020. To support its implementation, Ontario will be

“The government’s historic investment in the Virtual Learning Strategy, or VLS, is helping to usher in a new era for the postsecondary education sector.”

Robert Luke

Chief Executive Officer

eCampusOntario

providing an additional $21.4 million over two years, beginning in 2021–22.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Supporting Jobs

Ontario is supporting employers most severely impacted by COVID-19 through programs such as the Ontario Small Business Support Grant, Main Street Relief Grant for Personal Protective Equipment (PPE) support, and property tax and energy cost rebates. Through Ontario’s Action Plan: Protecting People’s Health and Our Economy, the government is taking further steps to provide immediate and significant supports to employers most impacted by COVID-19. This support will help businesses recover, weather the pandemic and continue to create jobs and prosperity for years to come.

Helping Small Businesses Survive COVID-19

Small businesses are the backbone of Ontario’s economy, employing local people in communities across Ontario. To help small businesses that were required to close or significantly restrict services under the provincewide shutdown that came into effect in December 2020, Ontario launched the Ontario Small Business Support Grant in January 2021, which provides a minimum of $10,000 and a maximum of $20,000 to help eligible small businesses. Based on applications received as of mid-March, the government estimates that approximately 120,000 small businesses will benefit from $1.7 billion in relief through this grant, at a time when it is most needed.

Doubling the Ontario Small Business Support Grant

While some restrictions have been lifted and certain businesses can now safely reopen, the severe economic impacts of the COVID-19 pandemic persist for many small businesses.

Protecting these vital employers in Ontario communities is an urgent priority, which is why the government is announcing that an additional round of support will be provided through the Ontario Small Business Support Grant. Small businesses who have been determined as eligible recipients of the Ontario Small Business Support Grant will automatically be entitled to a second payment in an amount equal to the first payment they received. They will not need to apply again to receive this additional funding.

Through these two rounds of support, it is projected that the Ontario Small Business Support Grant will deliver an estimated $3.4 billion to approximately 120,000 small businesses in Ontario, helping them through this difficult time and protecting jobs.

Section B: Protecting Our Economy

Enhancing the Digital Main Street Program

In June 2020, Ontario, in partnership with the federal government, announced the Digital Main Street platform, a $57 million program designed to help up to 22,900 Ontario businesses create and enhance their online presence. Digital Main Street is helping businesses expand their digital footprint and extend their reach into new markets. To date, the program has been able to provide close to 20,000 Main Street small businesses with support for their digital expansions. The program will also generate jobs for more than 1,400 students.

Examples of Support Delivered by the Digital Main Street Platform

Over 10,000 businesses have received support to date through the ShopHERE program, as part of the Digital Main Street platform, which helps create online stores for independent small businesses.

Approximately 42 per cent of these businesses are located outside the GTA, with more than 370 businesses located in Northern Ontario. In addition, 56 per cent of the businesses supported are operated by women entrepreneurs.

ShopHERE has hired over 600 students or recent graduates to support the program, of which 54 per cent of are women and 75 per cent who self-identified as ethnic minorities.

In the 2021 Budget, Ontario is investing an additional $10 million in the Digital Main Street program in 2021–22 to help more small businesses achieve a digital transformation and serve customers effectively online. The program will continue to provide digital transformation grants, an online learning platform, training programs, and Digital Service Squads offering technical support to small business owners.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Providing Additional Support to Ontario’s Small Businesses

Other supports the government has already introduced that will support small businesses include:

•	Helping eligible small businesses with the unexpected costs of PPE with one-time grants of up to $1,000 through Ontario’s Main Street Relief Grant.

•

Partnering with the federal government to provide $976 million in urgent rent relief through the Canada Emergency Commercial Rent Assistance (CECRA) for small businesses program. In addition, the government has extended the temporary ban on commercial evictions for those business tenants that are approved for the federal Canada Emergency Rent Subsidy (CERS).

•	Providing property tax and energy cost rebates to help eligible businesses in the Control, Lockdown or Provincewide Shutdown regions (or previously in Modified Stage 2 regions).

•	Providing $8 million for the COVID-19 Energy Assistance Program for Small Business to support businesses struggling with bill payments as a result of the COVID-19 outbreak.

•

Providing about $320 million in additional relief in 2020–21 through off-peak electricity pricing, 24 hours a day, for eligible residential, farm and small business customers during periods of provincial restrictions from March 24, 2020 to May 31, 2020, and January 1, 2021 to February 22, 2021.

In addition, Ontario cut its small business Corporate Income Tax (CIT) rate to 3.2 per cent starting in 2020, fulfilling the commitment to cut the small business CIT rate by 8.7 per cent. This measure delivers up to $1,500 in annual savings to Ontario businesses that benefit from the small business CIT rate.

Ontario has also lowered high Business Education Tax (BET) rates for job creators and is continuing to deliver the Ontario Electricity Rebate, which provides direct relief on eligible residential, farm and small business electricity bills, in addition to removing a portion of the cost of high price renewable energy contracts as part of Ontario’s comprehensive plan to provide electricity price relief.

To illustrate measures that are providing assistance to Ontario’s businesses significantly impacted by COVID-19, consider the example of a small retail store in Markham shown in Chart 1.10. During the first three months of 2021, the retailer could be eligible for $59,325 in Ontario and federal relief.

Section B: Protecting Our Economy

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Ontario’s Support Strategy for Tourism, Hospitality, Culture and Sports

Ontario’s tourism, hospitality, culture, sports and recreation sectors have been among the most heavily impacted by the COVID-19 pandemic. Tourism and hospitality-related industries experienced a total combined loss of 140,1001 jobs between February 2020 and 2021.

In response to the unique challenges these sectors are facing, Ontario is announcing a wide range of initiatives to help the tourism, hospitality and culture sectors survive the COVID-19 pandemic and thrive in the future. In the 2021 Budget, Ontario is investing more than $400 million over the next three years in new initiatives to support these sectors. This builds on investments of $225 million announced earlier, bringing the total to more than $625 million since the pandemic began.

Introducing the Ontario Tourism and Hospitality Small Business Support Grant

Ontario recognizes that there are many businesses in the tourism and hospitality sector that require support to get through this difficult time. This is why the government is introducing the new Ontario Tourism and Hospitality Small Business Support Grant, which will provide an estimated $100 million in one-time payments of $10,000 to $20,000 to eligible small businesses.

As they look ahead to the upcoming spring and summer tourism season, these eligible small businesses can apply for support to help them recover from the impacts of COVID-19 as well as to help create and protect jobs. Businesses must demonstrate they have experienced a minimum 20 per cent revenue decline and have less than 100 employees to qualify. Applying online will be easy. Further details can be obtained at Ontario.ca/COVIDsupport.

Examples of Eligible Businesses for the Ontario Tourism and Hospitality Small Business Support Grant

•  Hotels

•  Motels

•  Travel Agencies

•  Amusement and Water Parks

•  Hunting and Fishing Camps

•  Recreational and Vacation Camps (e.g., children’s overnight summer camps)

Any small businesses that received the Ontario Small Business Support Grant will not be eligible for this new grant.

[1]	Based on Statistics Canada Labour Force Survey data for the Accommodation and Food Services and Information, Culture and Recreation sectors.

Section B: Protecting Our Economy

Helping Ontario’s Tourism Industry Recover and Rebuild

Ontario is introducing the Ontario Tourism Recovery Program, a new $100 million initiative for 2021–22 to help tourism operators, anchor businesses and attractions recover from the impacts of COVID-19. This initiative will provide support for historically successful businesses that have helped to drive employment and visitation in their regions by assisting with costs related to restructuring, safe reopening, recalibrated marketing activities and partnership development.

Encouraging Residents to Vacation within Ontario when it is Safe

Public health and safety measures aimed at containing the spread of COVID-19, while necessary, have affected tourism across Ontario. In the 2020 Budget, the government announced that it would explore ways to provide Ontario residents with support of up to 20 per cent for eligible Ontario tourism expenses to encourage them to discover the province in 2021. To this end, the government has set aside $150 million and intends to introduce legislation for a tax credit to encourage residents to explore Ontario when public health experts advise that it is safe to travel.

Supporting Ontario’s Regional Tourism Organizations

Ontario is committing to supporting tourism across the province through increased funding of up to $15 million for the Regional Tourism Organizations (RTOs) in 2021–22. The initiative will help stabilize and support the tourism sector’s efforts to attract domestic and international visitors when it is safe to do so. It will support the continued operation of Destination Toronto, Ottawa Tourism, and the 11 additional RTOs for the recovery of regional tourism, and to maintain and produce new, innovative tourism services and experiences under a modernized mandate.

Standing Behind Ontario’s Arts Community

To support the arts sector during COVID-19, the government is increasing its investment in Ontario’s arts community by $10 million in 2021–22. With support from the Ontario Arts Council (OAC), this increased investment will assist with significant costs incurred when preparing for activities and events that could not go forward in 2020–21. It will also help with financial impacts that occurred from the loss of box office revenue and venue rental income, as well as new costs related to health and safety, and digital or virtual programming. This new investment will help arts organizations throughout the province adapt their programming as they rebuild their audience, membership and donor bases. It will also support jobs at the local level for musicians, writers, painters, actors, dancers, stagehands and many others who support Ontario’s arts and culture industry.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Providing More Opportunities to Enjoy Ontario Parks

Parks and conservation reserves have been places of safe recreation during the pandemic. As people look for more opportunities to safely enjoy the outdoors, Ontario is encouraging visits to provincial parks by offering free day-use entry on Mondays through Thursdays, from May 1 to September 2 this year. This will help more people and families enjoy outdoor activities such as canoeing, hiking and bike riding in provincial parks.

Ontario will also invest an estimated $3.9 million over three years to enhance the provincial park experience by using technology to better connect the people of Ontario with a one-stop shop to help them find recreational opportunities that fit their location and interests. The province and local businesses will collaborate to develop ideas to bolster Ontario’s tourism economy and create new ways to enjoy provincial parks.

Providing Financial Relief for Resource-Based Tourism Businesses

Ontario is providing targeted support for resource-based tourism businesses that have been impacted by the COVID-19 pandemic. Eligible Commercial Outpost Camps and hunting and fishing outfitters would receive another year of relief from certain rents and fees, providing approximately $1.3 million in financial assistance. This relief will help with the recovery of the sector by supporting businesses that employ residents and contribute to local communities.

Investing in Sport and Community Infrastructure

Ontario is investing around $200 million to provide infrastructure funding to larger, strategic projects and to sports facilities through the newly established Strategic Priorities and Infrastructure Fund. This fund will help address some of the unmet demand under the Community, Culture and Recreation stream of the Investing in Canada Infrastructure Program (ICIP), which received more applications than could be funded under that program. The fund will also support the sport and recreation sector, which was one of the hardest hit sectors during the COVID-19 pandemic.

The Strategic Priorities and Infrastructure Fund is delivered through two streams. The Priority Local Infrastructure stream will support new build multi-purpose facilities for community, culture and recreation purposes.

The Sport and Community Renewal stream provides funding to support the renovation and rehabilitation of sport and community infrastructure.

Section B: Protecting Our Economy

Supporting Restaurants and Bars

During the COVID-19 pandemic, the Ontario government is supporting jobs in the hospitality sector by:

•  Permanently allowing licensed restaurants and bars to include alcohol with food as part of a takeout or delivery order to help restaurants, bars, breweries, wineries and distilleries rebuild and recover. This is one more step in the government’s work to ensure choice and convenience for consumers.

•  Helping to offset the costs of purchasing PPE with up to $1,000 in financial support. Eligible small businesses in the accommodation and food services sector can apply for support through the Main Street Relief Grant.

•	Permanently allowing off-peak deliveries to retail stores, restaurants, hotels and distribution facilities to help ensure that shelves stay stocked, and businesses can operate efficiently.

•	Helping small and independent restaurants during COVID-19 where indoor dining is prohibited by capping the fees charged by food delivery companies.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Chart 1.11 illustrates provincial and federal relief that may be available to a restaurant for the first three months of 2021.

Section B: Protecting Our Economy

Supporting Local Alcohol Producers

Ontario’s rural communities and local agri-tourism businesses have been severely impacted as a result of the COVID-19 pandemic. These include wineries that had to cancel tours, tastings, weddings and other events that these businesses rely on.

The Ontario government made a number of changes to support local beverage alcohol producers, including expanding made in Ontario options at the LCBO and changes to permit the sale of 100 per cent Ontario wine and eligible spirits at farmers’ markets. The government will also permit the sale of Ontario beer at farmers’ markets for the upcoming season.

To support the recovery and sustainability of Ontario’s wine and agri-tourism industry, the government is providing a one-time $10 million grant in 2021 to help wineries and cideries impacted by lockdown measures, and help ensure that agricultural production and local jobs are maintained in Ontario’s rural communities.

The government is also increasing funding for the Small Distillery Support Program by an additional $1.2 million in 2021–22 to help small distillers recover from the impacts of the COVID-19 pandemic.

In addition, the government is extending the funding to 2022–23 for the following programs:

•	VQA Wine Support Program ($7.5 million);

•	Small Cidery ($1.8 million) and Small Distillery Support Programs ($0.8 million); and

•	Marketing, Tourism and Export Development; Performance Measurement and Research and Innovation Development Initiatives ($5.3 million).

Attracting Business Investment through Invest Ontario

Positioning the province as a top-tier destination for investment and job creation is critical to supporting long-term economic growth. In the global economy, however, there is an increasingly fierce competition among jurisdictions to attract business investments. To help make Ontario more competitive and transform its approach to business attraction, the government has created Invest Ontario.

Invest Ontario will promote the province as a key investment destination, making Ontario more competitive, sending a strong signal to investors that Ontario is open for business. It will be a “one-stop” shop for businesses and investors. And it will move at the speed of business and drive greater economic growth, support strategic domestic firms and attract businesses from around the world to create good jobs in Ontario.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

As part of the 2021 Budget, the government is committing $400 million over four years to create the Invest Ontario Fund, which will support Invest Ontario and encourage investments in the key sectors of advanced manufacturing, technology and life sciences. To identify investments in high-value projects, the agency will rely upon a sophisticated evaluation process to inform its assessments and project selections. The agency will provide expertise and responsive and customizable investor services to support investment opportunities, including available financial assistance, talent support, advisory supports and concierge services.

Invest Ontario will include greater business development and deal structuring expertise and build on the many benefits of investing in Ontario, including a good quality of life, a highly skilled talent pool, a strong and growing innovation sector, and a pro job-creation climate that can help businesses thrive. The agency will ramp up its operations, staffing and engage the market. Ontario will introduce legislation to continue Invest Ontario, expand its current objects and set out other operational requirements.

In addition to Invest Ontario, the government supports businesses through various other programs and initiatives. For this reason, the Ontario Ministry of Economic Development, Job Creation and Trade is proposing an amendment to the Ministry of Economic Development and Trade Act, 1990. The proposed amendment would require that the outcomes of business support programs be accessible through an annual Ontario Investment Prospectus report. This would improve transparency and accountability by providing timely information regarding public spending and help ensure that funds are used for the benefit of businesses and communities across Ontario.

Section B: Protecting Our Economy

Building Ontario’s Competitive Advantage

Prior to the pandemic Ontario had taken a number of significant actions to lower business costs and support economic growth, such as providing Corporate Income Tax relief, cancelling the cap-and-trade carbon tax and supporting a reduction in Workplace Safety and Insurance Board (WSIB) premiums.

“Boosting the province’s economic growth is a crucial precondition for employment, innovation, investment, and higher living standards.”

Sean Speer, Drew Fagan, Luka Glozic

University of Toronto

Munk School of Global Affairs and Public Policy

“Grow Ontario Stronger: A Framework for the

Ontario Government’s Post-Pandemic Recovery Plan”

To support businesses through the COVID-19 pandemic and into recovery, the government has also:

•	Provided further reductions to taxes on job creators, including tax support to encourage investments in certain regions of Ontario that have lagged in employment growth;

•	Lowered high Business Education Tax (BET) rates for job creators;

•

Made permanent the Employer Health Tax (EHT) exemption increase from $490,000 to $1 million. This will end a tax on jobs for an additional 30,000 employers and save private-sector employers about $360 million in 2021–22;

•

Lowered electricity prices through measures such as the comprehensive electricity plan’s renewables cost shift to save medium size and larger industrial and commercial employers money on their electricity bills; and

•	Implemented targeted COVID-19 measures like the Ontario Small Business Support Grant and property tax and energy cost rebates for eligible businesses impacted by provincial public health measures.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Key cost reduction measures taken since June 2018, combined with new initiatives in the 2021 Budget, are expected to provide $10.2 billion in support to Ontario job creators in 2021, with over 60 per cent of the support going to Ontario small businesses. Support provided to small businesses is estimated at $6.3 billion in 2021.

Section B: Protecting Our Economy

Focusing on Long-Term Economic Growth

Ontario has a strong economic foundation, but there are long-standing barriers to growth that must be addressed. In order to drive the fiscal recovery from COVID-19, a more strategic approach to fostering broad-based and inclusive economic growth will be needed. The government will take further steps to create a more competitive environment for job creators through a plan for long-term economic growth, informed by business leaders and entrepreneurs, workers and labour representatives, community organizations, experts and most importantly, the people of Ontario.

Ontario will outline a long-term growth plan that:

•   Articulates a clear vision for attaining higher rates of economic and productivity growth that will ultimately lead to a more prosperous provincial economy for all the people of Ontario;

•   Undertakes an in-depth analysis of the province’s competitive strengths and challenges;

•   Provides goals to work towards over a five to 10-year timeframe; and

•   Identifies initiatives that will achieve those goals.

Enhancing the Regional Opportunities Investment Tax Credit

Ontario’s prosperity is built on the strengths of its regional economies. While the province as a whole experienced positive employment growth between the last recession and the outbreak of COVID-19, the pace of regional labour market growth has varied. Areas in and around Toronto and Ottawa experienced more rapid employment growth compared to the other areas of the province.

To help encourage business investment in areas of the province where employment growth lagged the provincial average between 2009 and 2019, Ontario introduced the Regional Opportunities Investment Tax Credit in the March 2020 Economic and Fiscal Update. This Corporate Income Tax measure is a 10 per cent refundable tax credit for eligible corporations that build, renovate or purchase eligible commercial or industrial buildings in a qualifying region of the province. The geographic areas of the province where investments are eligible are shown in Charts 1.13 and 1.14, and for the complete list, see Annex: Details of Tax Measures and Other Legislative Initiatives.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Section B: Protecting Our Economy

At a critical time when many businesses are looking to re-open or transition their operations, enhancing the Regional Opportunities Investment Tax Credit would provide opportunities for economic growth and job creation. This is why Ontario is proposing to temporarily double the tax credit rate from 10 per cent to 20 per cent for eligible expenditures on assets that become available for use in the period beginning on March 24, 2021 and ending before January 1, 2023. Doubling the tax credit rate would double the available tax credit support for regional investment from a maximum of $45,000 to a maximum of $90,000 in a year.

For example, a company in Bruce County is considering making renovations and building an extension to its Main Street hardware store to help expand the business as it recovers from the COVID-19 pandemic. The cost of the project is estimated at $250,000 and the new space would be completed and available for use in fall 2021. Under the existing Regional Opportunities Investment Tax Credit, the company would be eligible for a $20,000 tax credit on this project. Chart 1.15 shows that under the proposed temporary enhancement, the company would become eligible for an additional $20,000 tax credit. This would bring the total tax credit on the project to $40,000, helping to encourage the company to move forward with this investment, grow their business and create job opportunities in Bruce County.

See Annex: Details of Tax Measures and Other Legislative Initiatives for further information.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Making Key Infrastructure Investments

A key element of the government’s plan is investment in infrastructure, including strategic investments in transit, highways, schools, hospitals and broadband. Planned investments over the next 10 years total $145.4 billion, including $16.9 billion in 2021–22. These investments help stimulate job creation and economic growth and are vital to support COVID-19 recovery efforts.

Accelerating Ontario’s Broadband and Cellular Action Plan

The COVID-19 pandemic has highlighted the importance of broadband access for the people of Ontario to succeed in today’s increasingly digital economy. As many as 700,000 households in Ontario are underserved or unserved — mostly in rural, remote or Northern areas. This has put businesses, students and vulnerable populations at a greater disadvantage during the pandemic. The Supporting Broadband and Infrastructure Expansion Act, 2021 would help accelerate timely deployment of reliable, high-speed broadband infrastructure in unserved and underserved areas throughout Ontario. If passed, this legislation would remove barriers to help build better infrastructure faster, strengthen communities and boost the economy.

The 2021 Budget commits a historic new investment of $2.8 billion in broadband infrastructure to ensure that every region in the province has access to reliable broadband services by 2025. This proactive approach is the largest single investment in broadband, in any province, by any government in Canadian history and will be pivotal to Ontario’s long-term economic growth. This sets the foundation for Ontario to be competitive for decades to come, and positions the province as a leader in the transformational shift to a digital economy where broadband connectivity is central to the future economic growth and development of Ontario.

This investment builds on Up to Speed: Ontario’s Broadband and Cellular Action Plan announced in 2019, to invest $315 million over five years to improve broadband connectivity in underserved and unserved communities, with a goal of increasing access for up to 220,000 households and businesses. This will generate up to $1 billion in total investment when combined with other public and private partner funding.

In November 2020, Ontario announced the next phase of its Up to Speed Plan, which included additional investments of over $680 million over the next four years. This funding provided an additional $150 million to double the Province’s commitment to the Improving Connectivity for Ontario (ICON) program.

“So the number one question that our members, the realtors, are getting in rural areas is, how’s the wireless? How is the internet communication? So I was really happy to see the investment in the last budget for expanding broadband access. I’d say keep down that path.”

Tim Hudak

Chief Executive Officer

Ontario Real Estate Association

Section B: Protecting Our Economy

Combined with these prior commitments, the new funding announced in the 2021 Budget increases Ontario’s overall investment in broadband to nearly $4 billion over six years beginning 2019–20. These initiatives seek to leverage funding from other levels of government including in some cases, the Canada Infrastructure Bank and the private sector. Other broadband funding available includes $1.7 billion provided nationally by the federal government through the Universal Broadband Fund.

Improving access to broadband and cellular services is a signature project of the Ontario Onwards Action Plan to digitize and modernize provincial services and programs. Connecting the people of Ontario to reliable broadband service will enable better access to information, media and services, and serves as a driver of economic growth and recovery. Broadband will play a key role in making vital government programs and services more convenient, reliable and accessible. Broadband supports economic productivity, health care, education and agriculture. Reliable access across all the regions of Ontario will allow the province to position itself as a leader in today’s global economy, and for decades to come.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Demonstrating Progress on New Subway Projects

Major transit projects will stimulate future growth and job creation.

As announced in the 2019 Budget, the government’s new $28.5 billion subway transit plan for the GTA is the single largest investment in new subway builds and extensions in Canadian history. This includes the new Ontario Line, the three-stop Scarborough Subway Extension, the Yonge North Subway Extension and the Eglinton Crosstown West Extension.

Ontario is working closely with its partners to deliver on these subway projects. In 2020, the Ontario government formalized partnership agreements with the City of Toronto and York Region that will ensure continued collaboration — working together effectively to successfully deliver the subway projects.

These projects will create thousands of jobs, provide more housing options for people and open up countless opportunities for businesses throughout the GTA and beyond. Ontario is a step closer to getting shovels in the ground:

•	In December 2020, it issued two Requests for Proposals (RFPs) to design, build, finance, operate and maintain the Ontario Line. The contracts are expected to be awarded in 2022.

•

In August 2020, it issued two RFPs to advance tunnelling work on the Scarborough Subway Extension and the predominantly underground Eglinton Crosstown West Extension projects. The contracts are expected to be awarded in 2021. Progress continues on early works including utility relocations.

•

In March 2021, the Province released the Initial Business Case for the Yonge North Subway Extension. Ontario is leveraging previous planning, design and environmental assessment work completed to move this project forward as quickly as possible.

Section B: Protecting Our Economy

Ontario and its municipal partners continue to jointly call on the federal government to commit at least 40 per cent funding towards the priority subway projects and to contribute towards an updated Hamilton Light Rail Transit project.

Accelerating Delivery of Critical Transportation Projects

Public infrastructure is an important economic driver, which affects an economy’s capacity to produce and compete. Ontario continues to invest in critical infrastructure and accelerate the delivery of transit projects. Building key infrastructure projects faster will create more jobs and attract investment, as well as help restart Ontario’s economic engine post COVID-19.

Ontario is removing barriers and streamlining processes that may result in delays to the timely completion of critical transportation projects. In December 2020, the Province implemented legislative changes to expand authorities to further accelerate the delivery of provincial highway and transit projects, as well as the transit-oriented communities (TOC) program.

The TOC program will create a mix of housing — including affordable housing — and jobs, increase transit ridership and support building more complete communities based on good planning principles.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Section B: Protecting Our Economy

Moving Forward with SmartTrack

Ontario, in partnership with the City of Toronto, is delivering a modern, integrated transit network that will help address gridlock and relieve congestion.

In February 2021, the Toronto City Council voted in favour of a revised Ontario-Toronto Agreement in Principle for the SmartTrack Stations Program. Once signed, the agreement will mark the City’s endorsement of five new SmartTrack stations in Toronto that will be delivered by Metrolinx — St. Clair-Old Weston, Finch-Kennedy, King-Liberty, Bloor-Lansdowne and the multi-modal East Harbour transit hub. The revised agreement is an important step towards getting shovels in the ground and building these priority stations as early as 2026.

Transforming the GO Transit Rail Network

Ontario continues to make strides towards transforming the GO Transit rail network into a comprehensive, all-day rapid transit network. The GO Rail Expansion program will provide two-way, all-day service every 15 minutes over core segments of the rail network and will nearly double annual ridership by 2055.

New Union Station GO Bus Terminal

The new Union Station GO Bus Terminal opened in December 2020 — it provides riders travelling in and out of the GTA with more direct connections to GO trains, the TTC, VIA Rail and the UP Express, which travels from Toronto’s Pearson International Airport to downtown Toronto’s Union Station. The Union Station GO Bus Terminal also offers a safe, more comfortable and convenient space featuring a climate-controlled waiting area and access to convenient amenities such as free Wi-Fi.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Improving and Expanding Service on the Kitchener GO Line

The Kitchener GO Rail Expansion project will provide mobility options, strengthen the connections between Waterloo Region and the Greater Golden Horseshoe and support economic development along the corridor.

Two-way, all-day service means more trains, at more times. It is delivering the service the region deserves. Ontario is one step closer to transforming the Kitchener GO line and increasing future capacity. In February 2021, the project reached 100 per cent excavation on the second tunnel as part of the Highway 401/409 tunnelling project to accommodate future additional tracks and future signaling and communications infrastructure.

As the next step, Ontario is investing in infrastructure works to enable service expansion along the corridor from Georgetown to Kitchener, including additional tracks and new platforms. Delivery along this corridor is expected to be staggered over three procurement phases, to include infrastructure improvements at key locations including Guelph Central Station, track maintenance and other track upgrades. Procurement work for phase one is underway and construction is estimated to begin in fall 2021. Procurement of subsequent phases is expected to take place between 2021 and 2023.

This project is expected to increase ridership, generate travel time savings and reduce automobile usage. It will also connect more people to jobs and improve passenger experience while increasing access to Ontario’s fastest growing urban areas along the Toronto-Waterloo Innovation Corridor and beyond. This supports Ontario’s goal of establishing a more reliable transit system in the Greater Golden Horseshoe, which will drive significant economic growth and job creation that will benefit the entire province.

Addressing Transportation Needs in the City of Hamilton

Ontario is keeping its commitment to provide $1 billion in capital funding to implement the Hamilton Transportation Task Force’s recommendation for a higher-order transit project and proceed with planning and design work for an updated light rail transit plan.

Ontario is calling on the federal government to partner on this important priority investment in transportation infrastructure for the City of Hamilton — with the objectives of improving access to the transportation network, reducing congestion and lowering greenhouse gas emissions.

Section B: Protecting Our Economy

Investing in Highways

A safe, modern and efficient transportation network is critical to keep people and goods moving, connect communities and boost local economies. Ontario’s smart investments in highway, road and bridge projects will stimulate future growth and job creation.

Ontario has allocated more than $21 billion in funding over the next 10 years, including about $2.6 billion in 2021–22, to expand and repair highways and bridges.

Continued investment in highway expansion projects across the province will connect communities, address safety concerns, alleviate congestion and support economic development. Several expansion projects are in planning and/or underway across all regions of the province, including:

•

The widening of Highway 400, a critical tourism and goods movement link between Northern and Southern Ontario, as well as an important commuter route in the Toronto-Barrie corridor. Ontario will proceed with widening over 26 kilometres of the corridor between Langstaff Road and Highway 9 in York Region to 10 lanes, including the construction of approximately 22 kilometres of High Occupancy Vehicle (HOV) lanes. Widening of the first section — a 10-kilometre stretch between Major Mackenzie Drive and King Road, from six to eight lanes, is underway. All sections are expected to be completed by 2026–27.

•

The expansion of Highways 6 and 401 between Hamilton and Guelph that will provide the needed capacity increase for Highway 401 and alleviate traffic congestion on Highway 6 — improving safety, traffic flow and network efficiency. Ontario will proceed with the next phase by constructing a new interchange for Wellington Road 34 on Highway 6 north of Highway 401 and relocating utilities. Early works are expected to begin in 2021.

•

The Bradford Bypass, a new 16.2-kilometre four-lane controlled access freeway that will connect two busy Ontario highways — Highway 400 and Highway 404 — in the Town of Bradford West Gwillimbury and the Town of East Gwillimbury. Ontario is advancing engineering and environmental assessment work, which will allow early works to begin as early as fall 2021.

•

The widening of Highway 6 South from Highway 403 to Upper James Street in the City of Hamilton, from two to four lanes for about nine kilometres. This stretch of highway is a significant trade corridor and a primary connection from John C. Munro Hamilton International Airport to the Greater Toronto and Hamilton Area via Highway 403.

•

The Cochrane Bypass, a new three to six-kilometre two-lane highway that will connect Highway 652 to Highway 11 and provide access to Highways 574 and 579 in Northeastern Ontario. This project will improve safety and reduce travel times for families and truck drivers, while creating jobs in local communities in Northern Ontario.

•

The widening of Highway 40 from Indian Road to north of Wellington Street in the City of Sarnia, from two to four lanes for approximately seven kilometres. This project will increase highway capacity, increase mobility, enhance highway safety and support growth in the Sarnia-Lambton bio-industrial area.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Supporting Passenger Rail in the North

Ontario is committed to reviewing initiatives to meet transportation needs in the North to optimize bus services and to develop options for passenger rail services across Northern Ontario. In keeping with the draft Transportation Plan for Northern Ontario, the government is accelerating work to examine safety and infrastructure needs for potential future passenger rail service between Toronto, North Bay, Timmins and Cochrane. Ontario is investing $5 million to support planning and design work. An initial business case is being finalized and is expected to be released in spring 2021.

Investing in the Canada Infrastructure Program

The Investing in Canada Infrastructure Program (ICIP) is a 10-year program that provides up to $30 billion in total funding, including $10.2 billion in provincial funding across the program’s five streams: Public Transit; Rural and Northern Communities Infrastructure; Green Infrastructure; Community, Culture and Recreation Infrastructure; and COVID-19 Resilience. To date, Ontario has nominated over 760 projects to the federal government.

Section B: Protecting Our Economy

Investing in Local Infrastructure

Investing in infrastructure helps rural communities attract, support and sustain economic growth and job creation. On January 25, 2021 the Province announced a $200 million investment in municipalities through the 2021 Ontario Community Infrastructure Fund (OCIF) to help 424 communities build and repair roads, bridges, water and wastewater infrastructure. The OCIF provides funding for communities with populations of less than 100,000, as well as rural and Northern communities, to invest in local infrastructure and asset management planning to address their priority needs.

Ontario is building upon this investment by continuing to provide up to $200 million annually for OCIF to help eligible communities attract jobs and investment, as well as build local capacity to grow and thrive. This annual municipal investment provided through

OCIF for local infrastructure in communities across Ontario will contribute to the province’s economic recovery and growth this year and in the years to come.

The Infrastructure Ontario (IO) Loan Program provides affordable, long-term financing to municipalities and other eligible public-sector partners across Ontario. Since inception, the IO Loan Program has helped support more than $18 billion in local infrastructure development and renewal. In 2020 the IO Loan Program committed to more than $550 million in loans, supporting 159 local infrastructure projects. The loan portfolio continues to grow and support community needs.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Positioning Key Sectors for Growth

Protecting and Creating Jobs in the Automotive Sector

The automotive sector directly employs over 100,000 people and supports thousands more throughout the supply chain and broader economy. In February 2019, the Province announced Driving Prosperity: The Future of Ontario’s Automotive Sector — the plan to ensure Ontario’s critical auto sector remains globally competitive and continues to grow and thrive. The plan, supported by three strategic pillars — a competitive business environment, innovation and talent — is helping to develop robust manufacturing supply chains for electric, autonomous and connected vehicles to support the long-term resiliency of the sector.

Ontario’s electric vehicle manufacturing capacity will play a vital role in securing future investments across the electric vehicle value chain. In October 2020, the government announced it is matching a $295 million investment with the federal government to retool the Ford Oakville Assembly Complex into a global hub for battery electric vehicle production. This $1.8 billion project represents one of the most significant investments in Ontario’s auto sector in a generation.

To maximize the impact of these investments across Ontario’s full automotive value chain, including a shift towards smart and clean technologies, Ontario is investing $56.4 million over the next four years to create the Ontario Vehicle Innovation Network (OVIN). The OVIN will build on successful elements of the Autonomous Vehicle Innovation Network (AVIN), accelerating the development of next generation electric, connected and autonomous vehicle and mobility technologies, as well as supporting Ontario’s role as the manufacturing hub of Canada.

The OVIN will also encourage innovation and collaboration through partnerships between small and medium-sized enterprises (SMEs), academia, the auto industry and battery sector, including critical minerals development in Ontario’s North. Ontario has a vast network of leading auto manufacturers and suppliers as well as a dynamic technology sector. The province is well positioned to continue to lead on electric and autonomous vehicle research and technologies.

Other proposed significant investments in the auto sector include the October 2020 announcement that Stellantis (previously Fiat Chrysler Automobiles), will invest up to $1.5 billion to support the assembly of plug-in hybrid vehicles and battery electric vehicles in the Windsor Assembly Plant. As well, General Motors will create Canada’s first large-scale commercial electric vehicle manufacturing plant at its Ingersoll facility, with an investment of $1 billion. Additionally, General Motors announced up to $1.3 billion to reopen the Oshawa Assembly Plant and to support added engine and transmission production in St. Catharines. The Oshawa Assembly plant will include a flexible assembly module and new body shop to support demand for pickup trucks.

Section B: Protecting Our Economy

Promoting Ontario Manufacturers

Last July, the Canadian Manufacturers and Exporters (CME) launched the Ontario Made program, with support from the Ontario government, to help promote Ontario’s manufacturing sector. The consumer awareness program encourages manufacturers and producers to register and promote their products on the SupportOntarioMade.ca site and use the Ontario Made logo to identify locally made items.

In its first year, the Ontario Made program has strengthened consumer awareness of goods manufactured in Ontario. To date, 2,000 large and small manufacturers have registered over

9,000 products with the CME to obtain the Ontario Made designation. The initiative has benefited both manufacturers and consumers during the COVID-19 pandemic and will continue to do so in the post-pandemic recovery.

“The partnership between CME and your government to promote our homegrown manufacturers through the Ontario Made program has had an outstanding start. In just five short months we have accomplished incredible milestones together and doubled original expectations.”

Mathew Wilson

Senior Vice-President, Policy & Government Relations

Canadian Manufacturers & Exporters (CME)

Ontario is investing $1 million in 2021–22 to support enhancements to the Ontario Made program to reach more retailers and manufacturers, to encourage participation and build awareness and recognition among consumers of Ontario-made products. This includes increasing signage at retail stores, made-in-Ontario pavilions at fall fairs and community events when safe, and enhancing and leveraging digital marketing. The goal is to build a brand that Ontario consumers will seek out when shopping, while also improving awareness of the benefits of buying Ontario-made.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Protecting and Supporting the Agri-Food Sector

Ontario continues to provide support to the agri-food sector to protect the health and safety of workers during COVID-19. The Province is investing $10 million in 2021–22 for a one-year extension to the Enhanced Agri-food Workplace Protection Program announced in June 2020. This will support the implementation of measures to prevent and control COVID-19 and to address unforeseen worker health and safety issues.

Supporting Livestock and Processing Capacity

Pandemic-related challenges have resulted in disruptions in some meat processing facilities, impacting the food supply chain and causing livestock to back-up on farms. To help respond to this disruption, Ontario is investing up to $5 million in 2021–22 for a one-year extension for AgriRecovery initiatives, including those related to livestock processing capacity, such as beef and pork set aside programs.

Modernizing the Capital Markets Sector

In February 2020, Ontario appointed the Capital Markets Modernization Taskforce (Taskforce) to review the capital markets regulatory framework — which had not been reviewed in over 17 years. The need to modernize capital markets is imperative in order to remain competitive with global peers. The Taskforce’s final report was completed in December 2020 and publicly released in January 2021.

As the government continues to review the report, it is moving forward with legislative amendments to support the expansion of the Ontario Securities Commission’s (OSC) mandate to include competition and capital formation in order to facilitate economic growth. Ontario is also moving forward with proposed amendments to separate the OSC Chair and Chief Executive Officer position into two distinct roles, as well as to separate the currently combined board and adjudicative responsibilities of the Commission. These proposed changes will represent corporate governance best practices and instill more confidence in Ontario’s capital markets when they come into effect later this year.

In the coming months, the government will publish the draft Capital Markets Act for stakeholder consultation. Concurrently, the OSC is conducting analysis to inform its regulatory consultation process on the Taskforce’s recommendations that fall within the purview of OSC rules. These changes, consultations, and ensuing reforms over the coming year represent an overdue modernization of Ontario’s capital markets that will lead to future economic growth and job creation.

Section B: Protecting Our Economy

Generating, Protecting and Commercializing Intellectual Property

Intellectual property (IP) is an increasingly important contributor to growth and the intangible economy. Firms with IP assets such as patents, copyrights and trademarks often have higher rates of growth and are important job creators. Following the recommendations made by the Expert Panel on Intellectual Property, the government introduced Ontario’s first Intellectual Property Action Plan in July 2020.

Ontario is making a new $1.5 million investment to support the Special Implementation Team on Intellectual Property, which was established as a continuation of the work of the Expert Panel. This funding will help launch a web-based IP curriculum, support the development of a centralized Ontario resource and create a robust IP policy that will help protect home-grown ideas and prioritize the commercialization of IP-related products to fuel Ontario’s innovation ecosystem.

Ontario is working with universities, colleges and research institutes to clarify the commercialization mandates of postsecondary institutions, in order to ensure that IP generated through taxpayer- funded research in the province’s world-class postsecondary sector results in social and economic benefits for the people of Ontario. There is also work underway to develop accessible, basic and advanced IP curricula that is web-based for researchers and businesses to enhance IP awareness and understanding.

Supporting Jobs and Growth in Northern Ontario

Supporting Junior Mining Exploration

The mining sector is an important driver of economic growth. The impact of COVID-19 on the mining sector has resulted in a decrease in the availability of capital for mineral exploration. Junior mining companies rely on this capital to finance exploration. The success of junior exploration is critical to the discovery of existing and new mineral deposits that support larger mining companies, equipment manufacturers and investors across the province.

To support junior mining companies, Ontario is investing $5 million over the next two years in the new Ontario Junior Exploration Program. Through the program, junior mining companies can apply for funding to cover eligible costs of up to $200,000 per mineral exploration or development project. This program will attract investment, improve Ontario’s competitiveness in the exploration sector and help facilitate the discovery of promising mining opportunities.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Advancing Critical Minerals Development in Ontario

Ontario is strengthening its position as one of North America’s premier jurisdictions for responsibly sourced critical minerals, including rare earth elements. The province is developing Ontario’s first-ever critical minerals strategy to support the mining industry, high-growth sectors, innovative clean technologies and the transition towards a low-carbon economy both at home and abroad.

Helping Northern Ontario’s Economic Recovery

Even before the COVID-19 pandemic began, Northern Ontario’s economy had not yet fully recovered from the previous recession. The pandemic caused employment levels to decrease further while the unemployment rate increased in the Northern areas of the province.

To help businesses and communities, the Northern Ontario Heritage Fund Corporation (NOHFC) is changing to better serve the Northern economy. In September 2020, the government launched the short-term Northern Ontario Recovery Program (NORP), through the NOHFC, to respond to the challenges of the COVID-19 pandemic. This $20 million program has aided in the recovery from COVID-19 by helping Northern companies adapt their operations to meet new public health guidelines, protect employees and customers and rebuild consumer confidence.

In February 2021, the government announced an improved NOHFC program with a focus on culture, talent, business development and community infrastructure. Alongside these program changes, an additional $50 million over the next two years will be allocated to the NOHFC to support investments in infrastructure, culture, economic development and training. These new programs will help increase economic development and promote job creation in all regions of the North.

Section B: Protecting Our Economy

Protecting Ontario’s Environment

Ontario is acting to protect the environment and fight climate change for people today and in the future through a broad range of measures that will lead to healthier communities and support economic growth by protecting Ontario’s air, land and water.

Advancing Ontario’s Clean Energy Advantage

Ontario continues to be a leader in clean energy. In 2019, approximately 94 per cent of Ontario’s electricity supply was produced from zero carbon emitting sources, including 58 per cent from nuclear and 24 per cent from hydro. Investors are increasingly concerned about environmental, social and governance issues, and manufacturers in Ontario are using clean electricity while competing with businesses in Michigan, Ohio and Tennessee that are still significantly powered by coal-fired electricity generation. Ontario’s clean electricity supply, at a competitive price, can provide the province with an advantage in attracting investment. The government’s comprehensive electricity plan, announced in the 2020 Budget, is working to ensure that Ontario’s job creators receive wind, solar and bioenergy generated electricity at a competitive price.

Leading the Way in the Canadian Green Bond Market

Ontario’s Green Bonds capitalize on the Province’s ability to raise funds at low interest rates and serve as an important tool to help finance public transit initiatives, extreme weather resistant infrastructure and energy efficiency and conservation projects.

Ontario is currently the largest issuer of Canadian dollar Green Bonds, with nine issues totalling $8 billion. A total of 27 projects have received, or will receive, funding from Ontario’s nine Green Bond issues. See Chapter 4: Borrowing and Debt Management for more details.

Increasing the Use of Environment, Social and Corporate Governance Disclosure Requirements

Last year, the government appointed a Capital Markets Modernization Taskforce to review and make recommendations in relation to modernizing the capital markets regulatory framework. Throughout the Taskforce’s public consultations, the increased use of environment, social and governance (ESG) disclosure received significant support from industry stakeholders. In its final report, the Taskforce recommended mandating disclosure by public companies of material ESG information, specifically climate-related disclosure that is compliant with the Task Force on Climate-Related Financial Disclosure recommendations. The Ontario Securities Commission will begin policy work to inform further regulatory consultation on ESG disclosure later this year.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Leading in Electric Vehicle Development

Recent proposed investments in Ontario’s auto sector will make the province a global hub for Electric vehicle (EV) manufacturing. Electric vehicle technology presents a major opportunity to decrease greenhouse gas emissions. With world-class tech startups, manufacturing plants and critical mineral resources, Ontario is uniquely positioned to lead the development of next generation electric, connected and autonomous vehicle and mobility technologies.

Investments in Ontario’s Electric Vehicle Manufacturing Capacity

Recent proposed investments in Ontario’s auto sector totalling up to $4.3 billion will help the province become a global leader in EV manufacturing. These proposed investments include retooling the Ford Oakville Assembly Complex for battery electric vehicle production, Stellantis (previously Fiat Chrysler Automobiles) assembly of plug-in hybrid vehicles and battery electric vehicles in Windsor, and General Motors creating Canada’s first large-scale commercial electric vehicle manufacturing plant at its Ingersoll facility.

See the Protecting and Creating Jobs in the Automotive Sector section earlier in this chapter for more details.

Creating the Ontario Vehicle Innovation Network

Ontario is investing $56.4 million over the next four years to create the new Ontario Vehicle Innovation Network. This will help accelerate the development of the next generation electric, connected and autonomous vehicle and mobility technologies that contribute to a lower environmental and carbon footprint.

See the Protecting and Creating Jobs in the Automotive Sector section earlier in this chapter for more details.

Developing Ontario’s First-Ever Critical Minerals Strategy

Ontario is developing its first-ever critical minerals strategy to help strengthen its position as one of North America’s premier jurisdictions for responsibly sourced critical minerals, including rare earth elements. Rare earth and battery minerals are needed for new technologies and high-growth sectors, like renewable energy, electronics, electric vehicles and clean tech to support a low-carbon future.

See the Advancing Critical Minerals Development in Ontario section earlier in this chapter for more details.

Section B: Protecting Our Economy

Growing the Greenbelt

The Greenbelt is a large area of permanently protected land that currently includes over 800,000 hectares in the Greater Golden Horseshoe. The Greenbelt helps build resilience to and mitigates climate change, while protecting Ontario’s environmental, groundwater and agricultural resources for future generations. It is also home to much of Ontario’s vital environmental, groundwater and agricultural resources.

For future generations, the government has been clear that it is protecting the Greenbelt from development. This is why the 2020 Budget committed to expand the size of the Greenbelt. As another step to achieving this commitment, the government launched a 60-day consultation in February 2021 on growing the Greenbelt.

The consultation is seeking feedback on the proposal to add the Paris-Galt Moraine into the Greenbelt, as well as expand, add and further protect Urban River Valleys into high-density urban environments. The government’s consultations could lead to the largest expansion of the Greenbelt since its creation in 2005.

To build upon Ontario’s commitment, the government is exploring the enhancement of the Greenbelt through the creation of the East Humber Headwaters Park on the Oak Ridges Moraine. A new park could provide an uninterrupted link between the eastern and western ends of the moraine and includes the headwaters of the East Humber River. This would support the restoration of the over 500-acre vacant site to its natural state.

This historic expansion and protection — one of the largest near urban parks in the country — would position the Township of King and the entire province as a leader in conservation and as a steward of Ontario’s natural heritage.

Protecting Communities from Flooding

Ontario is helping to ensure that the public is better prepared for flooding events and that flood risk is reduced for communities across the province. To help implement Protecting People and Property: Ontario’s Flooding Strategy, the government is moving forward with a range of activities, such as improving floodplain mapping guidance and establishing a flood-mapping technical team to better identify hazard areas. The Province is also providing ongoing support for municipalities through the Ontario Community Infrastructure Fund, which helps small, rural and Northern communities invest in local infrastructure and asset management planning to address their priority needs, including flood protection and climate adaptation.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Supporting Communities

By connecting friends, family, neighbourhoods and cities, Ontario’s diverse communities play important roles in the lives of people and the province’s economic recovery. The government is making important investments to ensure that communities across the province remain strong and have the support they need to get through this challenging period and beyond.

Doubling the Indigenous Community Capital Grants Program

Ontario is committing to doubling investments in the Indigenous Community Capital Grants Program, which will help address long-term infrastructure needs and fast-track shovel-ready on- and off-reserve projects.

As part of this investment, Ontario will provide $6 million annually to fund upgrades to critical infrastructure, address COVID-19 specific capital needs and support long-term economic recovery in Indigenous communities. Upgrades under the program could include improvements to ventilation systems or airflow in communal spaces, along with the construction of community infrastructure such as business and training centres.

Supporting Ontario’s Francophone Communities

To support Ontario’s Francophone communities through COVID-19, Ontario is building on its initial investment of $2 million in the COVID-19 Relief Fund for Francophone Non-Profit Organizations by providing an additional $1 million to support hard hit Francophone non-profit organizations.

This funding will continue to support organizations with operating costs, including preventing closures and retaining and recruiting skilled bilingual staff. The fund is crucial to ensuring that the network of Francophone non-profit organizations can continue their important contribution to the vitality of Ontario’s Francophone community.

The government is committed to the long-term economic recovery and development of Francophone communities across Ontario. This is why Ontario is investing $3 million over three years to better meet the increased need and demand for support from community organizations, including social enterprise and small businesses, serving Ontario’s Francophone community across all regions of the province. This investment will continue to support the cultural and economic vitality of Ontario’s Francophone communities. These community organizations and businesses contribute significantly to Ontario’s Francophone community and provide a range of essential services throughout the province.

Section B: Protecting Our Economy

Ontario is also supporting a long-term Francophone economic development strategy, which includes sustaining the Francophone Business Network and expanding the range of business support services through the creation of a Francophone business incubator. The incubator will support new startups and help promote Franco-Ontarian goods and services across the province. This initiative is part of a broader strategy to address the challenges arising from COVID-19 and to reflect the shift towards economic recovery.

Finally, Ontario is committed to maintaining its close relationship with its provincial partners, including Québec. To do this, the government is dedicating $250,000 annually for the next three years to support interprovincial projects led by Franco-Ontarian organizations, as part of the Ontario-Québec Cooperation and Exchange Agreement.

Addressing the Unique Challenges of COVID-19 on Women

While everyone has been affected by COVID-19, some people have been more affected than others. Just as seniors are at greater risk of negative health outcomes due to COVID-19, some in our communities have ended up paying a higher price than others as a result of public health restrictions and systemic inequities.

This is unfair. And the government’s support is designed to ease the burden for those who have been carrying more of the load during this difficult year.

Women, in particular, have been disproportionately affected. The statistics are indisputable. For example, while employment among men has dropped by 3.3 per cent during COVID-19, it is down by nearly five per cent for women.

This is partly because women are disproportionately represented in the jobs that have been most affected by the necessary public health restrictions.

The challenges have been made worse by the high cost and lack of access to child care spaces. While this impacts all parents, mothers in particular, end up paying a high price.

Finally, as noted earlier in this chapter, the spike in domestic violence has largely impacted women.

This is why Ontario is taking action to support affected workers and small business owners, improve access and affordability for child care, and support survivors of violence against women. These actions include:

•

Dedicating $117.3 million in targeted employment and training supports to assist women, racialized individuals, Indigenous peoples, youth and people with disabilities who are facing the highest rates of unemployment during the pandemic. This funding will help remove barriers and offer training opportunities so they can get the in-demand skills they need for good jobs, and get connected with employers looking to grow their businesses.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

•	Supporting women entrepreneurs and business owners through programs such as the Digital Main Street program and the Ontario Small Business Support Grant.

•

Continuing to provide choice of access to safe, high quality and affordable child care over the course of the pandemic, including flexible funding approaches and health and safety supports to help keep child care programs open.

•

Committing to create up to 30,000 new child care spaces, including up to 10,000 spaces in new schools. As of winter 2021, over 20,000 new spaces have been approved, which will support families and ensure a strong and accessible system.

•

Proposing to enhance the Childcare Access and Relief from Expenses (CARE) tax credit, which helps Ontario families with child care costs while letting them choose the care that is right for their children.

While these important measures will provide support and relief, much more will be required to ensure women will not be left behind after COVID-19.

To advise the government on this vital work, Ontario’s Minister of Finance and the Associate Minister of Children and Women’s Issues will establish a task force to ensure inclusive economic growth is achieved. The mandate of this group will seek to address the unique and disproportionate economic barriers women face, particularly in an economy that will look different after COVID-19. The work will be informed by diverse voices from the public, private and not-for-profit sectors.

Section B: Protecting Our Economy

Helping Faith-Based and Cultural Organizations Reopen

The government recognizes that many faith-based and cultural organizations that operate facilities for regular community gatherings are facing additional costs to meet public health guidelines as they safely reopen their facilities.

To provide meaningful support and help offset costs associated with making these facilities safe for regular community gatherings, the government will be making up to $50 million available for grants to eligible faith-based and cultural organizations that are not currently eligible to access other provincial support grants. To be eligible, organizations must operate facilities used for regular community gatherings and must not be eligible for the Ontario Small Business Support Grant. Details on the grant and the application process will be available later this spring.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Delivering Historic Funding for All Municipalities

COVID-19 has placed a significant strain on municipalities. Ontario has been working with all levels of government to ensure that municipalities have the support, flexibility and tools they need to address the critical public health and economic challenges brought on by the pandemic.

Through the historic federal–provincial Safe Restart Agreement, $4 billion in assistance has been allocated to all 444 municipalities and up to 110 public transit systems across the province. This funding was provided so every Ontario municipality could address their operating pressures, support reliable service levels for transit systems and help vulnerable people while ensuring that essential workers could get back to work.

Ontario remains committed to assisting municipalities in their efforts to address the continued challenges of the pandemic and to support a safe and strong recovery. This is why Ontario is providing municipalities with almost $1 billion in additional COVID-19 financial relief, including:

•	$500 million in additional provincial funding to support municipal operating pressures and recovery in 2021;

•

$255 million in new provincial funding through the Social Services Relief Fund to support municipal service managers and Indigenous program administrators in immediately responding to rising COVID-19 caseloads in shelter settings. This builds on the $510 million provided through the Social Services Relief Fund in 2020–21 that ensured the continuity of critical supports for vulnerable people based on local need; and

•

$150 million in additional provincial funding to support municipal transit systems in 2021, including expanded eligibility for municipal–provincial priorities such as fare and service integration and on-demand microtransit.

Through these investments Ontario is taking immediate and decisive actions to support municipalities. Assisting communities through these extraordinary times requires the support of all levels of government. Ontario will continue to work closely and collaboratively with its partners, including the federal government and all municipalities, to ensure that communities across the province have the resources they need to deliver critical public services, keep capital investments on track and support a strong economic recovery.

“This additional $500 million for 2021 builds on a record of provincial government support…. It will help offset the impact of COVID-19 on 2021 municipal budgets in every part of Ontario. By protecting the municipal services people and business rely on most, and preventing delays in capital projects, this funding is an important investment in Ontario’s economic recovery.”

Graydon Smith

President

Association of Municipalities of Ontario

Section B: Protecting Our Economy

Working with Municipalities to Review the Ontario Municipal Partnership Fund

The government is reviewing the Ontario Municipal Partnership Fund in consultation with municipalities, to ensure the program meets the needs of local communities, particularly small, Northern and rural municipalities. Discussions with municipal partners will continue, understanding that stability remains an important priority for municipalities.

Providing Property Tax Stability

The government has been conducting a Property Assessment and Taxation Review to explore opportunities to:

•	Enhance the accuracy and stability of property assessments;

•	Support a competitive business environment; and

•	Strengthen the governance and accountability of the Municipal Property Assessment Corporation (MPAC).

Input is being sought from municipalities, taxpayers, industry associations and other interested stakeholders.

As announced in the March 2020 Economic and Fiscal Update, the government postponed the property tax reassessment that was scheduled to be conducted in 2020 for the 2021 taxation year to maintain stability in the context of the emerging pandemic.

To provide continued stability, Ontario is implementing a further postponement of the property tax reassessment. This will provide certainty for businesses and residents, and it will enable municipalities to focus their attention on responding to the challenges posed by COVID-19.

This delay will not have a financial impact on municipalities, as MPAC will continue to maintain the assessment roll and ensure that it is updated to reflect changes such as new construction.

Through the Property Assessment and Taxation Review, the government will be seeking input from municipalities, taxpayers and interested stakeholders regarding the timing and valuation date for the next reassessment. The outcomes from this consultation will be communicated in fall 2021.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Building a Modern Government

The world has changed, and government must change with it. This is why, over the past year, Ontario has moved quickly to adapt and update programs and services to help the people of Ontario deal with the challenges created by the COVID-19 pandemic. Not only does modernization help save taxpayers’ money and make people’s interactions with government more convenient, it will also support Ontario’s economic recovery and enable a modern digital economy.

Progress on Ontario’s COVID-19 Action Plan for a People-Focused Government

In October 2020, the government announced Ontario Onwards: Ontario’s COVID-19 Action Plan for a People-Focused Government. The Action Plan is a roadmap organized under four categories that will change the way people and businesses interact with government, both in terms of its services and how it delivers them. The four categories are:

1.	Making government services more digitally accessible, with the goal of making Ontario the most advanced digital jurisdiction in the world.

To support this objective, the Province will introduce a new form of secure, electronic government-issued ID that can be used to conveniently access government services while protecting data privacy.

By using this innovative technology, parents could more easily access their children’s immunization records and share them digitally with their school. Seniors could check in to doctors’ appointments online and securely share health information with caregivers and health care providers. Through this technology, users will be in full control of what personal information is shared and with whom. Those who choose not to have a digital ID will still be able to prove their identity and access services using physical documents.

2.	Reducing red tape and simplifying policies to make life easier for the businesses of Ontario while protecting public health and safety.

Ontario will improve businesses’ interactions with government by providing opportunities for immediate feedback, automating and digitizing government operations for 24/7 responsiveness, and delivering customer-focused services by expediting self-registration and self-reporting. This allows people and business to invest time and money to focus on what’s important right now — recovering and emerging from this pandemic. Continuing to improve Ontario’s regulatory framework is key to making Ontario work better for people and smarter for business in this recovery period and beyond.

Section B: Protecting Our Economy

3.	Improving government purchasing by leveraging the combined buying power of the province while taking advantage of the innovation and creativity of local Ontario businesses.

A new procurement agency, Supply Ontario, will enable the government to purchase as one organization, ensure the supply chain is secure and quality supplies are available throughout the province, as well as drive innovation and emerging technologies.

In the context of the COVID-19 pandemic, the new agency will also help ensure that the government continues to keep the people of Ontario safe by making it easier to source PPE and other critical supplies and equipment across multiple organizations, and create opportunities for businesses in all regions to supply our province.

4.	Creating more responsive and flexible public services to make government processes faster and more efficient.

Ontario is applying Lean and continuous improvement principles across programs to make frontline services more efficient, convenient, reliable and accessible for citizens and businesses. For example, a record number of applications to the Ontario Immigrant Nominee Program were processed to help reunite families, and support highly qualified future residents who wish to come to this great province.

Supporting Innovative Solutions through the Ontario Onwards Acceleration Fund

To improve how people and businesses experience services in Ontario, the 2020 Budget announced an investment of $500 million through the Ontario Onwards Acceleration Fund. This fund is a vital step in achieving the vision of an Ontario that is the most digitally advanced jurisdiction in the world. The government’s investments in projects that emphasize digital-first and Lean methods will ensure a more customer-focused, efficient and effective delivery of services.

This fund is already supporting several innovative initiatives, which include:

•

$28.5 million over four years to implement a new case management system for Tribunals Ontario, which will replace obsolete legacy systems. Once implemented, the new system will modernize client interactions, provide comprehensive online dispute resolution services, and enhance parties’ ability to monitor cases online and receive/submit documents electronically.

•

$7 million over three years to support continuous improvements in online health claims processes and to implement business intelligence software to identify fraud and provide visual data analytics reports. Investments will improve the user experience and service delivery for physicians and other providers submitting claims through the OHIP claims system.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

•	$10.6 million over two years to accelerate the Ontario Ministry of Natural Resources and Forestry’s transition from paper-based applications for licences and permits to digital and online formats.

•

$2.2 million to initiate the development of the Single Window for Business, a transformational digital solution designed to use emerging technology, data, and responsive design to improve business experience with government services. A designated single window will reduce administrative burdens and improve the customer experience, by providing a single place that makes it easier for businesses to access the information and services they need to get up-and-running, create jobs and grow.

Moving Ahead on iGaming

Ontario is moving ahead with the development of a new, legal internet gaming (iGaming) market which will provide stronger consumer protection and combat illicit gaming market activity. To support the process, the government appointed a Commercial Project Lead for iGaming. Ontario is currently accepting feedback on the design of the framework . A discussion paper can be found at Ontario.ca/iGaming.

Reviewing the Pension Benefits Guarantee Fund

In the 2020 Budget, Ontario announced that it would conduct a review of the Pension Benefits Guarantee Fund (PBGF) and report back in the 2021 Budget.

Today, the PBGF is in a strong financial position. However, the number of plans covered by the PBGF is decreasing as defined benefit plans continue to close. At the same time, conversions to the jointly sponsored pension plan model, while providing benefits such as shared governance and efficiencies, also decrease the number of covered plans. The declining number of plans paying into the PBGF further concentrates risk among fewer employers.

The review of the PBGF found that there is a need for data to better estimate the PBGF’s exposure to future claims and the appropriate level of funding by employer sponsors. To address this, Ontario will amend Regulation 909 under the Pension Benefits Act to require pension plan administrators to calculate and report their plan’s PBGF claim exposure. Ontario will use the improved data to support the protection of pension benefits into the future.

Section B: Protecting Our Economy

A Call for Fair Federal Support

Ontario is pleased that the federal government has committed to invest roughly three to four per cent of GDP, between $70-100 billion for economic stimulus over three years as outlined in the Government of Canada’s recent Fall Economic Statement 2020.

Ontario joins other provinces and territories in requesting that a meaningful portion of federal stimulus funding be earmarked for key provincial priorities, such as broadband, to recognize the important role provinces and territories are playing in fostering economic growth.

Ontario’s municipalities are also playing a central role in the recovery effort. To maintain critical municipal services, federal pandemic support must continue into 2021. Ontario has demonstrated its commitment through its almost $1 billion in new investments. This is in addition to the nearly $4 billion provided through the Safe Restart Agreement for municipalities and transit systems. The Province is joining municipal leaders in asking the federal government to step up and commit its share by providing, at minimum, a matching amount of federal funding to these important new provincial investments.

While Ontario awaits more details regarding the federal announcement of $5.9 billion over the next five years to accelerate public transit projects across Canada, Ontario and its municipal partners continue to jointly call on the federal government to commit at least 40 per cent funding towards Ontario’s priority subway projects.

Lastly, Ontario joins other provinces in calling for additional improvements to the federal government’s Fiscal Stabilization program that are needed to address significant annual declines in provincial revenues due to extraordinary economic circumstances brought about as a result of the COVID-19 pandemic.

Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy

Chapter 2 Economic Performance and Outlook

Chapter 2: Economic Performance and Outlook

Introduction

The second wave of COVID-19 had a significant impact on the provincial economy. Employment declined by 153,500 net jobs in January 2021. Private-sector forecasts for real gross domestic product (GDP) growth in 2021 have, on average, been reduced since the 2020 Budget. Ontario recognizes the significant impacts and is continuing to support people, employers and jobs during this challenging period as outlined in Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy.

Following two consecutive quarterly declines of 1.8 per cent and 12.2 per cent in the first half of 2020, Ontario’s real GDP increased 9.4 per cent in the third quarter, but it remained below the level of the fourth quarter in 2019. Ontario’s real GDP is estimated to have declined by 5.7 per cent in 2020. Between May 2020 and February 2021, Ontario employment has risen by 829,400 net jobs but remained 305,300 (-4.1 per cent) below its pre-pandemic level.

Ontario’s real GDP is projected to rise 4.0 per cent in 2021, 4.3 per cent in 2022, 2.5 per cent in 2023 and 2.0 per cent in 2024. For the purposes of prudent fiscal planning, these projections were set slightly below the average of private-sector forecasts.

Table 2.1

Summary of Ontario’s Economic Outlook

(Per Cent)

	2019	2020	2021p	2022p	2023p	2024p

Real GDP Growth	2.1	(5.7e)	4.0	4.3	2.5	2.0

Nominal GDP Growth	3.8	(4.8e)	6.2	6.4	4.5	4.0

Employment Growth	2.8	(4.8)	4.2	3.0	2.2	1.6

CPI Inflation	1.9	0.7	1.7	2.0	2.0	2.0

p = Ontario Ministry of Finance planning projection based on external sources.

e = estimate.

Sources: Statistics Canada and Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Recent Economic Performance

The COVID-19 pandemic resulted in a significant contraction in economic activity around the world in the first half of 2020. Global real GDP is estimated to have declined by 3.5 per cent in 2020, the largest annual decrease on record since 1980. Canadian real GDP declined by 5.4 per cent in 2020.

In the second half of 2020, economies around the world began to rebound, with all G7 countries experiencing growth in the third quarter and many countries continuing to show gains in the fourth quarter. Despite this growth, every G7 country remained below their pre-pandemic level of real GDP, reflecting the severity of the recession earlier in the year.

Chapter 2: Economic Performance and Outlook

Ontario’s real GDP increased by 9.4 per cent in the third quarter of 2020, following declines of 1.8 per cent and 12.2 per cent, respectively, in the first two quarters of 2020. Real GDP is projected to have continued growing during the fourth quarter of 2020. On an annual basis, Ontario real GDP is estimated to have declined 5.7 per cent in 2020.

Chapter 2: Economic Performance and Outlook

The Pandemic had Significant Employment Impacts

The global pandemic had a significant impact on jobs in the province. Between February and May of 2020, employment declined by 1,134,700 (-15.1 per cent), while the unemployment rate increased to 13.5 per cent. Between May 2020 and February 2021, employment increased by 829,400 net jobs. Overall employment remains 305,300 (-4.1 per cent) below the February 2020 level. As of February 2021, the unemployment rate was 9.2 per cent, down from a high of 13.5 per cent in May 2020.

Chapter 2: Economic Performance and Outlook

Despite the relatively strong initial rebound in employment compared to past recessions, recovery has been partial and uneven. Some industries, such as manufacturing, are above pre-pandemic levels, while others such as accommodation and food services are well below pre-COVID-19 levels of employment.

Chapter 2: Economic Performance and Outlook

The pandemic’s employment impacts have also been uneven across age groups, type of work and gender. Between February 2020 and 2021, part-time (-12.5 per cent), female (-4.9 per cent) and youth aged 15 to 24 (-14.3 per cent) employment all remained further below their pre-pandemic levels relative to other groups.

Chapter 2: Economic Performance and Outlook

Government Support Helped Families

As outlined in Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy, strong coordinated support from all levels of government has helped protect people and jobs, while positioning Ontario’s economy for recovery.

These policy actions included a broad range of income supports for families and individuals. Higher overall household disposable income and lower spending in the second quarter of 2020 led to a significant increase in household savings, which reached a record $148 billion before easing to $74 billion in the third quarter.

Chapter 2: Economic Performance and Outlook

Many Economic Indicators Have Rebounded

Key economic indicators have rebounded since their lows in the first half of 2020. Wholesale trade is now above its pre-pandemic level, while other indicators such as manufacturing sales, retail sales and merchandise exports are close to their pre-pandemic levels.

Ontario businesses have been significantly impacted by COVID-19. Government programs have provided substantial financial support for businesses over the last year. See Chapter 1: Ontario’s Action Plan: Protecting People’s Health and Our Economy for more details. There were positive signs in the second half of 2020, but key metrics on business performance remained below pre-pandemic levels, including business investment in machinery and equipment and the net operating surplus of corporations, a measure of profitability.

Chapter 2: Economic Performance and Outlook

Economic Outlook

The Ontario Ministry of Finance regularly consults with private–sector economists and tracks their forecasts to inform the government’s planning assumptions. Private–sector economists are forecasting that Ontario’s economy will grow over the next four years. On average, forecasters are projecting real GDP to grow 4.4 per cent in both 2021 and 2022, 2.6 per cent in 2023, and 2.1 per cent in 2024. The Ontario Ministry of Finance’s real GDP projections are set below the average of private–sector forecasts in each year for prudent planning purposes. Three external economic experts reviewed the Ontario Ministry of Finance’s economic assumptions and found them to be reasonable.1

Table 2.2

Private-Sector Forecasts for Ontario Real GDP Growth

(Per Cent)

	2021	2022	2023	2024
BMO Capital Markets (January)	5.0	4.8	–	–
Central 1 Credit Union (January)	4.0	4.4	2.7	–
CIBC Capital Markets (January)	3.9	5.2	–	–
The Conference Board of Canada (January)	4.3	4.4	2.0	1.5
Desjardins Group (January)	3.7	5.1	2.2	2.0
Laurentian Bank Securities (January)	4.2	4.5	–	–
National Bank of Canada (January)	3.6	4.2	–	–
Quantitative Economic Decisions, Inc. (February)	4.7	3.4	3.3	2.7
Royal Bank of Canada (December)	5.5	5.0	–	–
Scotiabank (January)	4.7	4.4	–	–
Stokes Economics (February)	4.6	3.3	2.2	1.9
TD Bank Group (December)	5.6	4.1	–	–
University of Toronto (February)	3.9	4.8	3.2	2.5
Private-Sector Survey Average	4.4	4.4	2.6	2.1
Ontario’s Planning Assumption	4.0	4.3	2.5	2.0
Source: Ontario Ministry of Finance Survey of Forecasters (February 3, 2021).

[1]	The three experts are from the Policy and Economic Analysis Program at the University of Toronto; Quantitative Economic Decisions, Inc.; and Stokes Economic Consulting, Inc.

Chapter 2: Economic Performance and Outlook

The current range of private-sector forecasts for Ontario over the medium term reflects the heightened uncertainty as a result of the global pandemic, with real GDP growth forecasts ranging from 3.6 per cent to 5.6 per cent in 2021 and 3.3 per cent to 5.2 per cent in 2022. The range in 2021 real GDP forecasts is double the average for the first year projected in Budgets from 2004 to 2019. The range around forecasts for 2022 is roughly one-and-a-half times the average for the second year projected in Budgets over the same period.

Chapter 2: Economic Performance and Outlook

Global Economic Environment

Ongoing deployment of COVID-19 vaccines has supported expectations for global economic growth in 2021. Global real GDP is expected to rise 5.5 per cent in 2021 and 4.2 per cent in 2022.

The strength of the global economic recovery is likely to vary across countries, depending on the effectiveness of public health measures, access to COVID-19 vaccines and treatments, and fiscal and monetary policy support. After declining 3.5 per cent in 2020, U.S. real GDP is expected to advance 4.9 per cent in 2021 and by 3.8 per cent in 2022. The Euro area is expected to grow at a slightly slower rate of 4.2 per cent in 2021 and 3.6 per cent in 2022. China remains the only major economy in the world to have recorded real GDP growth in 2020 at a pace of 2.3 per cent and China’s real GDP is expected to rise 8.1 per cent in 2021 and 5.6 per cent in 2022.

Table 2.3

External Factors

	2019	2020	2021p	2022p	2023p	2024p

World Real GDP Growth (Per Cent)	2.8	(3.5e)	5.5	4.2	3.8	3.6

U.S. Real GDP Growth (Per Cent)	2.2	(3.5)	4.9	3.8	2.3	2.1

West Texas Intermediate (WTI) Crude Oil ($US per Barrel)	57	39	47	52	56	57

Canadian Dollar (Cents US)	75.4	74.6	78.5	78.5	79.2	80.2

Three-Month Treasury Bill Rate[1] (Per Cent)	1.7	0.4	0.2	0.2	0.5	1.1

10-Year Government Bond Rate[1] (Per Cent)	1.6	0.7	1.0	1.4	1.8	2.4

e = International Monetary Fund estimate.

p = Ontario Ministry of Finance planning projection based on external sources.

[1]	Government of Canada interest rates.

Sources: International Monetary Fund World Economic Outlook (January 2021 and October 2020); U.S. Bureau of Economic Analysis; U.S. Energy Information Administration; Bank of Canada; “Blue Chip Economic Indicators” (February 2021 and October 2020); and Ontario Ministry of Finance Survey of Forecasters.

After lowering their policy rates and initiating asset purchasing programs at the outbreak of the pandemic, major central banks have maintained accommodative monetary policy to support economic recovery.

The U.S. Federal Reserve has kept the target range for the federal funds rate at 0 to 0.25 per cent since March 2020. It has committed to maintaining this target range until labour market conditions have reached full employment, and inflation has risen to and exceeded the two per cent target for some time. In addition, the U.S. Federal Reserve has continued its asset purchasing programs to help support accommodative financial conditions.

Chapter 2: Economic Performance and Outlook

The Bank of Canada has kept its policy interest rate target at 0.25 per cent and has significantly increased asset purchases since March 2020. The Bank has committed to keeping the policy interest rate unchanged until its two per cent inflation target is sustainably achieved. The Bank anticipates this will not occur until 2023. Consistent with this, the three-month Treasury Bill rates are expected to remain low through 2023. The 10-year bond rate is projected to rise over the projection period to 2.4 per cent in 2024.

Stronger economic growth has supported a recovery in oil prices since the sharp decline in early 2020. West Texas Intermediate (WTI) oil prices have risen strongly in recent months. WTI oil prices are projected to rise on an annual basis over the forecast period as global economic growth strengthens energy demand.

Having declined from 77 cents US to 69 cents US in early 2020, the Canadian dollar has risen recently and is projected to appreciate gradually over the next three years.

Chapter 2: Economic Performance and Outlook

Details of Ontario’s Economic Outlook

The Ontario Ministry of Finance estimates that Ontario real GDP declined by 5.7 per cent in 2020. Real GDP is then projected to rise by 4.0 per cent in 2021 and 4.3 per cent in 2022 before moderating to 2.5 per cent in 2023 and 2.0 per cent in 2024.

Table 2.4 provides details of the Ontario Ministry of Finance’s economic outlook over the forecast period.

Table 2.4

The Ontario Economy, 2019 to 2024

(Per Cent Change)

	2019	2020		2021p	2022p	2023p	2024p
Real Gross Domestic Product	2.1	(5.7e	)	4.0	4.3	2.5	2.0
Nominal Gross Domestic Product	3.8	(4.8e	)	6.2	6.4	4.5	4.0
Compensation of Employees	4.6	(1.8e	)	4.2	5.0	4.8	4.1
Net Operating Surplus — Corporations	0.0	(11.5e	)	8.0	7.4	4.4	4.2
Nominal Household Consumption	3.5	(5.8e	)	5.9	7.2	4.9	4.2
Other Economic Indicators
Employment	2.8	(4.8)		4.2	3.0	2.2	1.6
Job Creation (000s)	204	(355)		298	222	168	124
Unemployment Rate (Per Cent)	5.6	9.6		8.2	6.9	6.5	6.3
Consumer Price Index	1.9	0.7		1.7	2.0	2.0	2.0
Housing Starts (000s)	69.0	81.3		80.2	79.3	80.2	81.2
Home Resales	9.0	8.7		5.5	(6.7)	1.3	0.8
Home Resale Prices	6.4	16.0		7.5	0.0	0.5	2.0
Key External Variables
U.S. Real Gross Domestic Product	2.2	(3.5)		4.9	3.8	2.3	2.1
WTI Crude Oil ($US per Barrel)	57	39		47	52	56	57
Canadian Dollar (Cents US)	75.4	74.6		78.5	78.5	79.2	80.2
Three-Month Treasury Bill Rate[1]	1.7	0.4		0.2	0.2	0.5	1.1
10-Year Government Bond Rate[1]	1.6	0.7		1.0	1.4	1.8	2.4

e = Ontario Ministry of Finance estimate.

p = Ontario Ministry of Finance planning projection.

[1]	Government of Canada interest rates (per cent).

Sources: Statistics Canada; Canada Mortgage and Housing Corporation; Canadian Real Estate Association; Bank of Canada; United States Bureau of Economic Analysis; “Blue Chip Economic Indicators” (October 2020 and February 2021); U.S. Energy Information Administration and Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Employment to Increase

Rebounding economic activity is anticipated to support employment gains over the forecast period. Employment is projected to grow by 4.2 per cent, or close to 300,000 net new jobs, in 2021 and then by 3.0 per cent, or over 200,000 net new jobs, in 2022. Employment gains are projected to continue in 2023 and 2024, averaging growth of 1.9 per cent, or close to 150,000 net new jobs annually. The unemployment rate is projected to decline from 9.6 per cent in 2020 to 8.2 per cent in 2021 and steadily decline to 6.3 per cent in 2024.

As the economy recovers over the projection period, real GDP and employment are forecast to surpass their pre-pandemic levels in early 2022.

Chapter 2: Economic Performance and Outlook

Household Spending to Boost Growth

Recovering employment and wages will support household spending, which is expected to be an important contributor to growth over the projection period. After declining in 2020, compensation of employees is projected to rise by 4.5 per cent on average, annually, over the 2021 to 2024 period.

Lower consumer spending, weaker price inflation and large government transfers resulted in heightened household savings in 2020. The additional savings and pent-up consumer demand are expected to support robust consumer spending in the near term. When pandemic risks ease and economic conditions begin to normalize, households are expected to boost spending on goods and services. This was the case in the third quarter of 2020, when real household spending rose by over 13.6 per cent and savings accumulation slowed.

Chapter 2: Economic Performance and Outlook

Housing Activity Expected to Moderate

Demand for housing has been strong during the COVID-19 pandemic, supported by low interest rates and higher overall disposable incomes. Strong home resale activity and price gains have been broad-based across many regions of Ontario. Home resales rose 8.7 per cent to almost 228,000 units in 2020, representing the second-highest volume of sales on record. The average Ontario resale home price rose 16.0 per cent to around $705,000.

The strong housing momentum is expected to continue with home resales projected to rise 5.5 per cent in 2021 and the average home resale price to increase 7.5 per cent. Housing activity is expected to moderate between 2022 and 2024 to levels consistent with fundamental drivers of housing demand, such as population growth.

Chapter 2: Economic Performance and Outlook

Risks to the Outlook

Uncertainty remains heightened for the global economy and international financial markets. The evolution of the COVID-19 pandemic continues to represent the main risk for the Ontario economy.

Widespread vaccination presents an opportunity to lift business and consumer confidence and support a return to more normal economic activity. However, risks remain due to new variants of the virus and uncertainty related to the future path of the COVID-19 pandemic.

The American Rescue Plan, which provides up to $1.9 trillion US in fiscal support, is an upside to the economy in the United States that could boost Ontario’s exports, leading to stronger economic growth.

Longer-term bond yields have risen more quickly than expected early in 2021, reflecting an improving economic outlook and rising inflation expectations. The Bank of Canada projects Consumer Price Index (CPI) inflation will temporarily exceed two per cent in the second quarter of 2021, driven by a rise in gasoline prices. If sustained faster CPI growth occurs, higher interest rates could dampen economic activity.

Housing prices and resales rebounded sharply in the second half of 2020, driven by low interest rates, shifting housing preferences and higher overall household savings. A larger-than-forecast moderation in housing market activity could adversely impact the economic outlook.

Major economic downturns in Ontario have historically been followed by a period of relatively strong and sustained growth. Historical experience suggests that average annual real GDP growth eventually resumes at or close to its pre-recession pace, as was the case following the recessions in Ontario in the early 1990s and 2008–09.

Table 2.5 displays current estimates of the impact of sustained changes in key external factors on Ontario’s real GDP, assuming other external factors are unchanged. The relatively wide range of estimated impacts reflects the uncertainty regarding how the economy could respond to these changes in external conditions.

Table 2.5

Impact of Sustained Changes in Key External Factors on Real GDP Growth

(Percentage Point Change)

Change in Real GDP Growth

	First Year	Second Year
Canadian Dollar Depreciates by Five Cents US	+0.1 to +0.7	+0.2 to +0.8
Crude Oil Prices Decrease by $10 US per Barrel	+0.1 to +0.3	+0.1 to +0.3
U.S. Real GDP Growth Increases by One Percentage Point	+0.2 to +0.6	+0.3 to +0.7
Canadian Interest Rates Increase by One Percentage Point	(0.1) to (0.5)	(0.2) to (0.6)

Source: Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Revisions to the Outlook since the 2020 Budget

Ontario’s real GDP growth is estimated to have declined 5.7 per cent in 2020, a smaller decline than the 6.5 per cent decline projected at the time of the 2020 Budget. The outlook over the 2021 to 2024 period has been revised compared to the projections in the 2020 Budget. Key changes since the 2020 Budget include:

•	Slower real and nominal GDP growth in 2021, followed by stronger growth in 2022 and 2023; and

•	Stronger housing activity in 2021, followed by slower resale activity in 2022 and 2023.

Table 2.6

Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions: 2020 Budget Compared with 2021 Budget

(Per Cent Change)

	2020		2021p		2022p		2023p

	2020 Budget	2021 Budget	2020 Budget	2021 Budget	2020 Budget	2021 Budget	2020 Budget	2021 Budget
Real Gross Domestic Product	(6.5)	(5.7)	4.9	4.0	3.5	4.3	2.0	2.5
Nominal Gross Domestic Product	(5.0)	(4.8)	6.6	6.2	5.7	6.4	4.2	4.5
Compensation of Employees	(2.5)	(1.8)	5.3	4.2	5.1	5.0	4.6	4.8
Net Operating Surplus — Corporations	(16.0)	(11.5)	10.0	8.0	10.3	7.4	2.7	4.4
Nominal Household Consumption	(6.0)	(5.8)	7.4	5.9	6.0	7.2	4.2	4.9
Other Economic Indicators
Employment	(5.4)	(4.8)	5.0	4.2	2.5	3.0	1.9	2.2
Job Creation (000s)	(401)	(355)	353	298	183	222	144	168
Unemployment Rate (Per Cent)	9.5	9.6	7.7	8.2	6.8	6.9	6.3	6.5
Consumer Price Index	0.5	0.7	1.7	1.7	2.0	2.0	1.9	2.0
Housing Starts (000s)	75.0	81.3	73.0	80.2	75.0	79.3	77.0	80.2
Home Resales	0.0	8.7	5.0	5.5	3.0	(6.7)	2.0	1.3
Home Resale Prices	12.0	16.0	0.0	7.5	2.0	0.0	4.0	0.5
Key External Variables
U.S. Real Gross Domestic Product	(4.0)	(3.5)	3.9	4.9	2.9	3.8	2.3	2.3
WTI Crude Oil ($US per Barrel)	40	39	47	47	52	52	56	56
Canadian Dollar (Cents US)	74.2	74.6	75.3	78.5	75.4	78.5	76.0	79.2
Three-Month Treasury Bill Rate[1]	0.4	0.4	0.2	0.2	0.2	0.2	0.4	0.5
10-Year Government Bond Rate[1]	0.7	0.7	0.8	1.0	1.3	1.4	1.7	1.8

p = Ontario Ministry of Finance planning projection.

[1]	Government of Canada interest rates (per cent).

Sources: Statistics Canada; Canada Mortgage and Housing Corporation; Canadian Real Estate Association; Bank of Canada; United States Bureau of Economic Analysis; “Blue Chip Economic Indicators” (February 2021 and October 2020); U.S. Energy Information Administration; and Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Economic Outlook Scenarios

Disruptions caused by the COVID-19 pandemic and risks related to its future impact have led to a high degree of uncertainty surrounding the economic forecast for Ontario. While the planning assumptions for economic growth are reasonable and prudent based on available private-sector forecasts, there are a broad range of factors that could result in economic growth being relatively stronger or weaker.

In order to illustrate the high degree of economic uncertainty, the Ontario Ministry of Finance has developed Faster Growth and Slower Growth scenarios that the economy could take over the next several years. In the 2020 Budget, Ontario was one of the first governments in the country to provide economic scenarios in response to the uncertainty as a result of the COVID-19 pandemic. These alternative scenarios should not be considered the best case or the worst case. Rather, they represent possible outcomes in this period of heightened uncertainty.

Table 2.7

Ontario Real GDP Growth Scenarios

(Per Cent)

	2021p	2022p	2023p	2024p

Faster Growth Scenario	5.9	4.7	2.7	2.2

Planning Projection	4.0	4.3	2.5	2.0

Slower Growth Scenario	3.1	3.4	2.3	1.8

p = Ontario Ministry of Finance planning projection and alternative scenarios.

Source: Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

These economic scenarios indicate the broad range of risk related to future economic growth. In the planning projection, the level of real GDP surpasses its pre-pandemic level of the fourth quarter of 2019 by the first quarter of 2022. In the Faster Growth scenario, the pre-pandemic level of real GDP is reached by the third quarter of 2021, while in the Slower Growth scenario it is not reached until the third quarter of 2022. By the year 2024, the level of real GDP in the Faster Growth scenario is 2.6 per cent higher than the planning projection, while in the Slower Growth scenario the level of real GDP is 2.1 per cent lower.

Chapter 2: Economic Performance and Outlook

Transparent Reporting on the Economy

The Fiscal Sustainability, Transparency and Accountability Act, 2019 (FSTAA) states that the quarterly Ontario Economic Accounts (OEA) shall be released within 45 days after the Statistics Canada release of the National Income and Expenditure Accounts. This deadline is included in the Premier and Minister’s Accountability Guarantee.

The OEA provides a comprehensive overall assessment of the performance of Ontario’s economy. Private-sector economists use this to assess the current state of the province’s economy and as a basis for updating their forecasts. The OEA informs the government’s economic and revenue forecasts, providing a key foundation for Ontario’s fiscal plan.

In compliance with the legislation, the quarterly OEA will be released according to the schedule outlined in Table 2.8.

Chapter 2: Economic Performance and Outlook

Chapter 3 Ontario’s Fiscal Plan and Outlook

Chapter 3: Ontario’s Fiscal Plan and Outlook

Introduction

As the ongoing fight against the COVID-19 pandemic continues, the government remains focused on protecting people’s health and the economy. The government is also committed to ensuring a strong economic and fiscal recovery, while continuing to invest in critical public services.

Since the onset of the pandemic last year, the government has taken decisive action to ensure that people, jobs and employers most heavily impacted by the COVID-19 pandemic are supported. Through the actions announced as part of the 2021 Budget, the government is committing an additional $6.1 billion to the fight against COVID-19, bringing the Province’s total projected COVID-19 response to $51 billion over four years.

Ontario is projecting a $38.5 billion deficit in 2020–21. Over the medium term, the government projects steadily declining deficits of $33.1 billion in 2021–22, $27.7 billion in 2022–23 and $20.2 billion in 2023–24.

Due to the increase in the Province’s investments in capital assets, the net debt-to-GDP ratio is projected to be 47.1 per cent in 2020–21, 0.1 percentage point higher than the 47.0 per cent forecast presented in the 2020 Budget. Ontario is projecting increasing net debt-to-GDP ratios over the medium-term outlook, with a gradually slower rate of increase over this period.

Table 3.1

Fiscal Summary

($ Billions)
	Actual 2019–20	Interim[1] 2020–21	Medium-Term Outlook
			2021–22	2022–23	2023–24
Revenue	156.1	151.8	154.0	160.0	167.0
Expense
Programs[2]	152.3	177.8	173.0	172.5	171.1
Interest on Debt	12.5	12.5	13.1	13.7	14.6
Total Expense	164.8	190.3	186.1	186.2	185.6
Surplus/(Deficit) Before Reserve	(8.7)	(38.5)	(32.1)	(26.2)	(18.7)
Reserve	–	–	1.0	1.5	1.5
Surplus/(Deficit)	(8.7)	(38.5)	(33.1)	(27.7)	(20.2)
Net Debt as a Per Cent of GDP	39.6%	47.1%	48.8%	49.6%	50.2%
Accumulated Deficit as a Per Cent of GDP	25.3%	31.1%	33.0%	33.9%	34.4%
[1]	Interim represents the 2021 Budget projection for the 2020–21 fiscal year.
[2]	For a breakout of COVID-19 time-limited funding see Table 3.8.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

2020–21 Interim Fiscal Performance

Ontario’s 2020–21 deficit is projected to be $38.5 billion — unchanged from the outlook published in the 2020 Budget.

The 2021 Budget is projecting revenues in 2020–21 to be $151.8 billion, $0.7 billion higher than forecast in the 2020 Budget.

Program expense is projected to be $177.8 billion, $3.2 billion higher than the 2020 Budget forecast, primarily due to investment in hospitals, long-term care homes and supports for employers.

Ontario is forecast to pay $12.5 billion in interest costs in 2020–21, unchanged from the forecast in the 2020 Budget. The net debt-to-GDP ratio in 2020–21 increased slightly as a result of increased investments in capital assets.

The 2020 Budget also maintained a $2.5 billion reserve to protect the fiscal plan against unforeseen adverse changes in Ontario’s revenue and expense forecasts for the remainder of the fiscal year. The reserve was drawn down by $2.0 billion in the 2020–21 Third Quarter Finances and the remaining $500 million has been drawn down at interim to support the government’s ongoing response to the pandemic.

Table 3.2

2020–21 In-Year Fiscal Performance

($ Millions)
	2020 Budget	Interim[1] 2020–21	In-Year Change
Revenue	151,074	151,813	739
Expense
Programs	174,586	177,825	3,239
Interest on Debt	12,456	12,456	–
Total Expense	187,042	190,281	3,239
Surplus/(Deficit) Before Reserve	(35,968)	(38,468)	(2,500)
Reserve	2,500	–	(2,500)
Surplus/(Deficit)	(38,468)	(38,468)	–
[1]	Interim represents the 2021 Budget projection for the 2020–21 fiscal year.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Revenue

The 2020–21 total revenue outlook is $151.8 billion, $0.7 billion higher than projected in the 2020 Budget.

Table 3.3

Summary of Revenue Changes since the 2020 Budget

($ Millions)
		Interim[1] 2020–21
2020 Budget Total Revenue		151,074

Total Revenue Changes in the 2020–21 Third Quarter Finances		612

Revenue Changes since the 2020–21 Third Quarter Finances
Sales Tax	45
Land Transfer Tax	43
Employer Health Tax	39
Total Revenue Changes since the 2020 Budget		739

2021 Budget Total Revenue Outlook		151,813
[1]	Interim represents the 2021 Budget projection for the 2020–21 fiscal year.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

In the 2020–21 Third Quarter Finances, the revenue forecast increased by $612 million due to higher taxation revenues, Government of Canada transfers and net income from Government Business Enterprises (GBEs).

The 2020–21 revenue forecast has increased since the 2020–21 Third Quarter Finances due to higher-than-expected tax revenues in January for Sales Tax, Land Transfer Tax and Employer Health Tax.

The 2020–21 revenues are currently forecast to be $739 million higher compared to the 2020 Budget. This includes higher taxation revenues of $1,637 million, mainly due to a smaller-than-projected economic decline in 2020 than the prudent planning assumptions reported in the 2020 Budget. The forecast for Government of Canada transfers is higher by $385 million mainly reflecting increased federal funding of $420 million under the Workforce Development Agreements. The outlook for net income from GBEs is higher by $306 million due to increased forecasts for earnings from the Ontario Lottery and Gaming Corporation (OLG), Liquor Control Board of Ontario (LCBO), Ontario Power Generation (OPG) and Hydro One Ltd. All other non-tax revenues combined are $1,589 million lower, largely due to lower third-party revenues from hospitals, school boards and colleges, and lower revenue from other consolidated government agencies.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Expense

The 2020–21 total expense outlook is $190.3 billion, $3.2 billion higher than the 2020 Budget forecast as a result of additional investments to protect people’s health and the economy of Ontario.

Table 3.4

Summary of Expense Changes since the 2020 Budget

($ Millions)

		Interim[1] 2020–21
2020 Budget Total Expense		187,042

Total Expense Changes in the 2020–21 Third Quarter Finances		2,612

Program Expense Changes since the 2020–21 Third Quarter Finances

Protecting People’s Health
Updates to Health Sector Funding	684
Procurement of Personal Protective Equipment and Critical Supplies and Equipment	20
Additional Funding for Retirement Homes	5
Total Protecting People’s Health		709

Protecting Our Economy
Ontario Small Business Support Grant	2,000
Ontario COVID-19 Child Benefit	980
Municipal Operating Support	500
Maintaining Homelessness Supports through the Social Services Relief Fund	255
Additional Provincial Funding for Municipal Transit	150
Proposed Temporary Ontario Jobs Training Tax Credit	65
Proposed Enhancement to the CARE Tax Credit for 2021	20
All Other Changes	29
Total Protecting Our Economy		3,999

Other Changes
Re-profiled Allocation of the Temporary Tourism Measure from 2020–21 to 2021–22	(30)
All Other Changes	(63)
Total Other Changes		(93)

Drawdown of the Standard Contingency Fund to Offset Spending		(3,988)

Total Program Expense Changes since the 2020–21 Third Quarter Finances		627
Interest on Debt Change since the 2020–21 Third Quarter Finances		–
Total Expense Changes since the 2020–21 Third Quarter Finances		627

2021 Budget Total Expense Outlook		190,281
[1]	Interim represents the 2021 Budget projection for the 2020–21 fiscal year.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

The following key in-year expense changes are projected relative to the 2020–21 Third Quarter Finances:

•

$684 million primarily due to investments to support hospitals which have experienced reduced third-party revenues due to COVID-19, as well as adjustments to capital grants and consolidations. This is in addition to support being provided to the hospital sector to address working funds deficits;

•	An additional $20 million for the procurement of personal protective equipment and other critical supplies and equipment to support frontline staff in public sectors during the pandemic;

•	$5 million in one-time COVID-19 funding to support older adults in retirements homes;

•

$2.0 billion in additional support to businesses, including $300 million to top-up the Ontario Small Business Support Grant to reflect the updated forecast for program demand, and $1.7 billion in support to businesses through a second payment of the Ontario Small Business Support Grant;

•

$980 million in time-limited funding through the Ontario COVID-19 Child Benefit, in addition to the $868 million provided since March 2020. The additional funding will help cover any additional costs that families are facing due to COVID-19. This means over $1.8 billion provided directly to support families;

•

Nearly $1 billion in additional provincial financial relief provided to municipalities, on top of the $4 billion in assistance that has been provided through the historic federal–provincial Safe Restart Agreement, including:

•	$500 million in additional provincial funding to support municipal operating pressures and recovery in 2021;

•

$255 million in new provincial funding through the Social Services Relief Fund to support municipal service managers and Indigenous program partners in immediately responding to rising COVID-19 caseloads in shelter settings. This builds on the $510 million provided through the Social Services Relief Fund in 2020–21 that ensured the continuity of critical supports for vulnerable people based on local need; and

•

$150 million in additional provincial funding to support municipal transit systems providing reliable transportation services during the pandemic, which in some cases have experienced a 90 per cent decrease in ridership and revenue.

•	$65 million to help workers with their training expenses through a proposed temporary Ontario Jobs Training Tax Credit for 2021; and

•	$20 million to further support families with their child care expenses through a proposed enhancement to the CARE tax credit for 2021.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Other changes include:

•	Fiscal reprofiling of the temporary tourism measure to 2021–22, in light of public health guidelines on travel safety; and

•	All other changes include technical adjustments such as accounting changes for consolidated entities.

Interest on Debt expense is projected to be $12.5 billion, unchanged from the forecast in the 2020–21 Third Quarter Finances.

Fiscal Prudence

To protect the health of the people of Ontario, and support families, employers and jobs during the pandemic, the Province made available time-limited pandemic response funding and extraordinary contingencies of $13.3 billion in 2020–21, as presented in the 2020 Budget. This funding is tracked under the categories of COVID-19 Health Sector Expense, the COVID-19 Health Contingency Fund and the Support for People and Jobs Fund. The balances in these funds have been fully allocated as of the 2020–21 Third Quarter Finances as part of the government’s effort to combat the COVID-19 pandemic and support the recovery of the province.

The Fiscal Sustainability, Transparency and Accountability Act, 2019 (FSTAA) requires Ontario’s fiscal plan to incorporate prudence in the form of a reserve to protect the fiscal outlook against unforeseen adverse changes in the province’s revenue and expense, including those resulting from changes in Ontario’s economic performance. The reserve has been drawn down at interim to support the government’s ongoing response to the pandemic. Additionally, the standard Contingency Fund is maintained to help mitigate expense risks — for example, in cases where health and safety may be compromised, and which may otherwise adversely affect Ontario’s fiscal performance. The standard Contingency Fund was $3.0 billion at the time of the 2020 Budget, $4.0 billion as of the 2020–21 Third Quarter Finances and has now been fully allocated.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Medium-Term Fiscal Plan

Ontario is projecting deficits of $33.1 billion in 2021–22, $27.7 billion in 2022–23, and $20.2 billion in 2023–24.

Over the medium term, revenue is forecast to increase from $156.1 billion in 2019–20 to $167.0 billion in 2023–24, while total expense is projected to increase from $164.8 billion to $185.6 billion over the same period.

Medium-Term Revenue Outlook

Table 3.5

Summary of Medium-Term Revenue Outlook

($ Billions)

	Actual	Interim[1]	Medium-Term Outlook
	2019–20	2020–21	2021–22	2022–23	2023–24
Revenue
Personal Income Tax	37.7	35.9	36.4	37.4	39.1
Sales Tax	28.6	26.0	27.6	30.2	31.9
Corporations Tax	15.4	11.4	14.4	14.8	15.4
Ontario Health Premium	4.1	4.0	4.1	4.2	4.4
Education Property Tax	6.2	6.0	5.8	5.7	5.7
All Other Taxes	16.3	15.8	16.6	16.6	16.9
Total Taxation Revenue	108.3	99.1	104.8	109.1	113.5
Government of Canada	25.4	33.7	27.4	27.7	28.7
Income from Government Business Enterprises	5.9	3.9	4.5	5.5	6.6
Other Non-Tax Revenue	16.5	15.1	17.2	17.9	18.3
Total Revenue	156.1	151.8	154.0	160.0	167.0
[1]	Interim represents the 2021 Budget projection for the 2020–21 fiscal year.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

The taxation revenue forecast reflects the outlook for the economy, experience from past periods of economic recession and recovery, and government tax policy commitments. For an overview of the province’s economic planning assumptions, see Chapter 2: Economic Performance and Outlook for more details.

The primary driver of the forecast for Personal Income Tax (PIT) revenue is the outlook for growth in the compensation of employees. Revenues in 2020–21 and 2021–22 also reflect projected Canada Emergency Response Benefit and Canada Recovery Benefit payments that have been deemed taxable by the federal government. From 2020–21 to 2023–24, PIT revenue is projected to grow at an average annual rate of 3.0 per cent.

Chapter 3: Ontario’s Fiscal Plan and Outlook

The Sales Tax revenue projection is based primarily on the forecast for household consumption spending. Sales Tax revenue is projected to grow at an average annual rate of 7.0 per cent from 2020–21 to 2023–24.

The forecast for Corporations Tax revenue is driven by the projected net operating surplus of corporations. Corporations Tax revenue is projected to grow at an average annual rate of 10.5 per cent from 2020–21 to 2023–24.

The Ontario Health Premium revenue forecast is based primarily on the outlook for the compensation of employees. Ontario Health Premium revenue is projected to increase at an average annual rate of 3.6 per cent from 2020–21 to 2023–24.

Education Property Tax revenue is projected to decrease at an average annual rate of 1.5 per cent from 2020–21 to 2023–24. This is largely due to the impact of the previously announced municipal option to target tax relief to small businesses and the reduction in Business Education Tax (BET) rates in 2021, partially offset by growth in the property assessment base resulting from new construction activities.

Revenues from All Other Taxes are projected to increase at an average annual rate of 2.2 per cent from 2020–21 to 2023–24. This includes revenues from the Employer Health Tax, Land Transfer Tax, Beer, Wine and Spirits Taxes and volume-based taxes such as the Gasoline Tax, Fuel Tax and Tobacco Tax.

The forecast for Government of Canada transfers is based on existing federal–provincial funding agreements and formulas. In the medium term, the outlook for federal transfers is mainly driven by projections of the Canada Health Transfer, Canada Social Transfer, funding for infrastructure projects, labour market programs and direct transfers to the Broader Public Sector. Revenues in 2020–21 reflect $7.4 billion in one-time federal funding related to the COVID-19 pandemic. Federal transfers are projected to decrease at an average annual rate of 5.3 per cent from 2020–21 to 2023–24. The forecast does not include any amounts for Fiscal Stabilization for which the province may be eligible to apply.

The outlook for Income from Government Business Enterprises (GBEs) is based on Ontario Ministry of Finance estimates for Hydro One Ltd. and projections provided by Ontario Power Generation, the Ontario Cannabis Store, the Liquor Control Board of Ontario and the Ontario Lottery and Gaming Corporation (OLG). Revenues from GBEs are projected to increase at an average annual rate of 19.5 per cent from 2020–21 to 2023–24. The strong average annual growth mainly reflects the recovery of OLG net income that was impacted by the shutdown of casinos in 2020–21 due to the COVID-19 pandemic.

The forecast for Other Non-Tax Revenue is based on projections provided by government ministries and provincial agencies. The outlook for Other Non-Tax revenues is projected to increase at an average annual rate of 6.5 per cent from 2020–21 to 2023–24.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Risks to the Revenue Outlook

There are a variety of risks to the economic planning assumptions underlying the revenue forecast, as outlined in Chapter 2: Economic Performance and Outlook. Table 3.6 highlights some of the key risks and sensitivities to the 2021–22 revenue forecast that could arise from unexpected changes in economic conditions. These are only estimates and actual results can vary. The risks identified are based on factors that are considered to have the most material impact on the largest revenue sources. In the context of 2021–22, these sensitivities reflect experience during past post-recession economic recoveries.

Table 3.6

Selected Economic and Revenue Risks and Sensitivities

Economic Factors	Revenue Sources	2021–22 Sensitivities
Nominal GDP	Total Taxation Revenue	$1,100 million revenue change for each percentage point change in nominal GDP growth. This can vary significantly, depending on the composition and source of changes in GDP growth.
Compensation of Employees	Personal Income Tax, Ontario Health Premium and Employer Health Tax	$550 million revenue change for each percentage point change in growth in compensation of employees.
Household Consumption Expenditures	Harmonized Sales Tax	$215 million revenue change for each percentage point change in growth of household consumption expenditures.
Net Operating Surplus of Corporations	Corporations Tax	$117 million revenue change for each percentage point change in growth in net operating surplus of corporations.
Housing Resales and Resale Prices	Land Transfer Tax	$39 million revenue change for each percentage point change in growth of either the number or prices of housing resales.
Ontario Population Share	Canada Health Transfer	$43 million revenue change for each one-tenth of a percentage point change in Ontario’s population share.
Ontario Population Share	Canada Social Transfer	$15 million revenue change for each one-tenth of a percentage point change in Ontario’s population share.

Source: Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Revenue Outlook Scenarios

In order to illustrate the high degree of economic uncertainty in the current environment, the Ontario Ministry of Finance has developed two plausible alternative scenarios that the economy could take over the next several years. See Chapter 2: Economic Performance and Outlook for more details. Based on the two alternative economic scenarios, two taxation revenue scenarios were developed, representing reasonable paths intended to illustrate a broader range of possible outcomes.

Table 3.7

Taxation Revenue Scenarios

($ Billions)

	2021–22p	2022–23p	2023–24p

Faster Growth Scenario	107.6	113.4	119.3

Planning Projection	104.8	109.1	113.5

Slower Growth Scenario	103.0	105.3	108.4

p = Ontario Ministry of Finance planning projection and alternative scenarios

Source: Ontario Ministry of Finance.

In the Faster Growth scenario, total taxation revenue is $5.8 billion higher in 2023–24 than the planning projection, while in the Slower Growth scenario, total taxation revenue is $5.1 billion lower.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Medium-Term Expense Outlook

Ontario’s program expense outlook is projected to grow from $152.3 billion in 2019–20 to $171.1 billion in 2023–24. This reflects the government’s ongoing commitment to protect people’s health and to support the economy of Ontario.

Table 3.8

Summary of Medium-Term Expense Outlook

($ Billions)

	Actual	Interim[1]	Medium-Term Outlook
	2019–20	2020–21	2021–22	2022–23	2023–24
Base Programs[2]
Health Sector	63.7	66.7	69.8	70.6	72.0
Education Sector[3]	30.2	30.6	31.3	31.4	31.5
Postsecondary Education Sector	10.5	10.3	10.7	11.0	11.2
Children’s and Social Services Sector	17.1	17.7	17.8	18.0	18.1
Justice Sector	4.7	4.6	4.8	4.8	4.7
Other Programs	26.1	27.8	31.9	34.0	33.5
Total Base Programs	152.3	157.7	166.3	169.7	171.1
COVID-19 Time-Limited Funding	–	20.1	6.7	2.8	–
Total Programs	152.3	177.8	173.0	172.5	171.1
Interest on Debt	12.5	12.5	13.1	13.7	14.6
Total Expense	164.8	190.3	186.1	186.2	185.6
[1]	Interim represents the 2021 Budget projection for the 2020–21 fiscal year.
[2]

For presentation purposes in the 2021 Budget, one-time COVID-19 related spending has been included within COVID-19 Time-Limited Funding. This funding includes a one-time COVID-19 Health Sector expense of $8.3 billion in 2020–21, funding allocated from the Support for People and Jobs Fund, and other time-limited tax, energy and health care initiatives. The change in presentation does not impact ministry allocations or ministry structure(s) to be presented in the 2021–22 Expenditure Estimates. For details on time-limited funding and contingencies, see Table 3.9.

[3]	Excludes Teachers’ Pension Plan, which is included in Other Programs.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

As part of Ontario’s effort to protect people’s health and the economy of Ontario, the government has made available COVID-19 Time-Limited Funding to combat the pandemic and support the recovery of the province. This funding is presented separately in order to transparently capture the temporary nature of these investments.

On top of these temporary COVID-19 related initiatives, the government continues to invest in programs that serve the people of Ontario. Over the medium-term outlook, base program expense is projected to increase every year, growing at an average annual rate of 3.0 per cent from 2019–20 to 2023–24.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Highlights of the changes to program expense outlook over the medium term include the following:

•	Base Health sector expense is projected to increase from $63.7 billion in 2019–20 to $72.0 billion in 2023–24. Key investments include:

•	Providing $4.9 billion in funding over four years to implement Ontario’s Long-Term Care Staffing Plan, including an increase in average daily direct care per resident to four hours;

•

Providing the hospital sector with an additional $778 million in 2021–22 for investments to care for a growing and aging population, increase hospital capacity, provide additional clinical services and support specialty psychiatric hospitals, specialty children hospitals and small hospitals. This is in addition to the $760 million to care for COVID-19 and other patients with added capacity of more than 3,100 hospital beds, and an additional $300 million to reduce the surgical backlog on top of previous investments;

•	Investing an additional $602.2 million in 2021–22 in the Ontario Public Drug Program to support greater utilization, higher drug costs and the increase in the number of eligible recipients;

•	$309.3 million over three years for additional operating funds for long-term care homes;

Chapter 3: Ontario’s Fiscal Plan and Outlook

•

$246 million over four years for renovations in long-term care homes to improve infection prevention and control, through measures such as upgrades to support physical distancing, facility repairs and updating ventilation systems, including air conditioning;

•

Providing $234.9 million over three years to ensure the people of Ontario have access to blood products required to treat a variety of conditions including burns, bleeding disorders, liver diseases and many types of cancer;

•	Investing $183 million over three years to support additional mental health and addiction services, taking a whole-of-government approach; and

•	$160 million over three years to expand the Community Paramedicine for Long-Term Care program to allow seniors on long-term care waitlists to stay safe while living in the comfort of their own homes.

•	Base Education sector expense is projected to increase from $30.2 billion in 2019–20 to $31.5 billion in 2023–24. Key investments include:

•	Incorporating enrollment increases and the terms of the three-year central agreements with teachers and education workers ratified in 2019 and 2020.

•	Base Postsecondary Education sector expense is projected to increase from $10.5 billion in 2019–20 to $11.2 billion in 2023–24. Key investments in this sector include:

•	$59.5 million over three years for the government’s first micro-credentials strategy;

•	$21.4 million over two years to provide students with more flexible and accessible virtual learning options; and

•	Maintaining the financial sustainability of the Ontario Student Assistance Program.

•	Base Children’s and Social Services sector expense is projected to increase from $17.1 billion in 2019–20 to $18.1 billion in 2023–24. Key investments include:

•

$526 million in 2021–22 for social assistance as the government supports a sustainable and modern recovery and renewal plan that gives recipients a path to jobs, greater independence and improved outcomes;

•	$361 million in 2021–22 for Developmental Services to continue to support clients currently in service and new high-risk clients; and

•	$60 million annually, beginning in 2021–22, for Early Intervention and Special Needs to significantly reduce waitlists by increasing access to existing clinical assessment and rehabilitation programs.

Chapter 3: Ontario’s Fiscal Plan and Outlook

•	Base Justice sector expense is projected to remain stable at $4.7 billion between 2019–20 and 2023–24. Key investments include:

•

$28.5 million over four years to implement a new case management system for Tribunals Ontario, which will provide comprehensive online dispute resolution services and enhance parties’ ability to monitor cases online. This initiative is part of a broader justice modernization strategy which will support a more accessible, responsive and resilient justice system by establishing new and innovative ways of delivering services in person and online;

•

$18.2 million over three years to support ending violence against Indigenous women and girls by providing resources for First Nations police services as well as culturally responsive programming for Indigenous women in the correctional system;

•	$12.5 million over three years to enhance the capacity of Ontario Provincial Police (OPP) mental health services, which will help frontline OPP officers gain better access to the supports they need;

•

$8.4 million over three years for the Crisis Call Diversion Program, which will include embedding mental health crisis experts and specialists in OPP communication centres to enhance response for individuals experiencing a mental health crisis; and

•	$2.1 million over three years to support program enhancements for victim services.

•	Base Other Programs sector expense is projected to increase from $26.1 billion in 2019–20 to $33.5 billion in 2023–24. Key investments include:

•

Investing an additional annual $1.1 billion by 2023–24 to provide electricity price relief, which includes shifting a portion of wind, solar and bioenergy costs from consumers’ electricity bills to the Province as announced in the 2020 Budget, as well as forecasted increases across various other electricity relief programs for eligible consumers;

•	Investing $100 million in each year from 2021–22 to 2023–24 for a total of $300 million in the Invest Ontario Fund to support investments in key sectors of the economy; and

•	Investing more than $36 million over three years to support the launch of the Ontario Vehicle Innovation Network.

•	COVID-19 Time-Limited Funding includes key investments such as:

•

Through the Safe Restart Agreement, Ontario and the federal government are providing $4 billion in 2020–21 in urgently needed one-time assistance to Ontario’s 444 municipalities and 110 transit systems to help local governments address municipal operating pressures and maintain critical services such as public transit;

•	An investment of $2.3 billion in 2021–22 for Ontario’s Testing Strategy to help contain the COVID-19 virus, protect lives and allow economic activity to continue in the safest way possible;

Chapter 3: Ontario’s Fiscal Plan and Outlook

•

Nearly $1.5 billion in time-limited financial support directly through the Support for Learners and the Ontario COVID-19 Child Benefit. Including the support provided since March 2020, families would receive over $1.8 billion to help offset added costs of COVID-19;

•

More than $1 billion, beginning in 2020–21 to support the administration, distribution and rollout of Ontario’s COVID-19 vaccination campaign, including $50 million to support COVID-19 vaccinations in First Nations and urban Indigenous communities;

•	Nearly $1 billion in additional financial relief provided to municipalities, including:

◾	$500 million in additional provincial funding to support municipal operating pressures and recovery in 2021;

◾

$255 million in new provincial funding through the Social Services Relief Fund to support municipal service managers and Indigenous program partners in immediately responding to rising COVID-19 caseloads in shelter settings. This builds on the $510 million provided through the Social Services Relief Fund in 2020–21 that ensured the continuity of critical supports for vulnerable people based on local need; and,

◾

$150 million in additional provincial funding to support municipal transit systems providing reliable transportation services during the pandemic, which in some cases have experienced a 90 per cent decrease in ridership and revenue.

•	An additional $760 million in 2021–22 to support hospitals in the response to COVID-19;

•

Approximately $650 million to support the continued COVID-19 response and recovery in long-term care homes, including prevention and containment measures, and to support homes impacted by changes in occupancy and that are facing COVID-19 related pressures. This is in addition to $1.38 billion previously provided to long-term care homes, bringing Ontario’s total support since the beginning of the pandemic to over $2 billion;

•

$407 million in 2020–21 for the procurement of personal protective equipment and other critical supplies and equipment to support frontline staff in the education and public sectors through the pandemic;

•	$260 million to help workers with their training expenses through a proposed temporary Ontario Jobs Training Tax Credit over 2020–21 and 2021–22;

•	$75 million to further support families with their child care expenses through the proposed enhancement to the CARE tax credit for 2021.

The total expense outlook includes interest on debt expense, which is projected to grow from $12.5 billion in 2020–21 to $14.6 billion in 2023–24, due to the increase in debt required to fund deficits as well as investments in capital assets.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Prudence

In keeping with responsible fiscal practices, Ontario’s revenue outlook is based on prudent economic planning projections, as discussed in Chapter 2: Economic Performance and Outlook.

Ontario incorporates prudence in the form of a reserve to protect the fiscal outlook against unforeseen adverse changes in the province’s revenue and expense, including those resulting from changes in Ontario’s economic performance. The reserve has been set at $1.0 billion in 2021–22, and $1.5 billion in each of 2022–23 and 2023–24. In addition, standard Contingency Funds are maintained to help mitigate expense risks — for example, in cases where health and safety may be compromised, and which may otherwise adversely affect Ontario’s fiscal performance. The standard Contingency Fund in 2021–22 is set at $2.1 billion.

As part of the government’s effort to combat the pandemic and support the recovery of the province, funding previously tracked under the One-Time COVID-19 Health Sector Expense, COVID-19 Health Contingency Fund, Pandemic Fund and Support for People and Jobs Fund has been fully allocated for the 2020–21 and 2021–22 fiscal years. For 2022–23, a balance of $2.0 billion remains available in the Pandemic Fund, and $0.8 billion in the Support for People and Jobs Fund. See Table 3.9 for additional details.

The government has also committed other COVID-19 Time-Limited Funding to further protect people and jobs. With these new investments, the total funding provided for time-limited pandemic response and extraordinary contingencies is $20.1 billion in 2020–21, $6.7 billion in 2021–22 and $2.8 billion in 2022–23. This funding is reflected within COVID-19 Time-Limited Funding of the expense outlook.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.9

Extraordinary Contingencies and COVID-19 Time-Limited Funding

($ Millions)

	Interim[1] 2020–21	Medium-Term Outlook
		2021–22	2022–23	2023–24
COVID-19 Time-Limited Funding and Extraordinary Contingencies

One-Time COVID-19 Health Sector Expense	3,052	–	–	–

COVID-19 Health Contingency Fund	5,294	–	–	–

Pandemic Fund	–	4,000	2,000	–

Support for People and Jobs Fund	4,966	1,000	800	–

Other COVID-19 Time-Limited Funding	6,793	1,730	25	–

Total COVID-19 Time-Limited Funding and Extraordinary Contingencies	20,104	6,730	2,825	–

Remaining Balances as of the 2021 Budget

COVID-19 Health Contingency Fund	–	–	–	–

Pandemic Fund	–	–	2,000	–

Support for People and Jobs Fund	–	–	800	–

Total Remaining Balances as of the 2021 Budget	–	–	2,800	–
[1]	Interim represents the 2021 Budget projection for the 2020–21 fiscal year.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Risks to the Expense Outlook

Table 3.10 provides a summary of key expense risks and sensitivities that could result from unexpected changes in economic conditions and program demands. A change in these factors could affect total expense and the public sector, causing variances in the overall fiscal forecast. These sensitivities are examples of possible effects and can vary, depending on the nature and composition of potential risks.

Table 3.10

Selected Expense Sensitivities

Program/Sector	2021–22 Assumption	2021–22 Sensitivities
Health Sector (base)[1]	Annual growth of 4.6 per cent	One per cent change in health spending: $697.8 million
Hospital Costs (base)[2]	Annual growth of 3.4 per cent	One per cent change in hospital costs: $203.7 million
COVID-19 Testing	Cost per additional 10,000 diagnostic tests/day	Additional 10,000 COVID-19 diagnostic tests: $0.46 million/day[3]
Drug Programs (base)	Annual growth of 12.2 per cent[4]	One per cent change in program expenditure of drug programs: $54.4 million
Ontario Health Insurance Plan (OHIP) (base)	Annual growth of 3.7 per cent	One per cent change in OHIP expense: $169.0 million
Long-Term Care Homes	78,330 long-term care home beds. Average provincial annual operating cost per bed in a long-term care home: $73,587	One per cent change in number of beds: approximately $57.6 million[5]
Home Care[6]	Approximately 33.9 million hours of personal support services	One per cent change in hours of personal support services: approximately $13.3 million
	Approximately 9.2 million nursing and therapy visits and 2.5 million nursing shifts	One per cent change in all nursing and therapy visits: approximately $9.1 million
Elementary and Secondary Schools	Approximately 2,016,000 average daily pupil enrolment	One per cent enrolment change: approximately $170 million
Ontario Works[7]	252,300 average annual caseload	One per cent caseload change: approximately $28 million
Ontario Disability Support Program[7]	395,400 average annual caseload	One per cent caseload change: approximately $58 million
Interest on Debt	Average cost of borrowing in 2021–22 is forecast to be 1.90 per cent	In the first full year, the impact of a 100 basis-point change in borrowing rates is forecast to be over $750 million
[1]	Health Sector Expense includes funding from the Ontario Ministry of Health and the Ontario Ministry of Long-Term Care.
[2]	Hospital costs are based on hospital operating transfer payments and exclude one-time funding for COVID-19 and consolidations.
[3]

Estimated cost per day is based on an average of $45.50 per test for tests conducted by the diagnostic lab network between October 2020 and December 2020. Tests processed outside of the network are more expensive on a per-test basis.

[4]	2020–21 allocation of $4,852.0 million adjusted for COVID-19 expenses versus 2021–22 Preliminary Budget of $5,442.4 million.
[5]	Based on Long-Term Care Transfer Payment 2021–22 Plan of $5,764.04 million (excludes consolidation adjustments).
[6]	Home Care statistics are based on 2019–20 data and estimates.
[7]

Expense sensitivities for Ontario Works and the Ontario Disability Support Program include estimates of the impact of the federal extension of the maximum number of weeks people can access federal benefits.

Sources: Ontario Treasury Board Secretariat, Ontario Ministry of Finance and Ontario Ministry of Long-Term Care.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Transparency and Risks

Ontario is committed to being open and transparent about the state of its finances. This principle is reflected in the Fiscal Sustainability, Transparency and Accountability Act, 2019 (FSTAA), which stipulates that Ontario’s fiscal policy should be based on cautious assumptions.

While updates to the government’s finances are informed by the latest information available, key information still to be received over the remainder of the fiscal year may have further upside and downside risks, which could materially affect the fiscal outlook. Revenue could be affected by changes in the economy, while expenses could be impacted by changes in the utilization of large demand-driven programs.

As a matter of fiscal risk management practices, risks are monitored throughout the fiscal year by the Treasury Board, with the goal of ensuring that robust and prudent methodologies are used to develop forecasts. Other important risk management tools include closely tracking the pace of implementation of initiatives and proactively identifying emerging program and policy risks. Comprehensive analysis of known risks informs the fiscal planning processes, including the development of plans to mitigate and manage fiscal risks, as well as integrating risks into medium-term fiscal projections when appropriate.

In addition to the key demand sensitivities and economic risks to the fiscal plan, there are risks stemming from the government’s contingent liabilities. Whether future events will result in these becoming actual liabilities for the province is beyond the direct control of the government. For example, losses could result from legal settlements, defaults on project agreements, or a call on loan or funding guarantees. Provisions for losses that are likely to occur and can be reasonably estimated are expensed and reported as liabilities in the province’s financial statements. Any significant contingent liabilities related to the 2020–21 fiscal year will be disclosed as part of the Public Accounts of Ontario 2020–2021, to be released later this year.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Details of Ontario’s Finances

Table 3.11

Revenue

($ Millions)

	Actual 2018–19	Actual 2019–20	Interim[1] 2020–21	Plan 2021–22
Taxation Revenue
Personal Income Tax	35,381	37,743	35,876	36,351
Sales Taxes	27,804	28,619	26,042	27,632
Corporations Tax	16,606	15,414	11,435	14,389
Education Property Tax	6,171	6,179	6,000	5,754
Employer Health Tax	6,544	6,731	6,480	6,445
Ontario Health Premium	3,819	4,059	3,958	4,141
Gasoline Tax	2,709	2,783	2,120	2,421
Land Transfer Tax	2,761	3,067	3,481	3,890
Tobacco Tax	1,241	1,118	1,103	1,060
Fuel Tax	774	807	711	814
Beer, Wine and Spirits Taxes	607	582	615	618
Electricity Payments in Lieu of Taxes	435	505	557	454
Ontario Portion of the Federal Cannabis Excise Duty	19	48	140	245
Other Taxes	653	623	581	605
	105,524	108,278	99,099	104,819
Government of Canada
Canada Health Transfer	14,852	15,640	16,208	16,737
Canada Social Transfer	5,451	5,650	5,815	6,005
Equalization	963	–	–	–
Infrastructure Programs	605	400	1,025	1,086
Labour Market Programs	1,015	1,054	1,521	1,316
Social Housing Agreement	394	484	331	299
Other Federal Payments	1,420	1,756	8,450	1,577
Direct Transfers to Broader Public-Sector Organizations	390	414	395	424
	25,090	25,398	33,745	27,444
Income from Government Business Enterprises
Liquor Control Board of Ontario	2,276	2,402	2,452	2,435
Ontario Power Generation Inc./Hydro One Ltd.	772	1,167	1,034	670
Ontario Lottery and Gaming Corporation	2,464	2,309	300	1,266
Ontario Cannabis Store	(42)	19	70	170
	5,470	5,897	3,856	4,541

continued…

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.11

Revenue (continued)

($ Millions)

	Actual 2018–19	Actual 2019–20	Interim[1] 2020–21	Plan 2021–22
Other Non-Tax Revenue
Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges	9,237	9,281	8,353	9,758
Vehicle and Driver Registration Fees	1,991	2,055	2,065	2,096
Miscellaneous Other Non-Tax Revenue	1,873	1,222	1,241	1,322
Other Fees and Licences	1,088	1,156	1,042	1,208
Sales and Rentals	1,477	1,369	754	1,402
Reimbursements	998	1,005	1,174	1,031
Royalties	251	283	342	284
Power Supply Contract Recoveries	173	122	114	102
Net Reduction of Power Purchase Contracts	41	30	28	5
Electricity Debt Retirement Charge[2]	15	–	–	–
Carbon Allowance Proceeds	472	–	–	–
	17,616	16,523	15,113	17,208
Total Revenue	153,700	156,096	151,813	154,012
[1]	Interim represents the 2021 Budget projection for the 2020–21 fiscal year.
[2]

The Debt Retirement Charge cost was removed from residential electricity users’ electricity bills as of January 1, 2016, and for all other consumers as of April 1, 2018. Residual revenues recorded afterwards due to higher-than-expected amounts received following the 2017–18 year-end, compared to the estimated accrual amounts in 2017–18.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.12

Total Expense1

($ Millions)

Ministry Expense	Actual 2018–19	Actual 2019–20	Interim[2] 2020–21	Plan 2021–22
Agriculture, Food and Rural Affairs (Base)	328	297	301	310.9
Federal-Provincial Infrastructure Programs[3]	96	94	–	–
Municipal Infrastructure Program Investments[3]	257	222	–	–
Demand-Driven Risk Management and Time-Limited Programs[4]	383	518	392	417.2
COVID-19 Time-Limited Funding[5]	–	–	83	26.2
Agriculture, Food and Rural Affairs (Total)	1,064	1,130	777	754.3
Attorney General (Base)	1,757	1,734	1,645	1,675.0
Statutory Appropriations – Crown Liability and Proceedings Act, 2019	17	192	26	–
COVID-19 Time-Limited Funding[5]	–	–	32	–
Attorney General (Total)	1,774	1,927	1,703	1,675.0
Board of Internal Economy (Total)	371	257	280	273.0
Children, Community and Social Services (Base)	16,782	17,070	17,736	17,841.5
COVID-19 Time-Limited Funding[5]	–	–	88	69.1
Children, Community and Social Services (Total)	16,782	17,070	17,824	17,910.6
Colleges and Universities (Base)	9,029	9,220	9,375	9,312.8
Student Financial Assistance	2,043	1,296	895	1,352.4
Time-Limited Infrastructure Funding under the Strategic Investment Fund	119	2	–	–
COVID-19 Time-Limited Funding[5]	–	–	–	12.7
Colleges and Universities (Total)	11,191	10,519	10,270	10,677.9
Economic Development, Job Creation and Trade (Base)	354	315	358	377.5
Time-Limited Investments	430	263	262	214.1
COVID-19 Time-Limited Funding[5]	–	–	3,508	293.7
Economic Development, Job Creation and Trade (Total)	783	579	4,128	885.3
Education (Base)	28,742	30,177	30,561	31,263.0
Teachers’ Pension Plan[6]	1,678	1,570	1,608	1,630.9
COVID-19 Time-Limited Funding[5]	–	–	1,573	59.3
Education (Total)	30,420	31,748	33,742	32,953.2
Energy, Northern Development and Mines (Base)[7]	1,361	1,099	1,034	1,083.8
Electricity Cost Relief Programs	4,243	5,484	5,903	6,493.6
COVID-19 Time-Limited Funding[5]	–	–	460	62.0
Energy, Northern Development and Mines (Total)	5,604	6,583	7,396	7,639.5
Environment, Conservation and Parks (Base)	459	612	628	684.3
Time-Limited Investments	223	2	0	–
COVID-19 Time-Limited Funding[5]	–	–	15	2.3
Environment, Conservation and Parks (Total)	682	614	643	686.6

continued…

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.12

Total Expense1 (continued)

($ Millions)

Ministry Expense	Actual 2018–19	Actual 2019–20	Interim[2] 2020–21	Plan 2021–22

Executive Offices (Base)	33	32	38	39.9

Time-Limited Assistance	–	–	2	–

Executive Offices (Total)	33	32	40	39.9

Finance (Base)	883	804	804	850.9

Investment Management Corporation of Ontario[8]	67	88	141	185.4

Ontario Municipal Partnership Fund	510	503	502	501.9

Power Supply Contract Costs	173	122	114	102.2

COVID-19 Response: Support for People and Jobs Fund	–	–	–	–

COVID-19 Time-Limited Funding[5]	–	–	376	35.0

Finance (Total)	1,633	1,518	1,937	1,675.4

Francophone Affairs (Base)	6	5	6	6.5

COVID-19 Time-Limited Funding[5]	–	–	1	2.3

Francophone Affairs (Total)	6	5	7	8.8

Government and Consumer Services (Base)	706	683	717	743.4

Realty	1,012	924	1,234	1,144.6

COVID-19 Time-Limited Funding[5]	–	–	407	–

Government and Consumer Services (Total)	1,718	1,607	2,359	1,887.9

Health (Total)[9]	57,566	59,286	61,159	64,016.7

COVID-19 Health Response[5]	–	–	8,410	5,144.1

Heritage, Sport, Tourism and Culture Industries (Base)	934	907	889	1,016.2

Ontario Cultural Media Tax Credits	588	656	512	602.1

Ontario Cultural Media Tax Credits – Amounts Related to Prior Years	40	80	65	–

COVID-19 Time-Limited Funding[5]	–	–	66	205.4

Heritage, Sport, Tourism and Culture Industries (Total)	1,562	1,643	1,531	1,823.8

Indigenous Affairs (Base)	75	71	83	85.5

One-Time Investments including Settlements	215	16	165	–

COVID-19 Time-Limited Funding[5]	–	–	14	4.0

Indigenous Affairs (Total)	289	86	261	89.5

Infrastructure (Base)	161	81	155	365.4

Federal–Provincial Infrastructure Programs[3]	352	160	235	590.0

Waterfront Toronto Revitalization (Port Lands Flood Protection)	–	116	103	155.6

Municipal Infrastructure Program Investments[3]	–	–	198	200.0

COVID-19 Time-Limited Funding[5]	–	–	–	233.5

Infrastructure (Total)	512	358	691	1,544.5

continued…

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.12

Total Expense1 (continued)

($ Millions)

Ministry Expense	Actual 2018–19	Actual 2019–20	Interim[2] 2020–21	Plan 2021–22

Labour, Training and Skills Development (Base)	175	121	154	175.1

Training Tax Credits (Co-operative Education and Apprenticeship Training)[10]	183	152	98	88.9

Demand-Driven Employment and Training Programs	943	922	1,473	1,169.3

COVID-19 Time-Limited Funding[5]	–	–	65	288.0

Labour, Training and Skills Development (Total)	1,301	1,194	1,790	1,721.3

Long-Term Care (Total)[11]	4,329	4,423	5,582	5,764.0

Municipal Affairs and Housing (Base)	474	540	483	512.3

Safe Restart Agreement[12]	–	–	1,900	–

Time-Limited Investments	636	317	255	349.2

Social Housing Agreement – Payments to Service Managers[13]	367	341	314	284.5

COVID-19 Time-Limited Funding[5]	–	–	797	286.3

Municipal Affairs and Housing (Total)	1,477	1,197	3,749	1,432.3

Natural Resources and Forestry (Base)	500	529	556	573.4

Emergency Forest Firefighting	208	136	120	100.0

Natural Resources and Forestry (Total)	708	665	676	673.3

Seniors and Accessibility (Base)	51	52	56	66.5

Time-Limited Investments	–	–	126	9.1

COVID-19 Time-Limited Funding[5]	–	–	26	6.0

Seniors and Accessibility (Total)	51	52	209	81.7

Solicitor General (Base)	2,670	2,763	2,923	3,096.4

COVID-19 Time-Limited Funding[5]	–	–	48	–

Solicitor General (Total)	2,670	2,763	2,971	3,096.4

Transportation (Base)[7]	4,536	4,950	5,016	5,529.9

Safe Restart Agreement	–	–	2,000	–

Federal–Provincial Infrastructure Programs	297	188	755	702.9

COVID-19 Time-Limited Funding[5]	–	–	175	–

Transportation (Total)	4,833	5,138	7,946	6,232.8

continued…

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.12

Total Expense1 (continued)

($ Millions)

Ministry Expense	Actual 2018–19	Actual 2019–20	Interim[2] 2020–21	Plan 2021–22

Treasury Board Secretariat (Base)	227	214	344	454.8

Employee and Pensioner Benefits[6]	1,165	1,665	1,340	1,766.5

Operating Contingency Fund	–	–	–	1,915.1

Capital Contingency Fund	–	–	–	165.3

COVID-19 Time-Limited Funding[5]	–	–	60	–

Treasury Board Secretariat (Total)	1,392	1,879	1,744	4,301.7

Interest on Debt[14]	12,384	12,495	12,456	13,130.1

Total Expense	161,135	164,768	190,281	186,119.5
[1]	Numbers reflect current ministry structure.
[2]	Interim represents the 2021 Budget projection for the 2020–21 fiscal year.
[3]	Municipal and Federal-Provincial Infrastructure Program delivery transferred from the Ontario Ministry of Agriculture, Food and Rural Affairs to the Ontario Ministry of Infrastructure in 2020–21.
[4]	The 2019–20 amount includes extraordinary production insurance payout of $175 million above annual forecast due to 2019 crop conditions.
[5]	One-time COVID-19 related spending has been presented as part of COVID-19 Time-Limited Funding, see Table 3.8. For details on time-limited funding and contingencies, see Table 3.9.
[6]

Numbers reflect the pension expense that was calculated based on recommendations of the Independent Financial Commission of Inquiry, as described in Note 19 to the Consolidated Financial Statements in Public Accounts of Ontario 2017–2018.

[7]	Ontario Northland Transportation Commission transferred from the Ontario Ministry of Energy, Northern Development and Mines to the Ontario Ministry of Transportation beginning in 2019–20.
[8]	Based on the requirements of Public Sector Accounting Standards, the Province consolidates the Investment Management Corporation of Ontario into the Ontario Ministry of Finance.
[9]	Includes accounting adjustments tied primarily to grants provided for infrastructure projects and other related investments.
[10]

The Co-operative Education Tax Credit remains in effect. The Apprenticeship Training Tax Credit is eliminated for eligible apprenticeship programs that commenced on or after November 15, 2017. 2018–19 to 2020–21 include tax credit amounts related to prior years.

[11]

Ontario Ministry of Long-Term Care total includes expenses incurred by Ontario Health for funding for long-term care. These amounts will be consolidated in the total expense of the Ontario Ministry of Health, including $4.2 billion in 2020–21 and $5.6 billion in 2021–22.

[12]	Safe Restart Funding to municipalities includes an additional $100 million for public health in 2019–20 and 2020–21, not included in this table.
[13]	The annual decline from 2018–19 to 2021–22 is mainly due to declining federal obligations, such as maturing mortgages, under the Social Housing Agreement.
[14]	Interest on debt is net of interest capitalized during construction of tangible capital assets of $236 million in 2021–22.
Note:	Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.13

Infrastructure Expenditures

($ Millions)

Sector	Total	2021–22 Plan
	Infrastructure Expenditures Interim[1,2] 2020–21	Investment in Capital Assets[3]	Transfers and Other Infrastructure Expenditures[4]	Total Infrastructure Expenditures

Transportation

Transit	5,434	4,216	1,426	5,642

Provincial Highways	2,912	2,406	186	2,592

Other Transportation, Property and Planning	228	107	75	182

Health

Hospitals	2,671	1,616	3	1,619

Other Health	283	60	244	304

Education	2,241	3,285	10	3,295

Postsecondary Education

Colleges and Other	899	829	64	893

Universities	90	–	93	93

Social	267	18	310	328

Justice	433	877	105	983

Other Sectors[5]	1,731	1,027	1,664	2,691

Total Infrastructure Expenditures	17,190	14,442	4,181	18,623

Less: Other Partner Funding[6]	2,294	1,765	–	1,765

Total[7]	14,896	12,677	4,181	16,858

[1]	Interim represents the 2021 Budget projection for the 2020–21 fiscal year.
[2]	Includes provincial investment in capital assets of $11.9 billion.
[3]	Includes $236 million in interest capitalized during construction.
[4]	Includes transfers to municipalities, universities and non-consolidated agencies.
[5]	Includes government administration, natural resources, and the culture and tourism industries.
[6]	Other Partner Funding refers to third-party investments primarily in hospitals, colleges and schools.
[7]	Includes Federal/Municipal contributions to provincial infrastructure investments.

Note: Numbers may not add due to rounding.

Source: Ontario Treasury Board Secretariat.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.14

Ten-Year Review of Selected Financial and Economic Statistics1,2

($ Millions)

	2012–13	2013–14	2014–15

Revenue	120,319	122,955	126,152

Expense

Programs	120,103	123,330	126,199

Interest on Debt[4]	10,878	11,155	11,221

Total Expense	130,981	134,485	137,420

Reserve	–	–	–

Surplus/(Deficit)	(10,662)	(11,530)	(11,268)

Net Debt	259,947	276,169	294,557

Accumulated Deficit	174,256	184,835	196,665

Gross Domestic Product (GDP) at Market Prices	680,791	696,192	727,042

Primary Household Income	459,895	473,807	490,423

Population — July (000s)[5]	13,391	13,511	13,618

Net Debt per Capita (dollars)	19,413	20,441	21,631

Household Income per Capita (dollars)	34,345	35,069	36,014

Net Debt as a Per Cent of Revenue	216.0%	224.6%	233.5%

Interest on Debt as a Per Cent of Revenue	9.0%	9.1%	8.9%

Net Debt as a Per Cent of GDP	38.2%	39.7%	40.5%

Accumulated Deficit as a Per Cent of GDP	25.6%	26.5%	27.1%

[1]

Amounts reflect a change in pension expense that was calculated based on recommendations of the Independent Financial Commission of Inquiry, as described in Note 19 to the Consolidated Financial Statements, in Public Accounts of Ontario 2017–2018. Amounts for net debt and accumulated deficit also reflect this change.

[2]

Revenues and expenses have been restated to reflect the following fiscally neutral changes: i) revised presentation of education property taxes to be included in the taxation revenues; ii) reclassification of certain Government Business Enterprises to other government organizations; iii) reclassification of a number of tax measures that provide a financial benefit through the tax system to be reported as expenses; and iv) change in presentation of third-party revenue for hospitals, school boards and colleges to be reported as revenue.

[3]	Interim represents the 2021 Budget projection for the 2020–21 fiscal year.
[4]

Interest on debt is net of interest capitalized during construction of tangible capital assets of $165 million in 2015–16, $159 million in 2016–17, $157 million in 2017–18, $175 million in 2018–19, $245 million in 2019–20, $234 million in 2020–21 and $236 million in 2021–22.

[5]	Population figures are for July 1 of the fiscal year indicated (i.e., for 2012–13, the population on July 1, 2012 is shown).

Note: Numbers may not add due to rounding.

Sources: Statistics Canada, Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

2015–16	2016–17	2017–18	2018–19	Actual 2019–20	Interim[3] 2020–21	Plan 2021–22

136,148	140,734	150,594	153,700	156,096	151,813	154,012

129,905	131,460	142,363	148,751	152,273	177,825	172,989

11,589	11,709	11,903	12,384	12,495	12,456	13,130

141,494	143,169	154,266	161,135	164,768	190,281	186,120

–	–	–	–	–	–	1,000

(5,346)	(2,435)	(3,672)	(7,435)	(8,672)	(38,468)	(33,108)

306,357	314,077	323,834	338,496	353,332	399,463	439,844

203,014	205,939	209,023	216,642	225,764	264,232	297,340

760,435	790,749	824,979	859,079	891,811	848,997	901,856

512,570	520,486	541,501	567,492	591,527	587,305	609,623

13,707	13,875	14,070	14,309	14,545	14,734	14,936

22,350	22,636	23,016	23,657	24,293	27,112	29,448

37,394	37,511	38,486	39,661	40,670	39,861	40,815

225.0%	223.2%	215.0%	220.2%	226.4%	263.1%	285.6%

8.5%	8.3%	7.9%	8.1%	8.0%	8.2%	8.5%

40.3%	39.7%	39.3%	39.4%	39.6%	47.1%	48.8%

26.7%	26.0%	25.3%	25.2%	25.3%	31.1%	33.0%

Chapter 3: Ontario’s Fiscal Plan and Outlook

Chapter 4 Borrowing and Debt Management

Chapter 4: Borrowing and Debt Management

Introduction

As of March 5, 2021, Ontario completed $59.0 billion in long-term borrowing in 2020–21. This is $6.7 billion higher than the 2020 Budget forecast primarily due to pre-funding of $5.2 billion for fiscal year 2021–22 and a $1.4 billion increase in investments in capital assets. The 2021–22 long-term public borrowing forecast is $54.7 billion, a decrease of $3.9 billion from the 2020 Budget forecast.

Ontario launched a number of large bond issues in the 2020–21 fiscal year to enable it to complete its borrowing program. These included the largest issues ever launched by a province in the Canadian domestic bond market, the euro denominated bond market, the pound sterling bond market, the second largest issue in the U.S. dollar bond market, and the two largest Green Bond issues ever launched by the Province.

Due to the increase in the Province’s investments in capital assets, Ontario’s net debt-to-GDP ratio is now forecast to be 47.1 per cent in 2020–21, and 48.8 per cent in 2021–22, compared to forecasts of 47.0 per cent and 48.5 per cent, respectively, at the time of the 2020 Budget.

Ontario is forecast to pay $12.5 billion in interest costs in 2020–21, and $13.1 billion in 2021–22, unchanged and $0.1 billion lower, respectively, than forecasted in the 2020 Budget.

Ontario’s 2020–21 interest on debt-to-revenue forecast remains unchanged from the 2020 Budget forecast of 8.2 per cent. In 2021–22, this ratio is forecast to increase to 8.5 per cent, 0.2 percentage points lower than the 2020 Budget forecast of 8.7 per cent, demonstrating the continued relative affordability of Ontario’s debt.

Chapter 4: Borrowing and Debt Management

Borrowing Program

Ontario’s borrowing program is primarily used to fund deficits, refinance maturing debt and make investments in capital assets. Ontario will continue to finance most of its borrowing program in the long-term public markets in Canada and internationally. Ontario will also continue to increase short-term borrowing to keep the proportion of short-term debt in the range of six to eight per cent of total debt outstanding.

Table 4.1

2020–21 Borrowing Program and Medium-Term Outlook

($ Billions)
	2020–21			Medium-Term Outlook
	2020 Budget	Change from 2020 Budget	Interim[1] 2020–21	2021–22	2022–23	2023–24
Deficit/(Surplus)	38.5	–	38.5	33.1	27.7	20.2
Investment in Capital Assets	10.6	1.4	11.9	11.8	12.5	11.9
Non-Cash Adjustments	(9.2)	–	(9.2)	(9.5)	(9.5)	(9.5)
Loans to Infrastructure Ontario	–	–	–	0.2	(0.2)	(0.0)
Other Net Loans/Investments	0.6	(0.7)	(0.1)	1.3	0.1	(1.0)
Debt Maturities/Redemptions	26.7	–	26.7	25.0	30.5	33.6
Total Funding Requirement	67.0	0.7	67.7	61.9	61.1	55.2
Decrease/(Increase) in Short-Term Borrowing	(5.7)	4.7	(1.0)	(6.0)	(2.0)	–
Increase/(Decrease) in Cash and Cash Equivalents	(1.4)	(4.0)	(5.4)	4.0	–	–
Pre-borrowing in 2019–20	(7.6)	–	(7.6)	–	–	–
Pre-borrowing for 2021–22	–	5.2	5.2	(5.2)	–	–
Total Long-Term Public Borrowing	52.3	6.7	59.0	54.7	59.1	55.2
[1]	Interim represents the 2021 Budget projection for the 2020–21 fiscal year.

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

Ontario’s long-term borrowing requirement for 2020–21 increased by $6.7 billion from the 2020 Budget forecast, primarily due to pre-funding of $5.2 billion for fiscal year 2021–22 and a $1.4 billion increase in investments in capital assets. The total long-term borrowing requirements for 2021–22 and 2022–23 are forecast to be $54.7 billion and $59.1 billion, respectively, lower by $3.9 billion and $0.2 billion compared to the 2020 Budget forecast for those fiscal years.

Ontario’s short-term borrowing program in 2020–21 is now forecast to increase by only $1.0 billion compared to the $5.7 billion forecast in the 2020 Budget, and then by $6.0 billion in 2021–22. Over the two-year period, short-term borrowing is forecast to increase by a total of $7.0 billion compared to a forecast of $7.7 billion in 2020 Budget. Short-term borrowing, consisting of a combination of Canadian dollar treasury bills and U.S. commercial paper issuance, provides cost-effective financing and serves as a contingency source of funding.

Chapter 4: Borrowing and Debt Management

The government will seek approval from the Legislature for borrowing authority to meet the Province’s borrowing requirements.

In the event that alternative economic scenarios materialize, the province’s borrowing requirements in the next three years would also change. See Ontario’s Economic and Fiscal Outlook in Brief for more details and a description of the resulting alternative medium-term outlook scenarios. Under the Faster Growth scenario, long-term borrowing would decrease by a total of $13.2 billion over the medium-term outlook, while under the Slower Growth scenario, long-term borrowing would increase by $10.9 billion over the same period.

Chapter 4: Borrowing and Debt Management

The strong demand for Ontario debt globally has resulted in Ontario completing more of its long-term borrowing internationally. As a result, domestic borrowing was below the Province’s target range of issuing 70 to 80 per cent in the Canadian dollar market. Approximately 65 per cent of 2020–21 borrowing has been completed in Canadian dollars through 37 syndicated issues, including the largest issue ever by a province in the Canadian dollar bond market and the two largest Green Bond issues to-date by Ontario. Based on the 2020–21 experience, Ontario has adjusted its target range for domestic borrowing to 65 to 80 per cent for the 2021–22 fiscal year. This range will be further adjusted, if necessary, in response to evolving investor demand in the Canadian dollar and foreign currency debt markets.

Chapter 4: Borrowing and Debt Management

Foreign currency borrowing helps reduce Ontario’s overall borrowing costs by continuing to diversify Ontario’s investor base. In 2020–21 Ontario launched the largest issues ever by a province in the euro denominated bond market, the pound sterling bond market, and the second largest issue in the U.S. dollar bond market. This diversification ensures the government will continue to have access to capital even if domestic market conditions become challenging.

Chapter 4: Borrowing and Debt Management

Green Bond Program

Green Bonds remain a core component of Ontario’s borrowing program and are an important tool to help finance public transit initiatives, extreme weather-resistant infrastructure, as well as energy efficiency and conservation projects. Subject to market conditions, Ontario plans to continue to issue multiple Green Bonds each fiscal year, including in 2021–22.

Ontario’s leadership role in the Canadian dollar Green Bond market has paved the way for other issuers. Over the last few years, there has been a significant increase in issuers in the Canadian dollar Green Bond market, including participation by utilities, pension funds, corporations and all levels of government in Canada. Ontario looks forward to continuing to expand its work in the Green Bond space and collaborating with other Canadian issuers on implementing their own Green Bond programs.

Chapter 4: Borrowing and Debt Management

In January 2021, Ontario launched its second Green Bond of fiscal 2020–21, and ninth Green Bond overall. This issue was for $1.25 billion and follows a $1.5 billion Green Bond launched in October 2020. These are the two largest Canadian dollar Green Bond issues ever launched. Nine projects have been selected as eligible to receive funding from Ontario’s latest Green Bond, with an emphasis on clean transportation, energy efficiency and conservation, and climate adaptation and resilience framework categories. Ontario remains the largest issuer of Canadian dollar Green Bonds, totalling $8.0 billion since 2014–15, with $7.5 billion outstanding.

Chapter 4: Borrowing and Debt Management

Cost of Debt

The three-decade decline in interest rates has meant interest on debt (IOD) has not risen as quickly as Ontario’s debt. Chart 4.6 shows the declining effective interest rate Ontario is paying on its total debt portfolio.

Chapter 4: Borrowing and Debt Management

Ontario’s average cost of borrowing in 2021–22 is forecast to be 1.90 per cent. A one percentage point change in interest rates, either up or down, from the current forecast is estimated to have a corresponding change in Ontario’s interest costs by over $750 million in the first full year.

Chart 4.7 shows historic borrowing rates on debt issued and the forecast used to estimate the future cost of borrowing or IOD expense.

Chapter 4: Borrowing and Debt Management

The interest rates Ontario must pay on new or refinanced debt issued remain low. Chart 4.8 shows how lower than projected interest rates have resulted in Ontario’s current IOD forecast remaining below the levels projected in the pre-pandemic 2019 Budget, despite significantly higher deficits, borrowing and debt levels than forecast at that time. The IOD forecast for 2020–21 remains unchanged from the forecast in the 2020 Budget, and the medium-term IOD expense outlook in the 2021 Budget is now projected to be slightly lower than the 2020 Budget forecast. However, IOD remains Ontario’s fourth-largest expense after health care, education and social services.

Chapter 4: Borrowing and Debt Management

Term of Debt

Ontario continues to extend the term of its debt, when investor demand allows, to reduce refinancing risk on maturing debt and capitalize on historically low interest rates. This also protects the IOD forecast, in the long term, against increases in interest rates from the current historically low levels. Ontario has issued $102.6 billion of bonds, or approximately one-quarter of total debt, with maturities of 30 years or longer since 2010–11. This includes $10.1 billion in 2020–21.

As a result, the average term of Ontario’s debt portfolio, which now stands at 10.7 years, was extended by one year from its 2009–10 level by 2014–15, and has been held at that level since. With low interest rates and a large borrowing program, the current plan is to maintain the term of Ontario’s debt at these levels.

Chapter 4: Borrowing and Debt Management

Ensuring Adequate Liquidity Levels

Ontario balances the objective of minimizing the cost of holding liquid reserves against the need to always have enough cash on hand to pay its bills, invest in capital assets, refinance maturing debt and pay interest. Ensuring Ontario always has sufficient liquidity to meet its cashflow needs is even more critical during the COVID-19 pandemic in order to continue to address any unforeseen economic or public health needs.

Another reason Ontario has needed to build large cash reserves is that, coming out of the 2008–09 global financial crisis, the Province responded to investor demand by creating large, liquid 10-year and 30-year benchmark domestic bond issues. This lowered Ontario’s borrowing costs while significantly enhancing the Province’s ongoing access to capital. Meeting investor preferences has reduced, but not eliminated, the risk of prolonged periods of limited, or no, demand for new issues of Ontario bonds. However, as a result of these large bond issues, Ontario now has large cash outflows on single days, rather than having maturities and interest payments spread more evenly throughout the year.

In anticipation of the need for cash reserves to meet these requirements for large outflows on a single day, and to allow the government to quickly respond to any unforeseen economic or public health circumstances, Ontario has built larger cash reserves, as depicted in Chart 4.10.

Chapter 4: Borrowing and Debt Management

Debt Burden Reduction Strategy

Delivering on the commitment made in the 2020 Budget, this updated debt burden reduction strategy sets out a plan for managing the province’s debt burden to restore fiscal sustainability. Ontario has deployed extraordinary fiscal measures to counter the effects of COVID-19. The government will continue to make available the necessary resources now to protect people and jobs. It also remains committed to reducing the debt burden and putting Ontario’s finances back on a more sustainable path.

The debt burden reduction strategy has specific objectives, including a target for net debt-to-GDP to not exceed 50.5 per cent over the medium-term outlook, as well as introducing two additional relevant measures of debt sustainability: net debt-to-revenue and IOD-to-revenue. The objective of these additional measures will be to slow their rate of increase, supported by GDP growth.

Chapter 4: Borrowing and Debt Management

Ontario’s net debt-to-GDP ratio has increased from 39.6 per cent in 2019–20 due to the COVID-19 pandemic. Due to the increase in the Province’s investments in capital assets, Ontario’s net debt-to-GDP ratio is now forecast to be 47.1 per cent in 2020–21, and 48.8 per cent in 2021–22, compared to forecasts of 47.0 per cent and 48.5 per cent, respectively, at the time of the 2020 Budget.

Acknowledging the continued uncertainty of the global pandemic, the government’s specific objective will be to slow the rate of increase in the net debt-to-GDP ratio, supported by GDP growth. The target under Ontario’s debt burden reduction strategy is for net debt-to-GDP to not exceed 50.5 per cent over the medium-term outlook. Over the longer term, Ontario’s debt burden and net debt-to-GDP ratio will begin to decrease once the growth in the province’s economic output begins to outpace the growth of debt.

Chapter 4: Borrowing and Debt Management

To improve transparency with respect to the affordability of Ontario’s debt, and in response to the Office of the Auditor General of Ontario’s value-for-money audit recommendations,1 the government is now reporting on and setting specific objectives for additional debt sustainability measures. In addition to net debt-to-GDP, the government is reporting on net debt-to-revenue and interest on debt-to-revenue as part of the overall debt burden reduction strategy.

Ontario’s specific objective will be to slow the rate of increase in the net debt-to-revenue ratio, supported by GDP growth. This ratio is an indicator of how many years it would take to eliminate the debt if the Province were to spend all of its annual revenue on debt repayment. The net debt-to-revenue ratio is projected to be 263 per cent in 2020–21, and 286 per cent in 2021–22, unchanged and lower by 1 percentage point, respectively, compared to the forecast in the 2020 Budget.

[1]	Office of the Auditor General of Ontario, 2019 Annual Report Volume 1, (2019), https://www.auditor.on.ca/en/content/annualreports/arreports/en19/2019AR_v1_en_web.pdf

Chapter 4: Borrowing and Debt Management

Ontario is also including the IOD-to-revenue ratio as part of the debt burden reduction strategy as it is another key ratio to measure the affordability of the province’s debt. This ratio represents how much Ontario needs to spend on interest for every revenue dollar received. The current forecast is 8.5 cents of interest cost for every dollar of revenue in 2021–22.

Ontario’s specific objective will be to slow the rate of increase in the IOD-to-revenue ratio, supported by GDP growth. Despite increases in forecasted deficits and borrowing requirements caused by the COVID-19 pandemic, IOD-to-revenue over the medium term continues to remain lower than forecasted in the pre-pandemic 2019 Budget. It also remains lower over the medium-term outlook when compared to the forecast in the 2020 Budget, demonstrating the continued relative affordability of Ontario’s debt. Under the planning projection, this ratio is forecast to remain below the peak reached following the global financial crisis in 2008–09 and lower than the levels in the early 1990s through to the mid-2000s.

Chapter 4: Borrowing and Debt Management

Consolidated Financial Tables

Table 4.2

Net Debt and Accumulated Deficit

($ Millions)

				Actual	Interim[1]	Plan

	2016–17	2017–18	2018–19	2019–20	2020–21	2021–22

Debt[2]

Publicly Held Debt
Bonds[3]	299,356	315,247	334,940	349,088	381,010	411,212
Treasury Bills	16,120	17,528	17,546	19,175	24,066	30,066
U.S. Commercial Paper[3]	5,369	3,865	3,863	3,891	0	0
Infrastructure Ontario (IO)[4]	300	300	300	300	300	300
Other	296	287	292	264	244	231
Total Publicly Held Debt	321,441	337,227	356,941	372,718	405,620	441,809
Non-Public Debt	11,661	11,433	11,039	10,010	9,311	8,750
Total Debt	333,102	348,660	367,980	382,728	414,931	450,559
Less: Holdings of Ontario bonds and treasury bills	(8,832)	(11,775)	(13,716)	(9,938)	(10,312)	(652)
Revised Total Debt	324,270	336,885	354,264	372,790	404,619	449,907
Cash and Temporary Investments Excluding Broader Public Sector (BPS)[5]	(14,590)	(19,571)	(26,250)	(29,934)	(34,511)	(42,935)
Total Debt Net of Cash and Temporary Investments	309,680	317,314	328,014	342,856	370,108	406,972
Other Net (Assets)/Liabilities[6]	(9,991)	(6,791)	(3,422)	(3,423)	16,793	22,404
BPS Net Debt	14,388	13,311	13,904	13,899	12,562	10,468
Net Debt	314,077	323,834	338,496	353,332	399,463	439,844
Non-Financial Assets[7]	(108,138)	(114,811)	(121,854)	(127,568)	(135,231)	(142,504)
Accumulated Deficit	205,939	209,023	216,642	225,764	264,232	297,340
[1]	Interim represents the 2021 Budget projection for the 2020–21 fiscal year.
[2]	Includes debt issued by the Province and all government organizations, including the Ontario Electricity Financial Corporation (OEFC).
[3]	All balances are expressed in Canadian dollars. The balances above reflect the effect of related derivative contracts.
[4]	IO’s debt is composed of Infrastructure Renewal Bonds ($300 million). IO’s debt is not guaranteed by the Province.
[5]	Cash and temporary investments excludes any holdings in Ontario bonds and T-bills.
[6]

Other Net (Assets)/Liabilities include accounts receivable, loans receivable, advances and investments in Government Business Enterprises (GBEs) offset by accounts payable, accrued liabilities, deferred revenue and capital contributions, pensions and other employee future benefits, and other liabilities.

[7]	Non-financial assets include the tangible capital assets of the Province and broader public sector.

Source: Ontario Ministry of Finance.

Chapter 4: Borrowing and Debt Management

Table 4.3

Medium-Term Outlook: Net Debt and Accumulated Deficit

($ Billions)

	2021–22	2022–23	2023–24
Total Debt	450.6	481.1	503.0
Cash and Temporary Investments[1]	(43.6)	(43.6)	(43.6)
Total Debt Net of Cash and Temporary Investments	407.0	437.5	459.5
Other Net (Assets)/Liabilities	22.4	28.7	34.3
Broader Public Sector Net Debt	10.5	9.6	9.3
Net Debt	439.8	475.8	503.1
Non-Financial Assets	(142.5)	(150.8)	(158.0)
Accumulated Deficit	297.3	325.0	345.2
1	Cash and temporary investments includes any holdings in Ontario bonds and T-bills.

Source: Ontario Ministry of Finance.

Annex

Details of Tax Measures and Other Legislative Initiatives

Annex Details of Tax Measures and Other Legislative Initiatives

Annex: Details of Tax Measures and Other Legislative Initiatives

This Annex contains detailed information on tax measures and other legislative initiatives proposed in this Budget.

Enhancing the CARE Tax Credit for 2021

The government is proposing a temporary increase in the support provided by the Childcare Access and Relief from Expenses (CARE) tax credit for 2021.

This increase would provide a one-time top-up for CARE tax credit recipients equal to 20 per cent of their 2021 credit entitlements. This would increase 2021 support from the CARE tax credit for over 300,000 recipients from about $1,250 to about $1,500, on average.

Introduced in 2019, the CARE tax credit provides families with flexible child care support of up to 75 per cent of their eligible child care expenses. The CARE tax credit is provided in addition to the Child Care Expenses Deduction and focuses on lower- and moderate-income families.

The CARE tax credit is based on a tax filer’s:

•	Family income, based on the income used in determining the tax filer’s Child Care Expenses Deduction; and

•	Eligible child care expenses, defined as the tax filer’s total entitlement under the Child Care Expenses Deduction.

The top-up would be 20 per cent of the calculated CARE tax credit entitlement for 2021 and delivered when families file their 2021 Personal Income Tax returns.

The cost of this measure is projected to be $75 million over two years.

Introducing the Temporary Ontario Jobs Training Tax Credit

The government is proposing a new temporary Ontario Jobs Training Tax Credit for 2021. This Personal Income Tax credit would be refundable and provide support to eligible individuals whether or not they owe income tax for 2021. It would be calculated as 50 per cent of eligible expenses for 2021. The maximum credit would be $2,000.

Individuals would be able to claim the Ontario Jobs Training Tax Credit on their 2021 Personal Income Tax returns if they meet the following conditions:

•	They are resident in Ontario on December 31, 2021; and

•	They have a Canada training credit limit for 2021 greater than zero.

Annex: Details of Tax Measures and Other Legislative Initiatives

An individual can find their Canada training credit limit for 2021 on their latest notice of assessment or reassessment for 2020, which is provided by the Canada Revenue Agency (CRA). To have a positive Canada training credit limit for 2021, an individual must have met age and income conditions, among other requirements set out in the federal Income Tax Act, for 2019 or 2020. Eligible claimants for the credit would be at least 26 and not older than 65 at the end of 2021.

Eligible expenses would be the same as those that can be claimed for the Canada training credit. These include tuition and other fees paid to an eligible educational institution in Canada for courses taken in 2021, or fees paid to certain bodies in respect of an occupational, trade or professional examination taken in 2021.

The cost of this measure is projected to be $260 million over two years.

Expenses Eligible for the Ontario Jobs Training Tax Credit

Eligible expenses would be the same as those that can be claimed for the Canada training credit.

Occupational Skills Courses

Fees for occupational skills courses if they are paid to a university, college or certain other educational institutions, if the student is enrolled in the institution to obtain or improve their skills in an occupation.

Occupational, Trade or Professional Exams

Fees for an occupational, trade, or professional examination required to obtain a professional status, or to be licensed or certified as a tradesperson, and that are paid to a university, college or other educational institution, a professional association, provincial ministry, or other similar institution.

Postsecondary Education Courses

Fees for one or more courses at the postsecondary level can qualify, if the courses provide credit towards a degree, diploma or certificate.

Annex: Details of Tax Measures and Other Legislative Initiatives

Enhancing the Regional Opportunities Investment Tax Credit

The Regional Opportunities Investment Tax Credit is a 10 per cent refundable Corporate Income Tax credit available to Canadian-controlled private corporations that make qualifying investments in eligible geographic areas of Ontario. The tax credit is available for eligible expenditures in excess of $50,000 and up to $500,000 in a year, for investments that become available for use on or after March 25, 2020.

Ontario is proposing to temporarily double the Regional Opportunities Investment Tax Credit rate. The proposed enhancement would allow corporations to claim a 20 per cent credit.

The enhanced credit would be available for eligible expenditures in excess of $50,000 and up to $500,000 for property that becomes available for use in the corporation’s taxation year, and in the period beginning on March 24, 2021 and ending before January 1, 2023.

“Available for use” refers to the rules set out in the federal Income Tax Act that determine the taxation year in which a taxpayer can start to claim capital cost allowance for a depreciable property.

Qualifying investments are eligible expenditures for capital property included in Class 1 and Class 6 for the purposes of calculating capital cost allowance. Qualifying investments include expenditures for constructing, renovating or acquiring eligible commercial and industrial buildings and other assets.

The cost of this measure is projected to be $61 million over three years.

Annex: Details of Tax Measures and Other Legislative Initiatives

Areas of the province where investments would be eligible are:

•	City of Kawartha Lakes

•	County of Bruce

•	County of Elgin together with the City of St. Thomas

•	County of Essex together with the City of Windsor and Township of Pelee

•	County of Frontenac together with the City of Kingston

•	County of Grey

•	County of Haliburton

•	County of Hastings together with the City of Belleville and City of Quinte West

•	County of Huron

•	County of Lambton

•	County of Lanark together with the Town of Smiths Falls

•	County of Lennox and Addington

•	County of Middlesex together with the City of London

•	County of Northumberland

•	County of Oxford

•	County of Perth together with the City of Stratford and the Town of St. Marys

•	County of Peterborough together with the City of Peterborough
•	County of Prince Edward

•	County of Renfrew together with the City of Pembroke

•	District of Algoma

•	District of Cochrane

•	District of Kenora

•	District of Manitoulin

•	District of Muskoka

•	District of Nipissing

•	District of Parry Sound

•	District of Rainy River

•	District of Sudbury together with the City of Greater Sudbury

•	District of Thunder Bay

•	District of Timiskaming

•	Municipality of Chatham-Kent

•	United Counties of Leeds and Grenville together with the City of Brockville, the Town of Gananoque and the Town of Prescott

•	United Counties of Prescott and Russell

•	United Counties of Stormont, Dundas and Glengarry together with the City of Cornwall

Annex: Details of Tax Measures and Other Legislative Initiatives

Making Progress on Addressing Unregulated Tobacco

Since 2020, the government has been consulting on unregulated tobacco with public health stakeholders, industry and retail associations, as well as First Nations partners. Building on the commitments made in the 2020 Budget, the Province has launched engagement with First Nations on tobacco in February 2021. These conversations are being led by independent Indigenous facilitators and are essential to informing solutions to unregulated tobacco. This engagement with First Nations will support the development of a made-in-Ontario tobacco strategy.

While the consultation is ongoing, the government is taking action by enhancing and expanding existing programs that have proven to be successful in addressing unregulated tobacco. This includes:

•	Continuing to support the Akwesasne Mohawk Police Service in addressing cross-border smuggling through funding for their dedicated SAVE Team marine unit;

•	Increasing funding to the OPP’s Contraband Tobacco Enforcement Team to continue to disrupt the role of organized crime in unregulated tobacco;

•	Collaborating with federal partners on strengthening border enforcement and addressing tobacco smuggling;

•	Continuing to enhance Ontario Ministry of Finance oversight of raw leaf tobacco through the use of more innovative digital technologies; and

•	Working closely with cigar wholesalers to clarify and strengthen guidance regarding on-reserve sales.

Modernizing Anti-Avoidance Rules

As noted in the federal Fall Economic Statement 2020, tax avoidance transactions have grown increasingly complex. Sophisticated arrangements that seek to avoid or evade tax can undermine the public’s confidence in the tax system. Ontario is supportive of the federal government’s plan to consult on the modernization of Canada’s anti-avoidance rules, in particular the General Anti-Avoidance Rule (GAAR). As part of the consultation, Ontario encourages the federal government to consider ways to combat artificial income shifting, such as through the use of trusts or corporate continuances, that put provincial tax revenue at risk.

Annex: Details of Tax Measures and Other Legislative Initiatives

Summary of Measures

Table A.1 reflects the fiscal impacts of new measures proposed in this Budget.

Table A.1

Summary of Proposed Measures

($ Millions)
	Interim[1]	Medium-Term Outlook

	2020–21	2021–22	2022–23	2023–24
Enhancing the CARE Tax Credit for 2021	20	55	–	–
Introducing the Temporary Ontario Jobs Training Tax Credit	65	195	–	–
Enhancing the Regional Opportunities Investment Tax Credit until the end of 2022	6	30	25	–
Total	90	280	25	–
[1]	Interim represents the 2021 Budget projection for the 2020–21 fiscal year.

Notes: Positive numbers represent an increase in government expenditures.

Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

Annex: Details of Tax Measures and Other Legislative Initiatives

Technical Amendments

Amendments may be proposed to various statutes administered by the Ontario Minister of Finance to improve administrative effectiveness or enforcement, maintain the integrity and equity of Ontario’s tax and revenue collections system, or enhance legislative clarity or regulatory flexibility to preserve policy intent.

In addition, amendments may be proposed to other statutes to improve administrative effectiveness or enforcement, or enhance legislative clarity or regulatory flexibility to preserve policy intent, including in the following:

•	Electricity Act, 1998

Other Legislative Initiatives

Additional proposed legislative amendments include:

•

An amendment to the Credit Unions and Caisses Populaires Act, 1994 and Credit Unions and Caisses Populaires Act, 2020 to allow for the payment of certain fees from the Deposit Insurance Reserve Fund with respect to credit agreements entered into by the Financial Services Regulatory Authority of Ontario (FSRA) to provide financial assistance to the credit union sector.

•

Technical amendments to the Financial Services Regulatory Authority of Ontario Act, 2016 that would enable FSRA to make a rule governing fees for activities in respect of the Financial Professionals Title Protection Act, 2019. Corresponding technical amendments to the Financial Professionals Title Protection Act, 2019 would address the existing overlapping authority related to fees, with further technical amendments to reflect the proposed approach to collect fees from FSRA approved credentialing bodies.

•

Amendments that will be proposed in the future to align certain Ontario statutes with proposed legislation to modernize the governance of the Ontario Securities Commission (OSC) and with proposed changes to the Securities Act and the Commodity Futures Act.